As filed with the Securities and Exchange Commission on February 13, 1998
                                                     Registration No. 333-45103


-------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------
                        PRE-EFFECTIVE AMENDMENT NO. 1 TO
                                    FORM S-4
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                             ----------------------
                          Regions Financial Corporation
             (Exact Name of Registrant as Specified in its Charter)
                             ----------------------

           Delaware                               6711                    63-0589368
(State or Other Jurisdiction of      (Primary Standard Industrial     (I.R.S. Employer
Incorporation or Organization)       Classification Code Number)     Identification No.)

                              417 North 20th Street
                              Birmingham, AL 35203
                                 (205) 326-7100
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                             ----------------------
                             Samuel E. Upchurch, Jr.
                     General Counsel and Corporate Secretary
                              417 North 20th Street
                              Birmingham, AL 35203
                                 (205) 326-7860
                (Name, address, including zip code, and telephone
               number, including area code, of agent for service)
                             ----------------------
                                   Copies to:

        CHARLES C. PINCKNEY              FRANK M. CONNER III                          JOHN P. GREELEY
    LANGE, SIMPSON, ROBINSON &              ALSTON & BIRD                SMITH, MACKINNON, GREELEY, BOWDOIN & EDWARDS, P.A.
            SOMERVILLE               601 PENNSYLVANIA AVENUE, N.W.                 CITRUS TOWER, SUITE 800
 417 NORTH 20TH STREET, SUITE 1700    NORTH BUILDING, SUITE 250                    255 SOUTH ORANGE AVENUE
        BIRMINGHAM, AL 35203             WASHINGTON, D.C. 20004                     ORLANDO, FLORIDA  32801
          (205) 250-5000                   (202) 508-3303                              (407)  843-7300

                              --------------------
     Approximate date of commencement of proposed sale of securities to the public: As soon as practicable after this Registration Statement becomes effective.
     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), shall determine.

                         REGIONS FINANCIAL CORPORATION

                             CROSS-REFERENCE SHEET

                                                                       CAPTION OR LOCATION IN
                         FORM S-4 ITEM                               PROXY STATEMENT/PROSPECTUS
----------------------------------------------------------   ------------------------------------------
 1. Forepart of registration statement and outside front
    cover page of prospectus..............................   Outside Front Cover of Proxy
                                                             Statement/Prospectus; Facing Page of
                                                             Registration Statement; Cross-Reference Sheet.
 2. Inside front and outside back cover of prospectus.....   Available Information; Documents
                                                             Incorporated by Reference; Table of
                                                             Contents.
 3. Risk factors, ratio of earnings to fixed charges and
    other information.....................................   Summary; Comparative Market Prices and Dividends.
 4. Terms of the transaction..............................   Summary; Description of the Transaction;
                                                             Effect of the Merger on Rights of
                                                             Stockholders; Description of Regions
                                                             Common Stock.
 5. Pro forma financial information.......................   Summary.
 6. Material contacts with the company being acquired.....   Summary; Description
    of the Transaction.
 7. Additional information required for re-offering by
    persons and parties deemed to be underwriters.........   Not applicable.
 8. Interest of named experts and counsel.................   Opinions.
 9. Disclosure of Commission position on indemnification
    for Securities Act liabilities........................   Not Applicable (See Part II, Item 20).
10. Information with respect to S-3 registrants...........   Documents Incorporated by Reference;
                                                             Summary; Recent Developments Business of Regions.
11. Incorporation of certain information by reference.....   Documents Incorporated by Reference.
12. Information with respect to S-2 or S-3 registrants....   Not Applicable.
13. Incorporation of certain information by reference.....   Not Applicable.
14. Information with respect to registrants other than S-2
    or S-3 registrants....................................   Not Applicable.
15. Information with respect to S-3 companies.............   Not Applicable.
16. Information with respect to S-2 or S-3 companies......   Business of KFB; Voting Securities and
                                                             Principal Stockholders of KFB
17. Information with respect to companies other than S-2
    or S-3 companies......................................   Not Applicable.
18. Information if proxies, consents, or authorizations
    are to be solicited...................................   Documents Incorporated by Reference;  Summary;
                                                             The Special Meeting; Description of the Transaction;
                                                             Description of Regions Common Stock.
19. Information if proxies, consents, or authorizations
    are not to be solicited or in an exchange offer.......   Not Applicable.

Dear Key Florida Bancorp, Inc. Stockholder:

     You are cordially invited to attend the Special Meeting of Stockholders of Key Florida Bancorp, Inc. ("KFB") to be held at the El Conquistador Country Club, 4350 El Conquistador Parkway, Bradenton, Florida, 34210 on _______, 1998, at _______:00 p.m., local time, notice of which is enclosed.

     At the Special Meeting, you will be asked to consider and vote on a proposal to approve an Agreement and Plan of Merger, dated as of November 25, 1997 (the "Agreement"), entered into with Regions Financial Corporation ("Regions") pursuant to which KFB will merge (the "Merger") with and into Regions, and Liberty National Bank (the "Bank"), a wholly owned subsidiary of KFB, will become a wholly owned subsidiary of Regions. Upon consummation of the Merger, each share of KFB common stock issued and outstanding (except for certain shares held by KFB, Regions, or their respective subsidiaries) will be converted into .3666 of a share of Regions common stock. The Carson Medlin Company has advised the Board of Directors that in its opinion the aggregate consideration provided for in the Agreement is fair, from a financial point of view, to the stockholders of KFB.

     The accompanying Proxy Statement/Prospectus includes a description of the proposed Merger and provides other specific information concerning the Special Meeting, KFB, the Bank, and Regions. Please read these materials carefully and consider thoughtfully the information set forth in them.

     The Merger has been approved unanimously by your Board of Directors and is recommended by the Board to you for approval. Each member of the Board of Directors of KFB has agreed to vote those KFB shares over which such member has voting authority (other than in a fiduciary capacity) in favor of the Merger. Consummation of the Merger is subject to certain conditions, including approval of the Agreement by KFB stockholders.

     It is important to understand that approval of the Agreement requires the affirmative vote of a majority of the common stock of KFB entitled to vote at the Special Meeting, not just a majority of the votes cast. Consequently, a failure to vote will have the same effect as a vote against the Agreement.

     Accordingly, whether or not you plan to attend the Special Meeting, you are urged to complete, sign, and return promptly the enclosed proxy card. If you attend the Special Meeting, you may vote in person if you wish, even if you previously have returned your proxy card. The proposed Merger with Regions is a significant step for KFB, and your vote on this matter is of great importance. On behalf of the Board of Directors, I urge you to vote for approval of the Merger by marking the enclosed proxy card "FOR" Item One.

                                          Sincerely,

                                          Harvey E. Anderson
                                          Chairman of the Board

                            KEY FLORIDA BANCORP, INC.
                   6001 26TH STREET, BRADENTON, FLORIDA, 34207
                    NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

                            TO BE HELD _______, 1998

     Notice is hereby given that a Special Meeting of Stockholders (the "Special Meeting") of Key Florida Bancorp, Inc. ("KFB"), a bank holding company, will be held at the El Conquistador Country Club, 4350 El Conquistador Parkway, Bradenton, Florida, 34210 on _______, 1998, at _______:00 p.m., local time, for the following purposes:

     1. Merger. To consider and vote on the Agreement and Plan of Merger, dated as of November 25, 1997 (the "Agreement"), by and between KFB and Regions Financial Corporation ("Regions") pursuant to which (i) Regions will acquire all of the issued and outstanding common stock of KFB through the merger of KFB with and into Regions (the "Merger"), (ii) each share of KFB common stock (except for certain shares held by KFB, Regions, or their respective subsidiaries) will be converted into .3666 of a share of Regions common stock, and (iii) each KFB stockholder will receive cash in lieu of any remaining fractional share interest, all as described more fully in the accompanying Proxy Statement/Prospectus; and

     2. Other Business. To transact such other business as may properly come before the Special Meeting, including adjourning or postponing the Special Meeting to permit, if necessary, further solicitation of proxies.

     Only stockholders of record at the close of business on January 30, 1998, are entitled to receive notice of and to vote at the Special Meeting or any adjournment or postponement thereof.

     The Board of Directors of KFB unanimously recommends that holders of KFB common stock vote to approve the Agreement.

     We urge you to sign and return the enclosed proxy as promptly as possible, whether or not you plan to attend the Special Meeting in person. The proxy may be revoked by the person executing the proxy by filing with the Secretary of KFB an instrument of revocation or a duly executed proxy bearing a later date or by electing to vote in person at the Special Meeting.

                                              By Order of the Board of Directors

                                              Harvey E. Anderson
                                              Chairman of the Board



 _______, 1998

      KEY FLORIDA BANCORP, INC.                    REGIONS FINANCIAL CORPORATION
           PROXY STATEMENT                                  PROSPECTUS
 FOR SPECIAL MEETING OF STOCKHOLDERS                       COMMON STOCK
      TO BE HELD _______, 1998                           (PAR VALUE $.625)
                                                           _______ SHARES

     This Prospectus of Regions Financial Corporation, a regional bank holding company organized and existing under the laws of the state of Delaware ("Regions"), relates to the shares of its common stock, par value $.625 per share ("Regions Common Stock"), which are issuable to the stockholders of Key Florida Bancorp, Inc., a bank holding company organized and existing under the laws of the state of Florida ("KFB") upon consummation of the proposed merger (the "Merger") described herein, by which KFB will merge with and into Regions pursuant to the terms of an Agreement and Plan of Merger, dated as of November 25, 1997, by and between Regions and KFB (the "Agreement").

     On the effective date of the Merger (the "Effective Date"), except as otherwise described herein, (i) KFB will merge with and into Regions, (ii) each outstanding share of the $0.01 par value common stock of KFB ("KFB Common Stock") (except for certain shares held by KFB, Regions, or their respective subsidiaries) will be converted into .3666 of a share of Regions Common Stock, and (iii) each holder of KFB Common Stock will receive cash in lieu of any remaining fractional share interest. A copy of the Agreement is attached to this Proxy Statement/Prospectus as Appendix A.

     As a result of the Merger, the separate existence of KFB will cease, and Liberty National Bank, a wholly owned subsidiary of KFB (the "Bank"), will become a wholly owned subsidiary of Regions. Regions anticipates combining the Bank with its principal banking subsidiary as soon as reasonably practical. For a further description of the terms of the Merger, see "Description of the Transaction."

     This Prospectus also constitutes a Proxy Statement of KFB and is being furnished to the stockholders of KFB in connection with the solicitation of proxies by the Board of Directors of KFB for use at its special meeting of stockholders, including any adjournment or postponement thereof (the "Special Meeting"), to be held on _______, 1998, to consider and vote on the proposed Merger and related matters. This Proxy Statement/Prospectus and the accompanying proxy card are first being mailed to stockholders of KFB on or about _______, 1998.

   THE SECURITIES OFFERED HEREBY ARE NOT DEPOSITS, SAVINGS ACCOUNTS OR OTHER
       OBLIGATIONS OF A DEPOSITORY INSTITUTION AND ARE NOT INSURED BY THE
               FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER
                     GOVERNMENTAL AGENCY OR INSTRUMENTALITY.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
          COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
            ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS.
                       ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

          The date of this Proxy Statement/Prospectus is_______, 1998.

                              AVAILABLE INFORMATION

     Regions and KFB are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance therewith, file reports, proxy statements, and other information with the Securities and Exchange Commission (the "SEC"). Copies of such reports, proxy statements, and other information can be obtained, at prescribed rates, from the SEC by addressing written requests for such copies to the Public Reference Section at the SEC at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. In addition, such reports, proxy statements, and other information can be inspected at the public reference facilities referred to above and at the regional offices of the SEC at 7 World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The SEC also maintains a site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

     This Proxy Statement/Prospectus constitutes part of the Registration Statement on Form S-4 of Regions (including any exhibits and amendments thereto, the "Registration Statement") filed with the SEC under the Securities Act of 1933, as amended (the "Securities Act"), relating to the securities offered hereby. This Proxy Statement/Prospectus does not include all of the information in the Registration Statement, certain portions of which have been omitted pursuant to the rules and regulations of the SEC. For further information about Regions and the securities offered hereby, reference is made to the Registration Statement. The Registration Statement may be inspected and copied, at prescribed rates, at the SEC's public reference facilities at the addresses set forth above. Regions Common Stock is traded in the Nasdaq National Market. Reports, proxy statements, and other information concerning Regions may be inspected at the offices of the National Association of Securities Dealers, Inc. (the "NASD"), 1735 K Street, N.W., Washington, D.C. 20006.

     NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE INCLUDED IN THIS PROXY STATEMENT/PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY REGIONS OR KFB. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO OR FROM ANY PERSON TO OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF REGIONS OR KFB SINCE THE DATE HEREOF OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

     All information included or incorporated by reference in this Proxy Statement/Prospectus with respect to Regions was supplied by Regions, and all information included or incorporated by reference herein with respect to KFB was supplied by KFB.

                       DOCUMENTS INCORPORATED BY REFERENCE

     The following documents previously filed with the SEC by Regions pursuant to the Exchange Act are hereby incorporated by reference herein:

         1. Regions' Annual Report on Form 10-K for the fiscal year ended December 31, 1996;

         2. Regions' Quarterly Reports on Form 10-Q for the three months ended March 31, June 30, and September 30, 1997;

         3. Regions' Report of Form 10-C filed June 20, 1997;

         4. Regions' Current Report on Form S-4 filed with the SEC on February 9, 1998; and

         5. The description of Regions Common Stock under the heading "Item 1. Capital Stock to be Registered" in the registration statement on Form 8-A of Regions relating to Regions Common Stock and in any amendment or report filed for the purpose of updating such description.

     Regions' Annual Report on Form 10-K for the year ended December 31, 1996, incorporates by reference specific portions of Regions' Annual Report to Stockholders for that year (the "Regions Annual Report to Stockholders"), but does not incorporate other portions of the Regions Annual Report to Stockholders. Only those portions of the Regions Annual Report to Stockholders captioned "Financial Summary & Review 1996," "Financial Statements and Notes," and "Historical Financial Summary" are incorporated herein. Other portions of the Annual Report to Stockholders are NOT incorporated herein and are not a part of the Registration Statement.

     The following documents previously filed with the SEC by KFB pursuant to the Exchange Act are hereby incorporated by reference herein:

         1. KFB's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1996;

         2. KFB's Quarterly Reports on Form 10-QSB for the three months ended March 31, June 30, and September 30, 1997;

         3. KFB's Current Report on Form 8-K filed with the SEC on November 12, 1997.

     All documents filed by Regions pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this Proxy Statement/Prospectus and prior to the date of the Special Meeting shall be deemed to be incorporated by reference in this Proxy Statement/Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein or in any subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part hereof, except as so modified or superseded.

     THIS PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THOSE DOCUMENTS ARE AVAILABLE UPON REQUEST, WITHOUT CHARGE (EXCEPT FOR THE EXHIBITS THERETO), IF FILED BY REGIONS, FROM RONALD C. JACKSON, STOCKHOLDER ASSISTANCE, REGIONS FINANCIAL CORPORATION, 417 NORTH 20TH STREET, BIRMINGHAM, ALABAMA 35203 (TELEPHONE (205) 326-7090), AND IF FILED BY KFB, FROM LYNNE M. SCHOOLEY, CORPORATE SECRETARY, 6001 26TH STREET, BRADENTON, FLORIDA, 34207 (TELEPHONE (941) 751-4460). IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY _______, 1998.

           CAUTIONARY STATEMENT CONCERNING FORWARD LOOKING INFORMATION

     This Proxy Statement/Prospectus, documents incorporated by reference herein, or any other written or oral statements made by or on behalf of Regions may include forward looking statements which reflect Regions' current views with respect to future events and financial performance. Such forward looking statements are subject to certain uncertainties and other factors that may cause actual results to differ materially from the views, beliefs, and projections expressed in such statements. These uncertainties and other factors include, but are not limited to, uncertainties relating to business and economic conditions, the financial services industry, and Regions. The words "believe", "expect", "anticipate", "project", and similar expressions signify forward looking statements. Readers are cautioned not to place undue reliance on any forward looking statements made by or behalf of Regions. Any such statement speaks only as of the date the statement was made. Regions undertakes no obligation to update or revise any forward looking statements.

     More specifically, Regions' current report on Form 8-K filed with the SEC on February 9, 1998, pertaining to Regions' pending combination with First Commercial Corporation ("FCC") includes certain forward-looking statements regarding each of Regions, FCC, and the combined company following the FCC acquisition, including statements relating to cost savings, enhanced revenues, and accretion to reported earnings that may be realized from the FCC Acquisition, and certain restructuring charges expected to be incurred in connection with the FCC acquisition. Such forward-looking statements involve certain risks and uncertainties, including a variety of factors that may cause Regions' actual results to differ materially from the anticipated results or other expectations expressed in such forward-looking statements. Factors that might cause such a difference include, but are not limited to: (i) expected cost savings from the FCC acquisition and Regions' other pending acquisitions may not be fully realized or realized within the expected time frame; (ii) revenues following the FCC acquisition and the other pending acquisitions may be lower than expected, or deposit attrition, operating costs or customer loss and business disruption following the FCC acquisition and the other pending acquisitions may be greater than expected; (iii) competitive pressures among depository and other financial institutions may increase significantly; (iv) costs or difficulties related to the integration of the business of Regions, FCC, and the other pending acquisitions may be greater than expected; (v) changes in the interest rate environment may reduce margins; (vi) general economic or business conditions, either nationally or in the states or regions in which Regions does business, may be less favorable than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit; (vii) legislative or regulatory changes may adversely affect the businesses in which Regions is engaged; and (viii) changes may occur in the securities markets. Additional information with respect to factors that may cause results to differ materially from those contemplated by such forward-looking statements is included in Regions' current and subsequent filings with the SEC.

                                TABLE OF CONTENTS

AVAILABLE INFORMATION.............................................................................................2
DOCUMENTS INCORPORATED BY REFERENCE...............................................................................2
CAUTIONARY STATEMENT CONCERNING FORWARD LOOKING INFORMATION.......................................................4
SUMMARY...........................................................................................................7
     The Parties..................................................................................................7
     Special Meeting of KFB Stockholders..........................................................................8
     Record Date; Vote Required...................................................................................8
     The Merger; Exchange Ratio...................................................................................8
     Absence of Dissenters' Rights................................................................................8
     Reasons for the Merger; Recommendation of KFB's Board
      of Directors................................................................................................9
     Opinion of KFB's Financial Advisor...........................................................................9
     Effective Date...............................................................................................9
     Exchange of Stock Certificates..............................................................................10
     Regulatory Approvals and Other Conditions...................................................................10
     Waiver, Amendment, and Termination of the Agreement.........................................................10
     Interests of Certain Persons in the Merger..................................................................10
     Director Agreements.........................................................................................11
     Certain Federal Income Tax Consequences of the Merger.......................................................11
     Certain Differences in Stockholders' Rights.................................................................11
     Comparative Market Prices of Common Stock...................................................................11
     Comparative Per Share Data..................................................................................12
     Selected Financial Data.....................................................................................13
RECENT DEVELOPMENTS..............................................................................................16
     The First Commercial Acquisition............................................................................16
     Regions' 1997 Operating Results.............................................................................16
THE SPECIAL MEETING..............................................................................................17
     General.....................................................................................................17
     Record Date; Vote Required..................................................................................17
DESCRIPTION OF THE TRANSACTION...................................................................................18
     General.....................................................................................................18
     Treatment of KFB Options....................................................................................18
     Background of and Reasons for the Merger....................................................................18
     Opinion of KFB's Financial Advisor..........................................................................20
     Effective Date of the Merger................................................................................26
     Distribution of Regions Stock Certificates and
       Payment for Fractional Shares.............................................................................26
     Conditions to Consummation of the Merger....................................................................27
     Regulatory Approvals........................................................................................27
     Waiver, Amendment, and Termination of the Agreement.........................................................28
     Conduct of Business Pending the Merger......................................................................29
     Management Following the Merger.............................................................................31
     Interests of Certain Persons in the Merger..................................................................32
     Absence of Dissenters' Rights...............................................................................33
     Certain Federal Income Tax Consequences of the Merger.......................................................34
     Accounting Treatment........................................................................................35
     Expenses and Fees...........................................................................................35
     Resales of Regions Common Stock.............................................................................36
EFFECT OF THE MERGER ON RIGHTS OF STOCKHOLDERS...................................................................37
     Antitakeover Provisions Generally...........................................................................37
     Authorized Capital Stock....................................................................................38
     Amendment of Certificate of Incorporation and Bylaws........................................................38

     Classified Board of Directors and Absence of Cumulative Voting...............................................39
     Removal of Directors.........................................................................................39
     Limitations on Director Liability............................................................................40
     Indemnification..............................................................................................40
     Special Meetings of Stockholders.............................................................................41
     Actions by Stockholders Without a Meeting....................................................................41
     Stockholder Nominations and Proposals........................................................................41
     Mergers, Consolidations, and Sales of Assets Generally.......................................................42
     Business Combinations with Certain Persons...................................................................42
     Dissenters' Rights...........................................................................................43
     Stockholders' Rights to Examine Books and Records............................................................44
     Dividends....................................................................................................44
COMPARATIVE MARKET PRICES AND DIVIDENDS...........................................................................44
BUSINESS OF KFB     ..............................................................................................46
VOTING SECURITIES AND PRINCIPAL STOCKHOLDERS OF KFB...............................................................46
BUSINESS OF REGIONS...............................................................................................47
     General......................................................................................................47
     Acquisition Activity.........................................................................................48
CERTAIN REGULATORY CONSIDERATIONS.................................................................................50
     General......................................................................................................50
     Payment of Dividends.........................................................................................51
     Capital Adequacy.............................................................................................52
     Support of Subsidiary Institutions...........................................................................53
     Prompt Corrective Action.....................................................................................54
     FDIC Insurance Assessments...................................................................................55
DESCRIPTION OF REGIONS COMMON STOCK...............................................................................55
STOCKHOLDER PROPOSALS.............................................................................................56
EXPERTS...........................................................................................................56
OPINIONS..........................................................................................................56
APPENDIX A--Agreement and Plan of Merger.........................................................................A-1
APPENDIX B--Opinion of The Carson-Medlin Company ................................................................B-1

                                     SUMMARY

     The following is a summary of certain information relating to the Special Meeting, the proposed Merger, and the offering of shares of Regions Common Stock to be issued upon consummation thereof. This summary does not purport to be complete and is qualified in its entirety by the more detailed information appearing elsewhere or incorporated by reference in this Proxy Statement/Prospectus. Stockholders are urged to read carefully the entire Proxy Statement/Prospectus, including the Appendices. As used in this Proxy Statement/Prospectus, the terms "Regions" and "KFB" refer to those entities, respectively, and, where the context requires, to those entities and their respective subsidiaries.

THE PARTIES

     KFB. KFB is a bank holding company organized and existing under the laws of the state of Florida, headquartered in Bradenton, Florida. KFB operates principally through the Bank, which is a wholly owned subsidiary of KFB and a national bank and which provides a range of consumer and commercial banking services through a total of seven offices in Manatee and Sarasota counties, Florida. At September 30, 1997, KFB had total consolidated assets of approximately $212 million, total consolidated deposits of approximately $198 million, and total consolidated stockholders' equity of approximately $13.1 million. KFB's principal executive office is located at 6001 26th Street West, Bradenton, Florida, 34207 and its telephone number at such address is (941) 751-4400. See "Business of KFB."

     Regions. Regions is a regional bank holding company organized and existing under the laws of the state of Delaware and headquartered in Birmingham, Alabama, with approximately 435 banking offices located in Alabama, Florida, Georgia, Louisiana, and Tennessee as of September 30, 1997. At that date, Regions had total consolidated assets of approximately $22.2 billion, total consolidated deposits of approximately $17.6 billion, and total consolidated stockholders' equity of approximately $1.9 billion. Regions is the second largest bank holding company headquartered in Alabama in terms of assets, based on September 30, 1997 information. Regions has banking operations in Alabama, Florida, Georgia, Louisiana, and Tennessee and banking-related subsidiaries engaged in mortgage banking, credit life insurance, leasing, and securities brokerage activities with offices in various Southeastern states. Through its subsidiaries, Regions offers a broad range of banking and banking-related services.


     Since December 31, 1996, Regions has completed acquisitions of eleven financial institutions and has entered into definitive agreements to acquire six financial institutions, including the Merger. For information concerning Regions' acquisition activity, including the completed and other pending acquisitions, see "Recent Developments--First Commercial Corporation Acquisition," "Documents Incorporated by Reference," and "Business of Regions--Acquisition Activity."


     Regions commenced operations in 1971, under its former name First Alabama Bancshares, Inc., as a registered bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHC Act"). Regions' principal executive offices are located at 417 North 20th Street, Birmingham, Alabama 35203, and its telephone number at such address is (205) 326-7100.

     Additional information with respect to Regions and its subsidiaries is included in documents incorporated by reference in this Proxy
Statement/Prospectus. See "Available Information," "Documents Incorporated by Reference," and "Business of Regions."

SPECIAL MEETING OF KFB STOCKHOLDERS

     The Special Meeting will be held at _______:00 p.m., local time, on _______, 1998, at the El Conquistador Country Club, 4350 El Conquistador Parkway, Bradenton, Florida, 34207, for the purpose of considering and voting on approval of the Agreement and to transact such other business as may properly come before the meeting. See "The Special Meeting."

RECORD DATE; VOTE REQUIRED


     Only holders of record of KFB Common Stock at the close of business on January 30, 1998 (the "Record Date"), will be entitled to vote at the Special Meeting. The affirmative vote of a majority of the KFB Common Stock outstanding and entitled to vote at the Special Meeting will be required to approve the Agreement. As of the Record Date, there were 2,765,702 shares of KFB Common Stock outstanding and entitled to be voted.

     The directors and executive officers of KFB and their affiliates beneficially owned, as of the Record Date, 691,232 shares (or approximately 25.0% of the outstanding shares) of KFB Common Stock. Each member of the Board of Directors of KFB has agreed to vote those KFB shares over which such member has voting authority (other than in a fiduciary capacity) in favor of the Merger. The directors and executive officers of Regions and their affiliates beneficially owned, as of the Record Date, no shares of KFB Common Stock. As of that date, neither KFB nor Regions held any shares of KFB Common Stock in a fiduciary capacity for others. See "The Special Meeting--Record Date; Vote Required."


THE MERGER; EXCHANGE RATIO

     The Agreement provides for the acquisition of KFB by Regions pursuant to the Merger of KFB with and into Regions. On the Effective Date, each share of KFB Common Stock then issued and outstanding (except for shares held by KFB, Regions, or their respective subsidiaries, in each case other than shares held in a fiduciary capacity or as a result of debts previously contracted) will be converted into .3666 of a share of Regions Common Stock (the "Exchange Ratio"). No fractional shares of Regions Common Stock will be issued. Rather, cash will be paid in lieu of any fractional share interest to which any KFB stockholder would be entitled upon consummation of the Merger, based on the last sale price of Regions Common Stock on the Nasdaq National Market (as reported by The Wall Street Journal, or, if not reported thereby, by another authoritative source selected by Regions) on the last trading day immediately preceding the Effective Date. See "Description of the Transaction--General."

ABSENCE OF DISSENTERS' RIGHTS

     In accordance with the applicable provisions of the Florida Act and because KFB Common Stock is quoted on the Nasdaq National Market, the holders of shares of KFB Common Stock are not afforded the right to dissent from the Merger and to receive an appraised value of such shares in cash.

REASONS FOR THE MERGER; RECOMMENDATION OF KFB'S BOARD OF DIRECTORS

     KFB's Board of Directors has unanimously approved the Merger and the Agreement and has determined that the Merger is fair to, and in the best interests of, KFB and its stockholders. Accordingly, KFB's Board unanimously recommends that KFB's stockholders vote FOR approval of the Agreement. EACH MEMBER OF THE BOARD OF DIRECTORS OF KFB HAS AGREED TO VOTE THOSE SHARES OF KFB COMMON STOCK OVER WHICH SUCH MEMBER HAS VOTING AUTHORITY (OTHER THAN IN A FIDUCIARY CAPACITY) IN FAVOR OF THE AGREEMENT. In approving the Agreement, KFB's directors considered KFB's financial condition, the financial terms and the income tax consequences of the Merger, the likelihood of the Merger being approved by regulatory authorities without undue conditions or delay, legal advice concerning the proposed Merger, and the opinion of The Carson Medlin Company ("Carson Medlin") that, as of the date of its opinion, the aggregate consideration provided for in the Agreement is fair, from a financial point of view, to the stockholders of KFB. See "Description of the Transaction--Background of and Reasons for the Merger."

OPINION OF KFB'S FINANCIAL ADVISOR

     KFB retained Carson Medlin as financial advisor in connection with the Merger. Carson Medlin has rendered an opinion to KFB that, based on and subject to the procedures, matters, and limitations described in its opinion and such other matters as it considered relevant, as of the date of its opinion, the aggregate consideration provided for in the Agreement is fair, from a financial point of view, to the stockholders of KFB. The opinion of Carson Medlin is attached as Appendix B to this Proxy Statement/Prospectus. KFB stockholders are urged to read the opinion in its entirety for a description of the procedures followed, matters considered, and limitations on the reviews undertaken in connection therewith. The opinion issued by Carson Medlin was addressed to the Board of Directors of KFB for use by such Board in its consideration of the financial terms of the Merger. Such opinion does not constitute a recommendation to any KFB stockholder as to how the stockholder should vote at the Special Meeting. See "Description of the Transaction--Opinion of KFB's Financial Advisor."

EFFECTIVE DATE

     Subject to the conditions to the obligations of the parties to effect the Merger, the Effective Date will occur on the date and at the time that the Delaware Certificate of Merger and the Florida Certificate of Merger become effective with, respectively, the Delaware Secretary of State and the Florida Secretary of State. Unless otherwise agreed upon by Regions and KFB, and subject to the conditions to the obligations of the parties to effect the Merger, the parties will use their reasonable efforts to cause the Effective Date to occur on the last business day of the month in which the last of the following events occurs: (i) the effective date (including the expiration of any applicable waiting period) of the last federal or state regulatory approval required for the Merger and (ii) the date on which the Agreement is approved by the requisite vote of KFB stockholders; or such later date within 30 days thereof as specified by Regions. The parties expect that all conditions to consummation of the Merger will be satisfied so that the Merger can be consummated during the first quarter of 1998, although there can be no assurance as to whether or when the Merger will occur. See "Description of the Transaction--Effective Date of the Merger," "--Conditions to Consummation of the Merger," and "--Waiver, Amendment, and Termination of the Agreement."

EXCHANGE OF STOCK CERTIFICATES

     Promptly after the Effective Date, Regions will cause an exchange agent selected by Regions (the "Exchange Agent"), to mail to the former stockholders of KFB a form letter of transmittal, together with instructions for the exchange of such stockholders' certificates representing shares of KFB Common Stock for certificates representing shares of Regions Common Stock. KFB STOCKHOLDERS SHOULD NOT SEND IN THEIR STOCK CERTIFICATES UNTIL THEY RECEIVE THE FORM LETTER OF TRANSMITTAL AND INSTRUCTIONS. See "Description of the Transaction--Distribution of Regions Stock Certificates and Payment for Fractional Shares."

REGULATORY APPROVALS AND OTHER CONDITIONS

     The Merger is subject to approval by the Board of Governors of the Federal Reserve System (the "Federal Reserve"). Application for the requisite approval was filed with the Federal Reserve, which has issued its approval of the Merger.

     Consummation of the Merger is subject to various other conditions, including receipt of the required approval of KFB stockholders, receipt of an opinion of counsel as to the tax-free nature of certain aspects of the Merger, and certain other conditions. See "Description of the Transaction--Conditions to Consummation of the Merger."

WAIVER, AMENDMENT, AND TERMINATION OF THE AGREEMENT

     The Agreement generally may be terminated, and the Merger abandoned, by mutual consent of the Boards of Directors of both KFB and Regions, or by action of the Board of Directors of either company under certain circumstances, including if the Merger is not consummated by August 31, 1998, unless the failure to consummate by such time is due to a breach of the Agreement by the party seeking to terminate. If for any reason the Merger is not consummated, KFB and the Bank will continue their respective operations as a bank holding company and a national bank. See "Description of the Transaction--Waiver, Amendment, and Termination of the Agreement." The Agreement may be amended at any time prior to the Effective Date by written agreement of Regions and KFB upon the approval of the Board of Directors of each party; provided, that after approval by KFB stockholders of the Agreement, no amendment may be made that decreases the consideration to be received by the KFB stockholders without the further approval of such stockholders. In addition, substantially all of the conditions to consummation of the Merger may be waived, in whole or in part, to the extent permissible under applicable law, by the party for whose benefit the condition has been imposed, without the approval of KFB stockholders.

INTERESTS OF CERTAIN PERSONS IN THE MERGER


     Certain members of KFB's management and Board of Directors have interests in the Merger in addition to their interests as stockholders of KFB generally. Those interests relate to, among other things, provisions in the Agreement regarding indemnification and eligibility for certain Regions employee benefits, and treatment of outstanding options to acquire KFB Common Stock. KFB also has entered into agreements with certain officers which provide for severance pay and other benefits to be paid to such individuals upon the occurrence of a change in control of KFB, including the Merger. See "Description of the Transaction--Interests of Certain Persons in the Merger."

DIRECTOR AGREEMENTS


     In conjunction with the Agreement, each of the directors of KFB has entered into an agreement with Regions which provides, among other things, that the director will not sell, pledge, or otherwise dispose of the directors' shares of KFB Common Stock and will vote such shares of KFB Common Stock in favor of the Agreement. See "Description of the Transaction -- Interests of Certain Persons in the Merger -- Director Agreements."


CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

     Consummation of the Merger is conditioned on the receipt of an opinion of counsel to the effect that, among other things, the Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and the exchange in the Merger of KFB Common Stock for Regions Common Stock will not give rise to gain or loss to KFB stockholders, except to the extent of any cash received in lieu of fractional share interests. Gain recognition, if any, will not be in excess of the amount of cash received. Subject to the provisions and limitations of Section 302(a) of the Code, gain or loss will be recognized upon the receipt of cash in lieu of fractional share interests. See "Description of the Transaction--Certain Federal Income Tax Consequences of the Merger."

     BECAUSE CERTAIN TAX CONSEQUENCES OF THE MERGER MAY VARY DEPENDING UPON THE PARTICULAR CIRCUMSTANCE OF EACH STOCKHOLDER AND OTHER CIRCUMSTANCES, EACH KFB STOCKHOLDER IS URGED TO CONSULT SUCH HOLDER'S OWN TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE MERGER (INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL, AND FOREIGN INCOME AND OTHER TAX LAWS).

CERTAIN DIFFERENCES IN STOCKHOLDERS' RIGHTS

     On the Effective Date, KFB stockholders, whose rights are governed by the Florida Act and by KFB's Articles of Incorporation and Bylaws, will automatically become Regions stockholders, and their rights as Regions stockholders will be determined by the Delaware General Corporation Law (the "Delaware GCL") and by Regions' Certificate of Incorporation and Bylaws.

     The rights of Regions stockholders differ from the rights of KFB stockholders in certain important respects, some of which constitute additional antitakeover provisions provided for in Regions' governing documents. See "Effect of the Merger on Rights of Stockholders."

COMPARATIVE MARKET PRICES OF COMMON STOCK

     Regions Common Stock and KFB Common Stock are traded in the over-the-counter market and are quoted in the Nasdaq National Market. The following table sets forth, as of the indicated dates, (i) the last sale price of Regions Common Stock and KFB Common Stock and (ii) the equivalent per share price (as explained below) of KFB Common Stock. The indicated dates of November 6, 1997, and _______, 1998 represent, respectively, the last trading day immediately preceding public announcement of the proposed acquisition of KFB by Regions and the latest practicable date prior to the mailing of this Proxy Statement/Prospectus.

                                                                                       EQUIVALENT
                                                                                           PER
                                                                                       SHARE PRICE
                                         REGIONS                 KFB                    OF KFB
MARKET PRICE PER SHARE AT:            COMMON STOCK          COMMON STOCK              COMMON STOCK
--------------------------            ------------          ------------              ------------
 November 6, 1997                       $ 38.13                $ 12.50                   $ 13.98
 _______, 1998

     The equivalent per share price of KFB Common Stock at each specified date represents the last sale price of a share of Regions Common Stock on such date multiplied by the Exchange Ratio of .3666. Stockholders are advised to obtain current market quotations for Regions Common Stock and KFB Common Stock. No assurance can be given as to the market price of Regions Common Stock at or after the Effective Date.

COMPARATIVE PER SHARE DATA

     The following table sets forth certain comparative per share data relating to net income, cash dividends, and book value on (i) an historical basis for Regions and KFB, (ii) a pro forma combined basis per share of Regions Common Stock, giving effect to the Merger, and (iii) an equivalent pro forma basis per share of KFB Common Stock, giving effect to the Merger. The Regions and KFB pro forma combined information and the KFB pro forma Merger equivalent information give effect to the Merger on a pooling-of-interests accounting basis and assume an Exchange Ratio of .3666. See "Description of the Transaction--Accounting Treatment." The pro forma data are presented for information purposes only and are not necessarily indicative of the results of operations or combined financial position that would have resulted had the Merger been consummated at the dates or during the periods indicated, nor are they necessarily indicative of future results of operations or combined financial position.

     The information shown below should be read in conjunction with, and is qualified in its entirety by, the historical financial statements of Regions and KFB, including the respective notes thereto. Regions' historical information has been adjusted to reflect a 2-for-1 stock split effected by Regions on June 13, 1997. See "Documents Incorporated by Reference," and "--Selected Financial Data."


                                                               NINE MONTHS ENDED
                                                                 SEPTEMBER 30,          YEAR ENDED DECEMBER 31,
                                                               ------------------     --------------------------
                                                                1997         1996      1996      1995      1994
                                                                ----         ----      ----      ----      ----
                                                                    (Unaudited)       (Unaudited except Regions
                                                                                            and KFB historical)
NET INCOME PER COMMON SHARE
Regions historical.......................................     $ 1.62       $ 1.33     $ 1.85   $ 1.60    $ 1.55
KFB historical ..........................................        .15          .14        .25      .64       .12
Regions and KFB pro forma combined(1)....................       1.61                    1.84     1.60      1.55
KFB pro forma Merger equivalent(2).......................        .59                     .67      .59       .57
DIVIDENDS DECLARED PER COMMON SHARE
Regions historical.......................................        .60         .525        .70      .66       .60
KFB historical...........................................         --           --         --       --        --
KFB pro forma Merger equivalent(3).......................        .22          .19        .26      .24       .22
BOOK VALUE PER COMMON SHARE (PERIOD END)
Regions historical.......................................      13.58        12.43      12.76    11.69     10.63
KFB historical...........................................       4.76         4.74       4.60     7.81      7.43
Regions and KFB pro forma combined(1)....................      13.58
KFB pro forma Merger equivalent(2).......................       4.98

(1) Represents the combined results of Regions and KFB as if the Merger were consummated on January 1, 1994 (or September 30, 1997, in the case of Book Value Per Share Data), and were accounted for as a pooling of interests.
(2) Represents pro forma combined information multiplied by the Exchange Ratio of .3666 of a share of Regions Common Stock for each share of KFB Common Stock.
(3) Represents historical dividends declared per share by Regions multiplied by the Exchange Ratio of .3666 of a share of Regions Common Stock for each share of KFB Common Stock.

SELECTED FINANCIAL DATA

     The following tables present certain selected historical financial information for Regions and KFB. The data should be read in conjunction with the historical financial statements, related notes, and other financial information concerning Regions and KFB incorporated by reference or included herein. Interim unaudited data for the nine months ended September 30, 1997 and 1996 of Regions and KFB reflect, in the opinion of the respective managements of Regions and KFB, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such data. Results for the nine months ended September 30, 1997, are not necessarily indicative of results which may be expected for any other interim period or for the year as a whole. See "Documents Incorporated by Reference."

Selected Historical Financial Data of Regions

                                               NINE MONTHS
                                             ENDED SEPTEMBER 30,                         YEAR ENDED DECEMBER 31,
                                        -------------------------    -------------------------------------------------------------
                                            1997          1996        1996         1995         1994          1993        1992
                                            ----          ----        ----         ----         ----          ----        ----
                                            (Unaudited)
                                                        (In thousands except per share data and ratios)
INCOME STATEMENT DATA:
  Total interest income................ $ 1,217,085  $ 1,029,151  $ 1,386,122  $ 1,259,600  $   991,693  $   746,544  $   737,094
  Total interest expense ..............     603,046      508,573      685,656      635,336      436,157      296,195      324,420
  Net interest income..................     614,039      520,578      700,466      624,264      555,536      450,349      412,674
  Provision for loan losses............      31,449       21,734       29,041       30,271       20,580       24,695       39,367
  Net interest income after
       loan loss provision.............     582,590      498,844      671,425      593,993      534,956      425,654      373,307
  Total noninterest income excluding
       security gains (losses).........     189,852      162,759      217,624      187,830      171,705      169,318      147,943
  Security gains (losses)..............         541          259        3,115         (424)         344          831        2,417
  Total noninterest expense............     441,688      415,955      553,801      487,461      442,376      383,130      343,279
  Income tax expense...................     110,592       81,022      108,677       96,109       84,109       66,169       56,405
  Net income...........................     220,703      164,885      229,686      197,829      180,520      146,504      123,983
PER SHARE DATA:
  Net income........................... $      1.62  $      1.33  $      1.85  $      1.60  $      1.55  $      1.40  $      1.21
  Cash dividends.......................         .60         .525          .70          .66          .60          .52          .46
  Book value...........................       13.58        12.43        12.76        11.69        10.63         9.93         8.57
OTHER INFORMATION:
  Average number of shares outstanding      136,526      123,960      124,272      123,340      116,412      104,306      102,384
STATEMENT OF CONDITION DATA
(PERIOD END):
  Total assets......................... $22,241,897  $18,731,424  $18,930,175  $16,851,774  $15,810,076  $13,163,161  $10,457,676
  Securities...........................   4,386,163    4,005,675    3,870,595    3,863,781    3,346,291    2,993,417    2,255,732
  Loans, net of unearned income........  15,823,660   13,032,238   13,311,172   11,542,311   10,855,195    8,430,931    6,657,557
  Total deposits.......................  17,623,742   15,186,950   15,048,336   13,497,612   12,575,593   11,025,376    8,923,801
  Long-term debt.......................     402,627      447,959      447,269      632,019      599,476      525,820      151,460
  Stockholders' equity.................   1,851,493    1,554,740    1,598,726    1,429,253    1,286,322    1,106,361      886,116
PERFORMANCE RATIOS:
  Return on average assets(1)(6).......        1.41%        1.25%        1.29%        1.21%        1.27%        1.38%        1.29%
  Return on average stockholders'
       equity(1)(6)....................       16.26        14.83        15.19        14.29        15.26        15.76        15.04
  Net interest margin..................        4.30         4.29         4.27         4.21         4.37         4.77         4.85
  Efficiency (2)(6)....................       54.06        59.97        59.44        58.79        59.44        60.23        59.62
  Dividend payout......................       37.04        39.47        37.84        41.12        38.71        37.01        37.60
ASSET QUALITY RATIOS:
  Net charge-offs to average loans,
       net of unearned income(1).......         .22%         .10%         .15%         .17%         .19%         .23%         .36%
  Problem assets to net loans and
       other real estate (3)...........         .69          .54          .56          .59          .75         1.12         1.29
  Nonperforming assets to net loans
       and other real estate (4).......         .81          .73          .76          .68          .80         1.28         1.39
  Allowance for loan losses to loans,
       net of unearned income..........        1.24         1.37         1.32         1.38         1.32         1.48         1.51
  Allowance for loan losses to
       nonperforming assets (4)........      153.38       186.89       173.65       202.55       164.48       115.88       107.97
LIQUIDITY AND CAPITAL RATIOS:
  Average stockholders' equity to
       average assets..................        8.66%        8.41%        8.49%        8.44%        8.35%        8.76%        8.60%
  Average loans to average deposits           88.43        85.01        85.90        86.12        79.90        76.41        71.59
  Tier 1 risk-based capital (5)........        9.85        10.71        10.81        11.14        10.69        11.13        11.68
  Total risk-based capital (5).........       12.24        13.53        13.59        14.61        14.29        13.48        14.44
  Tier 1 leverage (5)..................        7.35         7.65         7.44         7.49         8.21        10.11         8.44

---------------
  (1)    Interim period ratios are annualized.
  (2) Noninterest expense divided by the sum of net interest income (taxable-equivalent basis) and noninterest income net of gains (losses) from security transactions.
  (3) Problem assets include loans on a nonaccrual basis, restructured loans, and foreclosed properties.
  (4) Nonperforming assets include loans on a nonaccrual basis, restructured loans, loans 90 days or more past due, and foreclosed properties.
  (5) The required minimum Tier 1 and total capital ratios are 4% and 8%, respectively. The minimum leverage ratio of Tier 1 capital to total assets is 3% to 5%. The ratios for periods prior to 1996 have not been restated to reflect the combination with First National Bancorp effected March 1, 1996, and accounted for as a pooling of interests, or any other pooling-of-interests transactions.
  (6) Ratios for 1996 excluding $19.0 million (after-tax) charged for SAIF assessment and merger expenses are as follows: Return on average stockholders' equity - 16.45%, Return on average total assets - 1.40%, and Efficiency - 56.16%.

Selected Historical Financial Data of KFB

     The following sets forth certain selected historical financial data of KFB for the periods indicated. On July 30, 1996, KFB and the Bank closed the merger of Key Florida Bank, FSB (a former subsidiary of KFB) with and into the Bank. Due to the change in majority ownership interest to that of the Bank stockholders, the merger was considered to be an acquisition by the Bank of KFB and its subsidiary. The transaction was accounted for under the purchase method of accounting. Due to the recapitalization resulting from the merger transaction and the resulting change in control to the Bank stockholders, the operating results and the financial data below for the years ended December 31, 1995 and 1994 reflect those of the Bank.

                                                        NINE MONTHS
                                                    ENDED SEPTEMBER 30,         YEAR ENDED DECEMBER 31,
                                                   --------------------       ---------------------------
                                                      1997         1996       1996        1995       1994
                                                      ----         ----       ----        ----       ----
                                                                (Unaudited)
                                              (In thousands except per share data and ratios)
INCOME STATEMENT DATA:
  Total interest income................            $  12,283   $   7,274  $  11,078   $   6,856   $  4,754
  Total interest expense ..............                6,456       3,678      5,798       3,682      2,212
  Net interest income..................                5,827       3,596      5,280       3,174      2,542
  Provision for loan losses............                  361         257        257         362        276
  Net interest income after
       loan loss provision.............                5,466       3,339      5,023       2,812      2,266
  Total noninterest income
       excluding security gains (losses)                 616         287        482         579        447
  Security gains (losses)..............                   88           1        (14)         (6)         5
  Total noninterest expense............                5,538       3,140      4,771       2,472      2,664
  Income tax expense...................                  221         178        284         351        (51)
  Net income...........................                  411         309        436         562        105
PER SHARE DATA:
  Net income...........................            $     .15   $     .14  $     .25   $     .64   $    .12
  Cash dividends.......................                   --          --         --          --         --
  Book value...........................                 4.76        4.74       4.60        7.81       7.43
OTHER INFORMATION:
  Average number of shares outstanding                 2,800       2,196      1,715         879        845
STATEMENT OF CONDITION DATA
(PERIOD END):
  Total assets.........................            $ 212,372   $ 198,603  $ 200,890   $  96,069   $ 79,504
  Securities held to maturity..........                   --          --         --          --         --
  Securities available for sale........               26,601      29.524     27,414      21,294     21,471
  Loans, net of unearned income........              159,133     146,963    153,709      65,744     49,339
  Total deposits.......................              197,913     183,972    187,347      87,955     72,717
  Long-term debt.......................                  125         149        143           0          0
  Stockholders' equity.................               13,133      12,988     12,691       7,349      6,286
PERFORMANCE RATIOS:
  Return on average assets (1).........                  .27%        .34%       .31%        .63%       .15%
  Return on average stockholders'
       equity (1)......................                 4.21        4.70       4.43        8.02       1.63
  Net interest margin (1)..............                 4.09        4.30       4.03        3.78       3.93
  Efficiency (2).......................                85.96       80.87      82.79       66.16      89.06
  Dividend payout......................                   --          --         --          --         --
ASSET QUALITY RATIOS:
  Net charge-offs to average loans,
       net of unearned income (1)......                  .19%        .26%       .16%        .15%       .50%
  Problem assets to net loans and
       other real estate (3)...........                 1.51        1.30       1.36        1.26        .73
  Nonperforming assets to net loans
       and other real estate (4).......                 1.71        1.30       1.36        1.26       1.76
  Allowance for loan losses to loans,
       net of unearned income..........                  .86         .89        .85        1.06        .86
  Allowance for loan losses to
       nonperforming assets (4)........                70.91       93.70      62.73       83.71      49.03
LIQUIDITY AND CAPITAL RATIOS:
  Average stockholders' equity to
       average assets..................                 6.36%       7.26%      7.05%       7.90%      9.23%
  Average loans to average deposits                    91.63       95.92      89.44       79.02      78.44
  Tier 1 risk-based capital (5)........                 9.01        9.17       9.04       11.07      13.09
  Total risk-based capital (5).........                10.01       10.19      10.05       12.13      13.93
  Tier 1 leverage (5)..................                 5.96        6.69       5.91        7.98       8.84

  (1)    Interim period ratios are annualized.
  (2) Noninterest expense divided by the sum of net interest income (taxable-equivalent basis) and noninterest income net of gains (losses) from security transactions.
  (3) Problem assets include loans on a nonaccrual basis, restructured loans, and foreclosed properties.
  (4) Nonperforming assets include loans on a nonaccrual basis, restructured loans, loans 90 days or more past due, and foreclosed properties.
  (5) The required minimum Tier 1 and total capital ratios are 4% and 8%, respectively. The minimum leverage ratio of Tier 1 capital to total assets is 3% to 5%.

                               RECENT DEVELOPMENTS

FIRST COMMERCIAL CORPORATION ACQUISITION

     On February 8, 1998, Regions and FCC entered into an Agreement and Plan of Merger, pursuant to which FCC will be acquired by Regions, by means of the merger of FCC with and into Regions, with Regions as the surviving entity (the "FCC Acquisition"). Upon consummation of the FCC Acquisition, Regions will exchange 1.7 shares of Regions Common Stock for each share of FCC common stock outstanding, with a total of approximately 65.9 million shares of Regions common stock expected to be issued in the merger. Regions expects the FCC Acquisition to be accounted for as a pooling of interests and expects to consummate the transaction during the third quarter of 1998, subject to approval of Regions and FCC stockholders in accordance with applicable law, approval of various regulatory authorities, and other customary conditions of closing.

     FCC is a multi-bank bank holding company headquartered in Little Rock, Arkansas, with approximately 146 banking offices in Arkansas, Tennessee, Texas and Louisiana, and a 50% interest in two Oklahoma banks. FCC also operates banking-related affiliates in the areas of mortgage banking, trust services, securities brokerage, asset management and accounts receivable factoring. At September 30, 1997, FCC reported total consolidated assets of approximately $6.6 billion, total consolidated deposits of approximately $5.7 billion, and total consolidated stockholders equity of approximately $627 million. Based on September 30, 1997 information, FCC is the largest bank holding company headquartered in Arkansas and has the largest market share of deposits in Arkansas of depository institutions with offices in Arkansas.

     In connection with consummation of the FCC Acquisition, Regions anticipates taking a pre-tax merger charge of approximately $85 million.

     Additional information with respect to the FCC acquisition is set forth in Regions' current report on Form 8-K filed with the SEC on February 9, 1998 (the "FCC 8-K"). The FCC 8-K includes or incorporates by reference certain forward looking statements, estimates, and projections concerning the FCC Acquisition, which are subject to various uncertainties and risks as explained above under the caption "Cautionary Statement Concerning Forward Looking Information." Estimates and projections concerning the future financial performance of Regions following the FCC Acquisition are predicated on certain assumptions and depend upon future events, the course of which cannot be ascertained with certainty, and therefore such estimates and projections, including but not limited to estimates concerning future levels of accretion and dilution of Regions' earnings per share, future cost savings achievable in consolidation, and levels of merger related charges, should be considered only as estimates and understood to be uncertain and subject to risks of inaccuracy. Future events may cause Regions' actual experience to differ materially from such estimates and projections. See " Cautionary Statement Concerning Forward Looking Information."

REGIONS' 1997 OPERATING RESULTS

     For the fourth quarter ended December 31, 1997, Regions reported net income of $79.0 million or $.58 per share (or $.57 per share assuming dilution), representing a 22% increase in net income (and a 12% increase on a per share basis) over the same period of 1996. For the twelve months ended December 31, 1997, Regions reported net income of $299.7 million or $2.20 per share (or $2.15 per share assuming dilution), representing a 19% increase on a per-share basis in net income over 1996. The return on average total assets for 1997 was 1.4%, and the return on average stockholders' equity was 16.3%. At December 31, 1997, the ratio of stockholders' equity to total assets was 8.3%. As of December 31, 1997, Regions had total consolidated assets of approximately $23.0 billion, total consolidated deposits of approximately $17.8 billion, and total consolidated stockholders' equity of approximately $1.9 billion.

                               THE SPECIAL MEETING

GENERAL

     This Proxy Statement/Prospectus is being furnished to the holders of KFB Common Stock in connection with the solicitation by the KFB Board of Directors of proxies for use at the Special Meeting, at which KFB stockholders will be asked to vote upon a proposal to approve the Agreement. The Special Meeting will be held at _______:00 p.m., local time, on _______, 1998, at the El Conquistador Country Club, 4350 El Conquistador Parkway, Bradenton, Florida, 34210.

     Stockholders of Regions are not required to approve the Agreement and the transactions contemplated thereby.

     KFB stockholders are requested promptly to sign, date, and return the accompanying proxy card to KFB in the enclosed postage-paid, addressed envelope. Any KFB stockholder who has delivered a proxy may revoke it at any time before it is voted by giving notice of revocation in writing or submitting to KFB a signed proxy card bearing a later date, provided that such notice or proxy card is actually received by KFB before the vote of stockholders or in open meeting prior to the taking of the stockholder vote at the Special Meeting. Any notice of revocation should be sent to Key Florida Bancorp, Inc., 6001 26th Street, Bradenton, Florida, 34207, Attention: Lynne M. Schooley, Corporate Secretary. A proxy will not be revoked by death or supervening incapacity of the stockholder executing the proxy unless, before the vote, notice of such death or incapacity is filed with the Secretary. The shares of KFB Common Stock represented by properly executed proxies received at or prior to the Special Meeting and not subsequently revoked will be voted as directed in such proxies. IF INSTRUCTIONS ARE NOT GIVEN, SHARES REPRESENTED BY PROXIES RECEIVED WILL BE VOTED FOR APPROVAL OF THE AGREEMENT AND IN THE DISCRETION OF THE PROXY HOLDER AS TO ANY OTHER MATTERS THAT PROPERLY MAY COME BEFORE THE SPECIAL MEETING. IF NECESSARY, AND UNLESS CONTRARY INSTRUCTIONS ARE GIVEN, THE PROXY HOLDER ALSO MAY VOTE IN FAVOR OF A PROPOSAL TO ADJOURN THE SPECIAL MEETING TO PERMIT FURTHER SOLICITATION OF PROXIES IN ORDER TO OBTAIN SUFFICIENT VOTES TO APPROVE THE AGREEMENT. As of the date of this Proxy Statement/Prospectus, KFB is unaware of any other matter to be presented at the Special Meeting.

     Solicitation of proxies will be made by mail but also may be made by telephone or telegram or in person by the directors, officers, and employees of KFB, who will receive no additional compensation for such solicitation but may be reimbursed for out-of-pocket expenses. Brokerage houses, nominees, fiduciaries, and other custodians will be requested to forward solicitation materials to beneficial owners and will be reimbursed for their reasonable out-of-pocket expenses.

     KFB stockholders should not forward any stock certificates with their proxy cards.

RECORD DATE; VOTE REQUIRED


     KFB's Board of Directors has established the close of business on January 30, 1998, as the Record Date for determining the KFB stockholders entitled to notice of and to vote at the Special Meeting. Only KFB stockholders of record as of the Record Date will be entitled to vote at the Special Meeting. As of the Record Date, there were approximately 582 Recordholders of 2,765,702 shares of KFB Common Stock outstanding and entitled to vote at the Special Meeting, with each share entitled to one vote. For information as to persons known by KFB to beneficially own more than 5.0% of the outstanding shares of KFB Common Stock as of the Record Date, see "Voting Securities and Principal Stockholders of KFB."

     The presence, in person or by proxy, of a majority of the outstanding shares of KFB Common Stock is necessary to constitute a quorum of the stockholders in order to take action at the Special Meeting. For these purposes, shares of KFB Common Stock that are present, or represented by proxy, at the Special Meeting will be counted for quorum purposes regardless of whether the holder of the shares or proxy fails to vote on the Agreement for any reason, including broker nonvotes. Generally, a broker who holds shares of KFB Common Stock in "street" name on behalf of a beneficial owner lacks authority to vote such shares in the absence of specific voting instructions from the beneficial owner.

     Once a quorum is established, approval of the Agreement requires the affirmative vote of the holders of a majority of the KFB Common Stock outstanding and entitled to vote at the Special Meeting, and not just a majority of the votes cast. Therefore, a failure to vote, in person or by proxy, for any reason has the same effect as a vote against the Agreement, including failure to return a properly executed proxy, an abstention, or a broker nonvote.


     The directors and executive officers of KFB and their affiliates beneficially owned, as of the Record Date, 691,232 shares (or approximately 25.0% of the outstanding shares) of KFB Common Stock. The directors and executive officers of Regions and their affiliates beneficially owned, as of the Record Date, no shares of KFB Common Stock. As of that date, no subsidiary of either KFB or Regions held any shares of KFB Common Stock in a fiduciary capacity for others.


                         DESCRIPTION OF THE TRANSACTION

     The following material describes certain aspects of the Merger. This description does not purport to be complete and is qualified in its entirety by reference to the Appendices hereto, including the Agreement, which is attached as Appendix A to this Proxy Statement/Prospectus and incorporated herein by reference. All stockholders are urged to read the Appendices in their entirety.

GENERAL

     Each share of KFB Common Stock (excluding any shares held by KFB, Regions, or their respective subsidiaries, other than shares held in a fiduciary capacity or as a result of debts previously contracted) issued and outstanding at the Effective Date will be converted into .3666 of a share of Regions Common Stock. Each share of Regions Common Stock outstanding immediately prior to the Effective Date will remain outstanding and unchanged as a result of the Merger.

     No fractional shares of Regions Common Stock will be issued in connection with the Merger. In lieu of issuing fractional shares, Regions will make a cash payment equal to the fractional part of a share which a KFB stockholder would otherwise receive multiplied by the last sale price of Regions Common Stock on the Nasdaq National Market (as reported by The Wall Street Journal, or, if not reported thereby, by another authoritative source selected by Regions), on the last full trading day prior to the Effective Date.

TREATMENT OF KFB OPTIONS

     The Agreement provides that all rights with respect to KFB Common Stock pursuant to stock options granted by KFB under its stock option plans which are outstanding at the Effective Date, whether or not then exercisable, will be converted into and will become options with respect to Regions Common Stock, and Regions will assume each of such options in accordance with the terms of the plan under which it was issued and the agreement by which it is evidenced. After the Effective Date, those options will become options to purchase Regions Common Stock, with the exercise price and number of shares of Regions Common Stock purchasable thereunder adjusted to reflect the Exchange Ratio. The only executive officer or director of KFB who as of the date of this Proxy Statement/Prospectus held outstanding options was Stephen R. Jonsson who held exercisable options to purchase 60,937 shares of KFB Common Stock.



BACKGROUND OF AND REASONS FOR THE MERGER

     Background of the Merger.

     From time to time during the first half of 1997, KFB had received periodic inquiries from other financial institutions regarding a possible combination or merger transaction with KFB. On July 17, 1997, the KFB Board discussed retaining an investment banking firm which would assist KFB in the assessment of its current strategic position and to advise KFB on potential alternatives to enhance and/or realize stockholder value. On August 7, 1997, the KFB Board met with representatives from three separate investment banking firms. The Board and these representatives discussed an analysis of three strategic options for KFB, including raising capital for KFB by the sale of additional KFB Common Stock, proceeding with the internal growth of KFB in existing markets, or selling KFB. With regard to selling additional capital, the Board considered that this option may result in KFB stockholders receiving less value for their shares than if there was a sale of KFB. With regard to the alternative for continued growth in earnings by KFB on an independent basis, the Board considered that this option may not allow KFB to accelerate growth to a greater asset size and more competitive position with other financial institutions. The Board also considered that the alternatives of raising additional capital or having KFB continue on an independent basis also had the risk that the prices being received for the sales of financial institutions in the prevailing market could decline over the ensuing years. The Board also considered the costs and operational risks associated with further investment in the Bank's operational systems and acquiring and instituting new technology in order to enhance its ability to compete in the rapidly changing financial institutions industry. With respect to the alternative for a sale of KFB, the Board considered factors including the trend in the financial institutions industry for consolidation and the multiples being paid for independent community banks, and that a sale would afford liquidity for KFB stockholders with less risk than reliance on future KFB growth and market penetration.

     While not making any final decision whether any transaction involving a sale of KFB should be entered into, the Board authorized KFB to retain Carson Medlin, an investment banking firm which specializes in the securities of southeastern United States financial institutions, to solicit indications of interest that might warrant serious consideration and potentially result in an agreement to merge or otherwise be acquired. On August 13, 1997, KFB retained Carson Medlin as investment bankers to serve as the exclusive financial advisor to KFB.

     Through the remainder of August, 1997 representatives of KFB and Carson Medlin identified and evaluated potential acquirers. During the first week of September, 1997, Carson Medlin contacted 12 companies (including Regions) to explore, more formally, their interest in acquiring KFB. As to the 12 companies contacted, nine (including Regions) elected to sign a confidentiality agreement to review confidential information with respect to KFB. On September 29, 1997, Carson Medlin received preliminary indications of interest from five companies (not including Regions). Regions indicated on September 23, 1997 that, while Regions was interested in pursuing a transaction with KFB, it also was pursuing other strategic alternatives, and was not in a position to meet KFB's schedule for a preliminary proposal.

     On October 3, 1997, Carson Medlin met with KFB's executive committee to review the preliminary proposals. The committee authorized Carson Medlin to continue its discussions with the interested parties. On October 13, 1997, Carson Medlin and the committee further discussed the proposals by telephone conference and, based upon the proposals received, the committee authorized four of the companies to conduct their respective due diligence reviews of KFB.

     On October 16, 1997, one of the five companies that originally had expressed an interest in KFB advised Carson Medlin that it was no longer interested in pursuing a transaction with KFB, primarily due to that party's successful bid in another transaction. From October 20 to October 28, 1997 three financial institutions conducted a due diligence review of KFB. On October 31, 1997, Regions called Carson Medlin to advise of Regions' renewed interest in KFB. Regions was advised that final proposals for a transaction with KFB were due on November 5, 1997. On November 5, 1997, Carson Medlin received three proposals from parties that had already performed their due diligence reviews of KFB, plus Regions. On November 7, 1997, the KFB Board met with Carson Medlin representatives and legal counsel and reviewed the proposals received. At that meeting, the Board of Directors reviewed the proposals received, including that from Regions (which had a value per share of KFB Common Stock in excess of the proposals received from the other parties). The Board unanimously agreed to accept the proposal from Regions and authorized KFB to enter into a letter of intent with Regions regarding an acquisition by Regions of KFB at a price of
 .3666 of a share of Regions Common Stock for each outstanding share of KFB Common Stock. Among other things, the letter of intent was subject to a due diligence review by Regions of KFB. At that meeting, the Board of Directors also directed KFB's officers, with the assistance of KFB's financial and legal advisors, to commence negotiations of a definitive agreement that would be brought back to the KFB Board of Directors for review and consideration. Following the meeting, KFB announced that it had entered into a letter of intent with Regions.

     From November 10, 1997 through November 12, 1997, Regions performed a due diligence of KFB. From November 10 through November 24, 1997, Regions and KFB reviewed drafts, and negotiated the terms, of a definitive agreement. As part of the negotiations, KFB representatives had requested that the definitive agreement include pricing collars which would provide some adjustment in the Exchange Ratio in the event of certain decreases in the trading value of Regions Common Stock during the pendency of the transaction. Regions indicated it was not interested in pursuing a transaction structured on that basis. The agreement was reviewed and approved by the Board of Directors of KFB at a meeting held on November 25, 1997. At this meeting, legal counsel reviewed generally for KFB's directors the fiduciary obligations of directors in sales of financial institutions and commented on the form of definitive agreement, the agreement to be entered into between KFB's directors and Regions, and the change of control provisions of the employment agreements previously entered into with several KFB officers (see "--Interests of Certain Persons in the Merger") that would arise as a result of the Merger. At the meeting, representatives of Carson Medlin rendered an opinion that the aggregate consideration provided for in the Agreement is fair, from a financial point of view, to the stockholders of KFB. KFB's Board then unanimously approved the Agreement and the transactions contemplated thereby. KFB's management also was authorized to execute the Agreement, which was signed by Regions and KFB effective November 25, 1997.

     KFB's Reasons for the Merger. In approving the Merger, the directors of KFB considered a number of factors. Without assigning any relative or specific weights to the factors, the KFB Board of Directors considered the following material factors:

     (a) the information presented to the directors by the management of KFB concerning the business, operations, earnings, asset quality, and financial condition of KFB, including the competitive and regulatory environment for financial institutions generally;

     (b) the financial terms of the Merger, including the relationship of the merger price to the market value, tangible book value, and earnings per share of KFB Common Stock;

     (c) the nonfinancial terms of the Merger, including the treatment of the Merger as a tax-free exchange of KFB Common Stock for Regions Common Stock for federal and state income tax purposes (except in respect of cash received for KFB Common Stock);

     (d) that the Merger will enable KFB stockholders to exchange their shares of KFB Common Stock for shares of common stock of a larger and more diversified entity, the stock of which is more widely held and more actively traded;

     (e) that the Merger will enable KFB stockholders to own stock in a financial institution that has historically paid cash dividends to its stockholders as compared to KFB which has not paid cash dividends to its stockholders since February 1991.

     (f) the likelihood of the Merger being approved by applicable regulatory authorities without undue conditions or delay; and

     (g) the opinion rendered by KFB's financial advisor to the effect that the aggregate consideration provided for in the Agreement is fair, from a financial point of view, to the holders of KFB Common Stock.

     The terms of the Merger were the result of arms-length negotiations between representatives of KFB and representatives of Regions. Based upon the consideration of the foregoing factors, the Board of Directors of KFB unanimously approved the Merger as being in the best interests of KFB and its stockholders. Each member of the Board of Directors of KFB has agreed to vote those shares of KFB Common Stock over which such member has voting authority (other than in a fiduciary capacity) in favor of the Merger.

     KFB's Board of Directors unanimously recommends that KFB stockholders vote for approval of the Agreement.

     Regions' Reasons for the Merger. The Regions Board of Directors has approved the Agreement and determined that the Merger is in the best interests of Regions and its stockholders. In approving the Agreement, the Regions Board considered a number of factors. Without assigning any relative or specific weights to the factors, the Regions Board of Directors considered the following material factors:

     (a) a review, based in part on a presentation by Regions management, of (i) the business, operations, earnings, and financial condition, including the capital levels and asset quality, of KFB on an historical, prospective, and pro forma basis and in comparison to other financial institutions in the area, (ii) the demographic, economic, and financial characteristics of the markets in which KFB operates, including existing competition, history of the market areas with respect to financial institutions, and average demand for credit, on an historical and prospective basis, and (iii) the results of Regions' due diligence review of KFB; and

     (b) a variety of factors affecting and relating to the overall strategic focus of Regions, including Regions' desire to expand into markets in the general vicinity of its core markets.

OPINION OF KFB'S FINANCIAL ADVISOR

     Pursuant to an engagement letter dated August 13, 1997, the Board of Directors of KFB engaged Carson Medlin to provide the Board of Directors of KFB with a written opinion regarding the fairness of the Merger from a financial point of view. KFB selected Carson Medlin as its financial advisor on the basis of Carson Medlin's experience and expertise in representing community banks in acquisition transactions. Carson Medlin is an investment banking firm which specializes in the securities of financial institutions located in the southeastern United States. As part of its investment banking activities, Carson Medlin is regularly engaged in the valuation of financial institutions and transactions relating to their securities.

     As part of its engagement, representatives of Carson Medlin attended the meeting of KFB's Board held on November 25, 1997, at which meeting the terms of the proposed Merger were discussed and considered. Carson Medlin delivered its written opinion (dated as of that date) to the Board of Directors of KFB stating that the aggregate consideration to be provided for in the Agreement is fair, from a financial point of view, to the stockholders of KFB. Carson Medlin subsequently confirmed such opinion in writing as of the date of this Proxy Statement/Prospectus.

     The full text of Carson Medlin's written opinion, dated the date of this Proxy Statement/Prospectus, is attached as Appendix B to this Proxy Statement/Prospectus and should be read in its entirety with respect to the procedures followed, assumptions made, matters considered and qualification and limitation on the review undertaken by Carson Medlin in connection with its opinion. Carson Medlin's opinion is addressed to KFB's Board of Directors and is substantially identical to the written opinion delivered to KFB's Board dated November 25, 1997. The summary of the opinion of Carson Medlin set forth in this Proxy Statement/Prospectus is qualified in its entirety by reference to the full text of such opinion. Carson Medlin's opinions to KFB's Board of Directors on the merger do not constitute a recommendation to any KFB stockholder regarding how such stockholder should vote at the Special Meeting.

     No limitations were imposed by the Board of Directors or management of KFB upon Carson Medlin with respect to the investigations made or the procedures followed by Carson Medlin in rendering its opinions.

     The preparation of a fairness opinion involves various determinations as to the most appropriate methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to partial analysis or summary description. In connection with rendering its opinions, Carson Medlin performed a variety of financial analyses. Carson Medlin believes that its analyses must be considered together as a whole and that selecting portions of such analyses and the facts considered therein, without considering all other factors and analyses, could create an incomplete or inaccurate view of the analyses and the process underlying Carson Medlin's opinion. In its analyses, Carson Medlin made numerous assumptions with respect to industry performance, business and economic conditions, and other matters, many of which are beyond the control of Regions and KFB and which may not be realized. Any estimates contained in Carson Medlin's analyses are not necessarily predictive of future results or values, which may be significantly more or less favorable than such estimates. Estimates of values of companies do not purport to be appraisals or necessarily reflect the prices at which such companies or their securities may actually be sold. Except as described below, none of the analyses performed by Carson Medlin were assigned a greater significance by Carson Medlin than any other.

     Carson Medlin has relied upon, without independent verification, the accuracy and completeness of the information reviewed by it for purpose of its opinion. Carson Medlin did not undertake any independent evaluation or appraisal of the assets and liabilities of Regions or KFB, nor was it furnished with any such appraisals. Carson Medlin is not expert in the evaluation of loan portfolios, including under-performing or non-performing assets, charge-offs or the allowance for loan losses. It has not reviewed any individual credit files of Regions or KFB. Instead, it has assumed that the allowances for each of Regions and KFB are in the aggregate adequate to cover such losses. Carson Medlin's opinion is necessarily based on economic, market and other conditions existing on the date of its opinion, and on information as of various earlier dates made available to it. Carson Medlin reviewed certain financial projections prepared by Regions and KFB. Carson Medlin assumed that these projections were prepared on a reasonable basis using the best and most current information available to the managements of Regions and KFB, and that such projections will be realized in the amounts and at the times contemplated thereby. Neither Regions nor KFB publicly discloses internal management projections of the type provided to Carson Medlin. Such projections were not prepared for, or with a view toward, public disclosure. Carson Medlin assumed that the Merger will be recorded as a pooling-of-interests under generally accepted accounting principles.


     In connection with its opinion, dated as of the date hereof, Carson Medlin reviewed: (i) the Agreement; (ii) the annual reports to stockholders of Regions, including the audited financial statements for the five years ended December 31, 1996; (iii) audited financial statements of KFB for the three years ended December 31, 1996; (iv) the unaudited financial statements of Regions for the year ended December 31, 1997; (v) the unaudited financial statements of KFB for the year ended December 31, 1997; (vi) the unaudited interim financial statements of Regions for the nine months ended September 30, 1997; (vii) the unaudited interim financial statements for KFB for the nine months ended September 30, 1997; (viii) certain financial and operating information with respect to the business, operations and prospects of Regions and KFB; (ix) Regions' Current Report on Form 8-K filed with the SEC on February 9, 1998; and
(x) this Proxy Statement/Prospectus. In addition, Carson Medlin: (a) held discussions with members of the senior management of Regions and KFB regarding the historical and current business operations, financial condition and future prospects of their respective companies; (b) reviewed the historical market prices and trading activity for the common stock of Regions and KFB and compared them with those of certain publicly traded companies which it deemed to be relevant; (c) compared the results of operations of Regions and KFB with those of certain financial institutions which it deemed to be relevant; (d) compared the financial terms of the Merger with the financial terms, to the extent publicly available, of certain other recent business combinations of financial institutions; (e) analyzed the pro form financial impact of the Merger on Regions; and (f) conducted such other studies, analyses, inquiries and examinations as Carson Medlin deemed appropriate.

     Valuation Methodologies. The following is a summary of the principal analyses performed by Carson Medlin and presented to the KFB Board of Directors on November 25, 1997, in connection with Carson Medlin's opinion of that date.

     Summary of the Proposal. Carson Medlin reviewed the terms of the proposed Merger, including the form of consideration, the Exchange Ratio, the closing price of Regions' Common Stock as of November 24, 1997, and the resulting price per share of KFB Common Stock pursuant to the proposed Merger. Under the terms of the Agreement, each outstanding share of KFB Common Stock will be converted into .3666 of a share of Regions Common Stock resulting in an indicated value of $13.95 per share based on the closing price of Regions' Common Stock on November 24, 1997 of $38 1/16 per share. Carson Medlin calculated that the indicated value represented a 43.1% premium over the closing price of KFB Common Stock five days prior to the announcement of the letter of intent. The indicated value also represented 293% of stated book value at September 30, 1997, 22.6 times estimated 1998 earnings, a 14.8% core deposit premium (defined as the aggregate transaction value minus stated book value divided by core deposits) and 18.6% of total assets of KFB at September 30, 1997.

     Industry Comparative Analysis. In connection with rendering its opinion, Carson Medlin compared selected operating results of KFB to those of 49 publicly-traded community commercial banks in Alabama, Florida, Georgia, North Carolina, South Carolina, Virginia and West Virginia (the "SIBR Banks") as contained in the Southeastern Independent Bank Review(TM), a proprietary research publication prepared by Carson Medlin quarterly since 1991. The SIBR Banks range in asset size from approximately $103 million to $2.4 billion and in stockholders' equity from approximately $10.9 million to $235 million. Carson Medlin considers this group of financial institutions more comparable to KFB than larger, more widely traded regional financial institutions. Carson Medlin compared, among other factors, profitability, capitalization, and asset quality of KFB to these financial institutions. Carson Medlin noted that based on results through six months ended June 30, 1997:

- KFB had a return on average assets (ROA) of 0.41%, compared to mean ROA of 1.24% for the SIBR Banks;

- KFB had a return on average equity (ROE) of 6.4%, compared to mean ROE of 12.5% for the SIBR Banks;

- KFB had common equity to total assets at June 30, 1997 of 6.33%, compared to mean common equity to total assets of 9.69% for the SIBR Banks; and

- KFB had non-performing assets (defined as loans 90 days past due, nonaccrual loans and other real estate) to total loans net of unearned income and other real estate at June 30, 1997 of 2.27%, compared to mean nonperforming assets to total loans net of unearned income and other real estate of 0.97% for the SIBR Banks.

     This comparison indicated that KFB's financial performance was below the average SIBR Bank for most of the factors considered.

     Carson Medlin also compared selected operating results of Regions to those of 8 other publicly-traded mid-size regional bank holding companies defined as those with assets between $5 and $30 billion (the "Peer Banks") located in the Southeast. The Peer Banks include: AmSouth Bancorporation, The Colonial

BancGroup, Inc., Compass Bancshares, Inc., First American Corporation, First Tennessee National Corporation, National Commerce Bancorporation, SouthTrust Corporation, and Union Planters Corporation. Carson Medlin considers this group of southeastern financial institutions comparable to Regions as to financial characteristics, stock price performance and trading volume. Carson Medlin compared selected balance sheet data, asset quality, capitalization, profitability ratios and market statistics using financial data at or for the nine months ended September 30, 1997 and market data as of November 24, 1997. This comparison showed, among other things, that:

- for the nine months ended September 30, 1997, Regions' ROA was 1.41% compared to a mean of 1.34% and a median of 1.33% for the Peer Banks;

- for the nine months ended September 30, 1997, Regions' ROE was 16.26% compared to a mean of 17.47% and a median of 16.98% for the Peer Banks;

- for the nine months ended September 30, 1997, Regions' net interest margin was 4.30% compared to a mean of 4.19% and a median of 4.13% for the Peer Banks;

- for the nine months ended September 30, 1997, Regions' efficiency ratio (defined as non interest expense divided by the sum of non interest income and taxable equivalent net interest income before provision for loan losses) was 54.1% compared to a mean of 56.8% and a median of 56.1% for the Peer Banks;

- at September 30, 1997, Regions' stockholders' equity to total assets was 8.32% compare to a mean of 7.65% and a median of 7.39% for the Peer Banks;

- at September 30, 1997, Regions' non-performing assets to total assets were 0.49% compare to a mean of 0.39% and a median of 0.40% for the Peer Banks;

- at September 30, 1997, the ratio of Regions' loan loss reserves to non-performing assets was 180% compared to a mean of 272% and a median of 233% for the Peer Banks; and

- at November 24, 1997, Regions' market capitalization was $5.2 billion compared to the Peer Banks which ranged from a low of $1.4 billion to a high of $4.2 billion.

     This comparison indicated that Regions' financial performance is at or above average in comparison to the Peer Banks for most of the factors considered.

     Comparable Transaction Analysis. Carson Medlin reviewed certain information relating to 15 selected Central and Southwest Florida bank mergers with total assets exceeding $100 million announced since January 1994, (the "Comparable Transactions"). The Comparable Transactions were (acquiree/acquiror): First Commerce Banks of Florida/The Colonial BancGroup, Inc.; Founders Financial Corp./TAC Bancshares, Inc.; Mercantile Bank of Southwest Florida/FNB Corp.; First Mercantile National Bank/Regions Financial Corp.; West Coast Bancorp/FNB Corp.; Florida Gulfcoast Bancorp/Provident Bancorp; Fort Brooke Bancorporation/The Colonial BancGroup, Inc.; Security National Corp./Huntington Bancshares Incorporated; Tampa Banking Company/AmSouth Bancorporation; Southern Banking Corp./The Colonial BancGroup, Inc.; United American Bank/The Colonial BancGroup, Inc.; South Florida Banking Corp./The Colonial BancGroup, Inc.; Southwest Banks, Inc./FNB Corp.; Citi-Bancshares, Inc./Huntington Bancshares Incorporated; and Peoples Bank of Lakeland/Huntington Bancshares Incorporated. Carson Medlin considered, among other factors, the earnings, capital level, asset size and quality of assets of the acquired financial institutions. Carson Medlin compared the transaction prices to trailing four quarter earnings, stated book values, total assets and core deposit premiums.

     On the basis of the Comparable Transactions, Carson Medlin calculated a range of purchase prices as a percentage of book value for the Comparable Transactions from a low of 151% to a high of 362%, with a mean of 238%. These transactions indicated a range of values for KFB from $7.17 per share to $17.23 per share, with a mean of $11.35 per share (based on KFB's stated book value of $4.76 per share at September 30, 1997). The consideration implied by multiplying the Exchange Ratio and Regions' Common Stock price as of November 24, 1997 was $13.95 per share and implies a price to book value multiple of 293% which is above the average of the range for the Comparable Transactions.

     Carson Medlin calculated a range of purchase prices as a multiple of earnings for the Comparable Transactions, from a low of 17.0 times to a high of
24.3 times, with a mean of 21.0 times. These transactions indicated a range of values for KFB from $10.54 to $15.07 per share, with a mean of $13.02 per share (based on KFB's 1998 estimated earnings per share of $0.62 per share). The consideration implied by the terms of the Agreement is $13.95 per share and implies a price to earnings multiple of 22.5 times which is above the average of the range for the Comparable Transactions.

     Carson Medlin calculated the core deposit premiums for the Comparable Transactions and found a range of values from a low of 4.2% to a high of 25.4%, with a mean of 14.7%. The premium on KFB's core deposits implied by the terms of the Agreement is 14.8%, near the average of the range for the Comparable Transactions.

     Finally, Carson Medlin calculated a range of purchase prices as a percentage of total assets for the Comparable Transactions from a low of 7.0% to a high of 29.1%, with a mean of 20.0%. The percentage of total assets implied by the terms of the Agreement is approximately 18.6%, slightly below the average of the range for the Comparable Transactions.

     No company or transaction used in Carson Medlin's analyses is identical to Regions, KFB or the contemplated transaction. Accordingly, the results of these analyses necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of Regions and KFB and other factors that could affect the value of the companies to which they have been compared.

     Present Value Analysis. Carson Medlin calculated the present value of KFB assuming that KFB remained an independent bank. For purposes of this analysis, Carson Medlin utilized certain projections of KFB's future earnings. It assumed that all of these earnings would be retained and that the KFB Common Stock would be sold at the end of 5 years at 250% of projected book value. This value was then discounted to present value utilizing discount rates of 14% through 16%. These rates were selected because, in Carson Medlin's experience, they represent the rates that investors in securities such as the KFB Common Stock would demand in light of the potential appreciation and risks. On the basis of these assumptions, Carson Medlin calculated that the present value of KFB as an independent bank ranged from $11.89 per share to $12.97 per share. The consideration implied by the terms of the Agreement was $13.95 per share which falls above the high end of the range under present value analysis. Carson Medlin noted that the present value analysis was included because it is a widely used valuation methodology, but noted that the results of such methodology are highly dependent upon the numerous assumptions that must be made, including earnings growth rates, dividend payout rates, terminal values and discount rates.

     Stock Trading History. Carson Medlin reviewed and analyzed the historical trading prices and volumes for the Regions Common Stock on a monthly basis from December 1992 to October 1997. Carson Medlin also compared price performance of the Regions Common Stock during this period to the eight Peer Banks. Carson Medlin considers Regions Common Stock to be liquid and marketable in comparison with these Peer Banks and other bank holding companies.

     Over the past four quarters ending September 30, 1997, the ratio of quarter end stock price to trailing 12 months earnings per share for the Peer Banks ranged from 14.3 times to 19.8 times. Regions' stock price to earnings ratio ranged from 14.2 times to 18.5 times trailing 12 months earnings over the same period. Regions Common Stock has traded on average at a slightly lower price to earnings ratio than the Peer Banks.

     The quarter end stock price as a percentage of book value for Peer Banks over the four quarters ending September 30, 1997 ranged from 223% to 312%. Regions' quarter end stock price to book ratio ranged from 208% to 277% over the same four quarters. Regions Common Stock has traded slightly below average on a price to book value basis compared to the Peer Banks.

     Carson Medlin also examined the trading prices and volumes of KFB Common Stock since it began trading on NASDAQ National Market System in May 1997, although Carson Medlin did not place any weight on the market price of the KFB Common Stock in preparing its fairness opinions.

     Contribution Analysis. Carson Medlin reviewed the relative contributions in terms of various balance sheet and income statement components to be made by KFB and Regions to the combined institution based on (i) balance sheet data at September 30, 1997, and (ii) nine month earnings as of September 30, 1997. The income statement and balance sheet components analyzed included total assets, net loans, total deposits, stockholders' equity, and net income. This analysis showed that, while KFB stockholders would own approximately 0.8% of the aggregate outstanding shares of the combined institution based on the Exchange Ratio, KFB was contributing 0.9% of total assets, 1.0% of net loans, 1.1% of total deposits, 0.7% of stockholders' equity, and 0.2% of nine months 1997 net income.

     Other Analysis. Carson Medlin also reviewed selected investment research reports on and earnings estimates for Regions and prepared a stockholder claims analysis.

     The opinion expressed by Carson Medlin was based upon market, economic and other relevant considerations as they existed and have been evaluated as of the date of the opinion. Events occurring after the date of issuance of the opinion, including but not limited to, changes affecting the securities markets, the results of operations or material changes in the assets or liabilities of KFB could materially affect the assumptions used in preparing the opinion.

     In connection with its opinion dated as of the date of this Proxy Statement/Prospectus, Carson Medlin confirmed the appropriateness of its reliance on the analyses used to render its November 25, 1997 opinion by performing procedures to update certain of such analyses and reviewing the assumptions on which its analyses were based and the factors considered in connection therewith.

     Compensation of Carson Medlin. Pursuant to an engagement letter dated August 13, 1997, KFB engaged Carson Medlin to assist in effecting a transaction similar to the Merger and to act as its financial advisor in connection with such proposed transaction. KFB has paid Carson Medlin $25,000 to date for its services pursuant to the terms of the engagement letter. In addition, KFB agreed to pay Carson Medlin an Investment Banking Fee equal to 1.50% of the consideration at the current price per share. The Investment Banking Fee is payable in cash upon the consummation of the merger and will be reduced by the $25,000 previously paid to Carson Medlin. KFB has also agreed to reimburse Carson Medlin for its reasonable out-of-pocket expenses and to indemnify Carson Medlin against certain liabilities, including certain liabilities under the federal securities laws.

EFFECTIVE DATE OF THE MERGER

     Subject to the conditions to the obligations of the parties to effect the Merger, the Effective Date will occur on the date and at the time that the Delaware Certificate of Merger and the Florida Certificate of Merger relating to the Merger become effective with, respectively, the Delaware Secretary of State and the Florida Secretary of State. Unless otherwise agreed upon by Regions and KFB, and subject to the conditions to the obligations of the parties to effect the Merger, the parties will use their reasonable efforts to cause the Effective Date to occur on the last business day of the month in which the last of the following events occur: (i) the effective date (including the expiration of any applicable waiting period) of the last federal or state regulatory approval required for the Merger and (ii) the date on which the Agreement is approved by the requisite vote of KFB stockholders; or such later date within 30 days thereof as may be specified by Regions.

     No assurance can be provided that the necessary stockholder and regulatory approvals can be obtained or that other conditions precedent to the Merger can or will be satisfied. Regions and KFB anticipate that all conditions to consummation of the Merger will be satisfied so that the Merger can be consummated during the first quarter of 1998. However, delays in the consummation of the Merger could occur.

     The Board of Directors of either Regions or KFB generally may terminate the Agreement if the Merger is not consummated by August 31, 1998, unless the failure to consummate by that date is the result of a breach of the Agreement by the party seeking termination. See "--Conditions to Consummation of the Merger" and "--Waiver, Amendment, and Termination of the Agreement."

DISTRIBUTION OF REGIONS STOCK CERTIFICATES AND PAYMENT FOR FRACTIONAL SHARES

     Promptly after the Effective Date, Regions will cause an exchange agent selected by Regions to mail to the former stockholders of KFB a form letter of transmittal, together with instructions for the exchange of such stockholders' certificates representing shares of KFB Common Stock for certificates representing shares of Regions Common Stock.

     KFB STOCKHOLDERS SHOULD NOT SEND IN THEIR CERTIFICATES UNTIL THEY RECEIVE THE FORM LETTER OF TRANSMITTAL AND INSTRUCTIONS. Upon surrender to the Exchange Agent of certificates for KFB Common Stock, together with a properly completed letter of transmittal, there will be issued and mailed to each holder of KFB Common Stock surrendering such items a certificate or certificates representing the number of shares of Regions Common Stock to which such holder is entitled, if any, and a check for the amount to be paid in lieu of any fractional share interest, without interest. After the Effective Date, to the extent permitted by law, KFB stockholders of record as of the Effective Date will be entitled to vote at any meeting of holders of Regions Common Stock the number of whole shares of Regions Common Stock into which their KFB Common Stock has been converted, regardless of whether such stockholders have surrendered their KFB Common Stock certificates. No dividend or other distribution payable after the Effective Date with respect to Regions Common Stock, however, will be paid to the holder of any unsurrendered KFB certificate until the holder duly surrenders such certificate. Upon such surrender, all undelivered dividends and other distributions and, if applicable, a check for the amount to be paid in lieu of any fractional share interest will be delivered to such stockholder, in each case without interest.

     The stock transfer books of KFB will be closed at the effective time of the Merger and thereafter there will be no transfers of shares of KFB Common Stock on KFB's stock transfer books. If certificates representing shares of KFB Common Stock are presented for transfer after the Effective Date, they will be canceled and exchanged for the shares of Regions Common Stock and a check for the amount due in lieu of fractional shares, if any, deliverable in respect thereof.

CONDITIONS TO CONSUMMATION OF THE MERGER

     Consummation of the Merger is subject to a number of conditions, including, but not limited to:

     (a) approval from the Federal Reserve (which has been granted), and the expiration of all applicable waiting periods associated with such approval, without any conditions or restrictions that would, in the reasonable good faith judgment of Regions' Board of Directors, so materially adversely impact the economic benefits of the transaction contemplated by the Agreement so as to render inadvisable the consummation of the Merger;

     (b) the approval by the holders of requisite number of shares of KFB Common Stock;

     (c) the absence of any action by any court or governmental authority of competent jurisdiction restricting, prohibiting, or making illegal the consummation of the Merger and the other transactions contemplated by the Agreement;

     (d) the receipt of a satisfactory opinion of counsel that the Merger qualifies for federal income tax treatment as a reorganization under Section 368(a) of the Code and that the exchange of KFB Common Stock for Regions Common Stock will not give rise to recognition of gain or loss to KFB stockholders, except to the extent of any cash received; and

     (e) notification for listing on the Nasdaq National Market of the shares of Regions Common Stock to be issued in the Merger.

     Consummation of the Merger also is subject to the satisfaction or waiver of various other conditions specified in the Agreement, including, among others:
(i) the delivery by Regions and KFB of opinions of their respective counsel and certificates executed by their respective duly authorized officers as to the satisfaction of certain conditions and obligations set forth in the Agreement;
(ii) as of the Effective Date, the accuracy of certain representations and warranties and the compliance in all material respects with the agreements and covenants of each party; and (iii) the receipt by Regions of certain undertakings from holders of KFB Common Stock who may be deemed to be "affiliates" of KFB pursuant to the rules of the SEC.

REGULATORY APPROVALS

     The Merger may not proceed in the absence of receipt of the requisite regulatory approvals. Application for the approval of the Federal Reserve as described below has been submitted, and the Federal Reserve has issued its approval of the Merger.

     Regions and KFB are not aware of any material governmental approvals or actions that are required for consummation of the Merger, except as described below. Should any other approval or action be required, it presently is contemplated that such approval or action would be sought.

     The Merger requires the prior approval of the Federal Reserve, pursuant to
Section 3 of the BHC Act. In granting its approval under Section 3 of the BHC Act, the Federal Reserve must take into consideration, among other factors, the financial and managerial resources and future prospects of the institutions and the convenience and needs of the communities to be served. The relevant statutes prohibit the Federal Reserve from approving the Merger (i) if it would result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any part of the United States or (ii) if its effect in any section of the country may be to substantially lessen competition or to tend to create a monopoly, or if it would be a restraint of trade in any other manner, unless the Federal Reserve finds that any anticompetitive effects are outweighed clearly by the public interest and the probable effect of the transaction in meeting the convenience and needs of the communities to be served. Under the BHC Act, the Merger may not be consummated until the 30th day following the date of Federal Reserve approval, which may be shortened by the Federal Reserve to the 15th day, during which time the United States Department of Justice may challenge the transaction on antitrust grounds. The commencement of any antitrust action would stay the effectiveness of the Federal Reserve's approval, unless a court specifically orders otherwise.

     The approval received from the Federal Reserve reflects only its view that the Merger does not contravene applicable competitive standards imposed by law, and that the Merger is consistent with regulatory policies relating to safety and soundness. THE APPROVAL OF THE FEDERAL RESERVE IS NOT AN ENDORSEMENT OR RECOMMENDATION OF THE MERGER.

WAIVER, AMENDMENT, AND TERMINATION OF THE AGREEMENT

     Prior to the Effective Date, and to the extent permitted by law, any provision of the Agreement generally may be (i) waived by the party benefitted by the provision or (ii) amended by a written agreement between Regions and KFB approved by their respective Boards of Directors; provided, however, that after approval by the KFB stockholders, no amendment that pursuant to the Florida Act requires further approval of the KFB stockholders, including decreasing the consideration to be received by KFB stockholders, may be made without the further approval of such stockholders.

     The Agreement may be terminated, and the Merger abandoned, at any time prior to the Effective Date, either before or after approval by KFB stockholders, under certain circumstances, including:

     (a) by the Board of Directors of either party upon final denial of any required consent of any regulatory authority, or by the Board of Directors of Regions if any required regulatory approval is conditioned or restricted in the manner described under "--Conditions to Consummation of the Merger" above;

     (b) by the Board of Directors of either party, if the holders of the requisite number of shares of KFB Common Stock shall not have approved the Agreement;

     (c) by mutual consent of the Boards of Directors of Regions and KFB;

     (d) by the Board of Directors of either party, in the event of a breach by the other party of any provision of the Agreement which meets certain standards specified in the Agreement and cannot be or has not been cured within 30 days after the giving of written notice to the breaching party; or

     (e) by the Board of Directors of either party if the Merger shall not have been consummated by August 31, 1998, but only if the failure to consummate the Merger by such date has not been caused by the terminating party's breach of the Agreement.

     If the Agreement is terminated, the parties will have no further obligations, except with respect to certain provisions, including those providing for payment of expenses and restricting disclosure of confidential information. Further, termination generally will not relieve the parties from the consequences of any uncured willful breach of the Agreement giving rise to such termination.

CONDUCT OF BUSINESS PENDING THE MERGER

     Each of KFB and Regions generally has agreed to operate its business only in the usual, regular, and ordinary course, to preserve intact its business organizations and assets and maintain its rights and franchises, and to take no action which would materially adversely affect the ability of either party to obtain any consents required for the Merger or to perform its covenants and agreements under the Agreement and to consummate the Merger. The foregoing shall not prevent Regions or any subsidiary of Regions from discontinuing or disposing of any of its assets or business, or from acquiring or agreeing to acquire any other entity or any assets thereof, if such action is, in the judgment of Regions, desirable in the conduct of the business of Regions and its subsidiaries. In addition, the Agreement includes certain other restrictions applicable to the conduct of the business of either KFB or Regions prior to consummation of the Merger, as described below.

     KFB. KFB has agreed not to take certain actions relating to the operation of its business pending consummation of the Merger without the prior written consent of Regions, which Regions has agreed shall not be unreasonably withheld. Generally, KFB has agreed that, except as specifically contemplated by the Agreement or previously disclosed to Regions, it will not:

     (a) amend the Articles of Incorporation, Bylaws, or other governing instruments of KFB or its subsidiaries;

     (b) incur, guarantee, or otherwise become responsible for, any additional debt obligation or other obligation for borrowed money in excess of an aggregate of $50,000 (for KFB and its subsidiaries on a consolidated basis) except in the ordinary course of the business of KFB and its subsidiaries consistent with past practices (which shall include creation of deposit liabilities, purchases of federal funds, advances from the Federal Home Loan Bank or the Federal Reserve Bank, and entry into repurchase agreements fully secured by U.S. government or agency securities), or impose, or suffer the imposition, on any share of stock held by KFB or its subsidiaries of any lien or permit any such lien to exist;

     (c) repurchase, redeem, or otherwise acquire or exchange (other than exchanges in the ordinary course under employee benefit plans), directly or indirectly, any shares, or any securities convertible into any shares, of the capital stock of KFB or its subsidiaries, or declare or pay any dividend or make any other distribution in respect of KFB Common Stock.

     (d) except pursuant to the exercise of stock options outstanding as of the date of the Agreement and pursuant to the terms thereof in existence on the date of the Agreement, issue, sell, pledge, encumber, authorize the issuance of, enter into any contract to issue, sell, pledge, encumber, or authorize the issuance of, or otherwise permit to become outstanding, any additional shares of KFB Common Stock or any other capital stock of KFB or its subsidiaries, or any stock appreciation rights, or any option, warrant, conversion, or other right to acquire any such stock, or any security convertible into any such stock;

     (e) adjust, split, combine, or reclassify any capital stock of KFB or its subsidiaries or issue or authorize the issuance of any other securities in respect of or in substitution for shares of KFB Common Stock or sell, lease, mortgage, or otherwise dispose of or otherwise encumber any shares of capital stock of KFB's subsidiaries or any assets having in the aggregate a book value in excess of $25,000, other than in the ordinary course of business for reasonable and adequate consideration;

     (f) acquire direct or indirect control over, or invest in equity securities of, any entity, other than in connection with foreclosures in the ordinary course of business, or acquisitions of control by KFB in its fiduciary capacity;

     (g) grant any increase in compensation or benefits to the employees or officers of KFB or its subsidiaries except as previously disclosed to Regions or as required by law; pay any bonus except pursuant to the provisions of any applicable program or plan adopted by its Board of Directors prior to the date of this Agreement and previously disclosed to Regions; enter into or amend any severance agreements with officers of KFB or its subsidiaries except as previously disclosed to Regions; grant any increase in fees or other increases in compensation or other benefits to directors of KFB or its subsidiaries;

     (h) voluntarily accelerate the vesting of any stock options or other stock-based compensation or employee benefits;

     (i) enter into or amend any employment contract between KFB or its subsidiaries and any person (unless such amendment is required by law) that KFB or its subsidiaries does not have the unconditional right to terminate without liability (other than liability for services already rendered), at any time on or after the Effective Date;

     (j) except as previously disclosed to Regions, adopt any new employee benefit plan or program of KFB or its subsidiaries or make any material change in or to any existing employee benefit plans or programs of KFB or its subsidiaries other than any such change that is required by law or that, in the opinion of counsel, is necessary or advisable to maintain the tax qualified status of any such plan;

     (k) make any significant change in any accounting methods, principles, or practices or systems of internal accounting controls, except as may be necessary to conform to changes in regulatory accounting requirements or generally accepted accounting principles ("GAAP");

     (l) with certain exceptions, commence or settle any litigation for money damages; or

     (m) except in the ordinary course of business, enter into or terminate any material contract or make any change in any material lease or contract.

     Regions and KFB have agreed to give written notice promptly to the other upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of its subsidiaries which is reasonably likely to cause or constitute a material breach of any of its representations, warranties, or covenants contained in the Agreement, and to use its reasonable efforts to prevent or promptly remedy the same. Regions and KFB also have agreed to file all reports required to be filed by it with regulatory authorities prior to the Effective Date and to deliver to the other party copies of all such reports promptly after the same are filed.

     The Agreement requires Regions to prepare and file, and for KFB to cooperate in the preparation and, where appropriate, the filing of, applications with all regulatory authorities having jurisdiction over the transactions contemplated by the Agreement seeking the requisite consents necessary to consummate the transactions contemplated by the Agreement. Regions and KFB have each agreed to use its reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper, or advisable under applicable laws to consummate and make effective the transactions contemplated by the Agreement, including using its reasonable efforts to lift or rescind any order adversely affecting its ability to consummate the transactions contemplated by the Agreement and to cause to be satisfied the conditions to consummation of the Agreement; provided, that nothing shall preclude either party from exercising its rights under the Agreement. Each party also has agreed to use its reasonable efforts to obtain all consents necessary or desirable for the consummation of the transactions contemplated by the Agreement. Regions and KFB also have agreed to keep each other advised of all material developments relevant to its business and to consummation of the Acquisition and to permit the other party to make or cause to be made such investigation of the business and properties of it and of its financial and legal conditions as the other party reasonably requests. Further, the parties have agreed to maintain the confidentiality of information furnished to it by the other.

     The Agreement provides that the Board of Directors of KFB will recommend (subject to compliance with their fiduciary duties as advised by counsel) to KFB stockholders the approval of the Agreement and the Merger, and (subject to compliance with their fiduciary duties as advised by counsel) to use their reasonable efforts to obtain such stockholder approval. Neither KFB nor any of its directors, officers, employees, agents, advisors, attorneys, accountants, or other representatives may (i) directly or indirectly solicit any tender offer or exchange offer or any proposal for a consolidation, acquisition of all of the stock or assets of, or other business combination involving KFB or the acquisition of a substantial equity interest in, or a substantial portion of the assets of, KFB (an "Acquisition Proposal"); or (ii) except to the extent necessary to comply with their fiduciary duties as advised by counsel, furnish any non-public information that it is not legally obligated to furnish with respect to, negotiate with respect to, or enter into any contract with respect to, any Acquisition Proposal. KFB may communicate information about an Acquisition Proposal to its stockholders if and to the extent that it or its directors are required to do so in order to comply with their legal obligations. The Agreement requires KFB to promptly notify Regions orally and in writing in the event that KFB receives any inquiry or proposal relating to any such transaction. KFB also is required to immediately cease and cause to be terminated any existing activities, discussions, or negotiations with any person with respect to any of the foregoing.

     Regions. The Agreement prohibits Regions, without the prior written consent of a duly authorized officer of KFB, from amending its certificate of incorporation or bylaws in any manner which is adverse to, and discriminates against, the holders of KFB Common Stock.

MANAGEMENT FOLLOWING THE MERGER

     Consummation of the Merger will not alter the present officers and directors of Regions. Certain information pertaining to the directors and executive officers of Regions, executive compensation, certain relationships and related transactions, and other related matters, is incorporated by reference or set forth in

Regions' Annual Report on Form 10-K for the year ended December 31, 1996, incorporated herein by reference. See "Documents Incorporated by Reference."

INTERESTS OF CERTAIN PERSONS IN THE MERGER


     General. The Agreement provides that Regions will indemnify each person entitled to indemnification from KFB or any of its subsidiaries, to the full extent permitted by Florida Law and by KFB's Articles of Incorporation or Bylaws, in each case as in effect on the date of the Agreement, for a period of six years from the Effective Date with respect to matters occurring at or prior to the Effective Date.

     The Agreement also provides that, after the Effective Date, Regions will provide generally to officers and employees of KFB and its subsidiaries who, at or after the Effective Date, become officers or employees of Regions or its subsidiaries, employee benefits under employee benefit plans (other than stock option or other plans involving the potential issuance of Regions Common Stock) on terms and conditions that, taken as a whole, are substantially similar to those currently provided by Regions and its subsidiaries to their similarly situated officers and employees. For purposes of participation and vesting (but not benefit accrual) under such employee benefit plans, service with KFB or its subsidiaries prior to the Effective Date will be treated as service with Regions or its subsidiaries. The Agreement further provides that Regions will cause KFB to honor all employment, severance, consulting, and other compensation contracts previously disclosed to Regions between KFB or its subsidiaries and any current or former director, officer, or employee, and all provisions for vested amounts earned or accrued through the Effective Date under KFB's benefit plans.

     As described above under " --Treatment of KFB Options," the Agreement also provides that all rights with respect to KFB Common Stock pursuant to stock options granted by KFB under its stock option and other stock-based compensation plans which are outstanding at the Effective Date, whether or not then exercisable, will be converted into and will become options with respect to Regions Common Stock, and Regions will assume each of such options in accordance with its terms.

     As of the Record Date, directors and executive officers of KFB owned no shares of Regions Common Stock.

     Employment Agreements. KFB and the Bank have entered into an employment agreement with Daniel S. Hager (President and Chief Executive Officer of the
Bank) which can be terminated by him upon thirty days' prior notice, or by KFB or the Bank for "cause" as defined in the agreement. The agreement continues for three years following a change in control, including the Merger. Pursuant to the agreement, Mr. Hager receives a base salary and is entitled to receive annual bonuses as determined by the Board of Directors. The agreement provides for him to receive an automobile or an allowance in lieu thereof, insurance and other benefits. Mr. Hager has agreed for a period of twelve months following the date of termination of employment, that he will not, directly or indirectly, enter into, engage in, be employed by, or consult with any individual or entity in the banking business or any related field in Sarasota and Manatee counties. Also during such period, he has agreed that he will not, directly or indirectly, solicit any employees of KFB or the Bank to terminate their employment and/or accept employment with or seek remuneration by any of the clients or customers of KFB or the Bank with whom KFB or the Bank did business during the term of the employment agreement.

     On ___________, 1998, KFB and the Bank entered into an agreement with Stephen R. Jonsson (the former President and Chief Executive Officer of KFB) which provides for Mr. Jonsson to receive on the Effective Date a sum approximately equal to two times the amount payable to Mr. Jonsson under his prior employment agreement with KFB. KFB and Mr. Jonsson had previously entered into an employment agreement which provided for Mr. Jonsson to serve as President and Chief Executive Officer of KFB (an office that would be eliminated as a duplicative position in the Merger). The agreement entered into with Mr. Jonsson on ___________, 1998 terminated the prior employment agreement and, in addition to the payments to be made to him on the Effective Date, provides that he will serve as a consultant to KFB and the Bank until the Effective Date and also will not, at any time prior to September 30, 1999, enter into, engage in, be employed by, serve as a consultant to, serve as a management official of, or be or become a major shareholder of any financial institution or company involved in the banking business or any related field having an office in Sarasota or Manatee counties.

     Director Agreements. Each director of KFB has entered into an agreement with Regions which provides that the director will not sell, assign, convey or encumber any shares of KFB Common Stock owned by him during the term of the Agreement except (i) transfers by operation of law, by will or pursuant to the laws of descent and distribution, (ii) transfers in which the transferee agrees in writing to be bound by the provisions of the agreement between Regions and the director, or (iii) to Regions pursuant to the terms of the Agreement. The director also has agreed not to grant any option or right to purchase the shares or any interest therein to any party. The director agreements also require each director to vote all shares of KFB Common Stock over which he has voting authority (other than in a fiduciary capacity) in favor of the Agreement and (i) against any merger agreement, share exchange, or merger (other than the Agreement and the Merger), consolidation, combination, sale of substantial assets, merger, recapitalization, dissolution, liquidation, or winding-up of or by KFB or (ii) any amendment of KFB's Articles of Incorporation or Bylaws or other proposal or transaction involving KFB, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent, or nullify the Merger, the Agreement, or any of the other transactions contemplated thereby. The director also has agreed to surrender the certificates representing the shares of KFB Common Stock over which the director has dispositive authority to Regions upon consummation of the Merger and waives any rights of appraisal or rights to dissent from the Merger that the director may have.

     The Director agreements also preclude each director for a period of two years after the Effective Date from directly or indirectly serving as a consultant to, a management official (as defined in the Agreement) of, or a major shareholder (i.e., the beneficial owner of 5% or more of any class of voting securities of such company) of, any financial institution having an office in Sarasota or Manatee County (the counties in which KFB maintained an office as of November 25, 1997). The foregoing restriction does not apply to (i) management official positions which the director held with financial institutions other than KFB as of November 25, 1997, (ii) securities holdings which cause the director to be deemed a major stockholder of a financial institution other than KFB as of November 25, 1997, or (iii) advisory relationships with a financial institution which the director had as of November 25, 1997 or may have thereafter solely in the capacity as legal counsel, accountant, or investment advisor. The restrictions are not applicable if the director is not offered employment as a director of Regions or any of its subsidiaries or divisions at the Effective Date or, if the director is so employed, the director's employment is terminated by Regions after the Effective Date.

ABSENCE OF DISSENTERS' RIGHTS

     In accordance with the applicable provisions of the Florida Act and because KFB Common Stock is quoted on the Nasdaq National Market, holders of shares of KFB Common Stock are not afforded the right to dissent from the Merger and to receive an appraised value of such shares in cash.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

     THE FOLLOWING IS A SUMMARY OF CERTAIN ANTICIPATED FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER. THIS SUMMARY IS BASED ON THE FEDERAL INCOME TAX LAWS NOW IN EFFECT AND AS CURRENTLY INTERPRETED; IT DOES NOT TAKE INTO ACCOUNT POSSIBLE CHANGES IN SUCH LAWS OR INTERPRETATIONS, INCLUDING AMENDMENTS TO APPLICABLE STATUTES OR REGULATIONS OR CHANGES IN JUDICIAL OR ADMINISTRATIVE RULINGS, SOME OF WHICH MAY HAVE RETROACTIVE EFFECT. THIS SUMMARY DOES NOT PURPORT TO ADDRESS ALL ASPECTS OF THE POSSIBLE FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER AND IS NOT INTENDED AS TAX ADVICE TO ANY PERSON. IN PARTICULAR, AND WITHOUT LIMITING THE FOREGOING, THIS SUMMARY DOES NOT ADDRESS THE FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO STOCKHOLDERS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES OR STATUS (FOR EXAMPLE, AS FOREIGN PERSONS, TAX-EXEMPT ENTITIES, DEALERS IN SECURITIES, AND INSURANCE COMPANIES, AMONG OTHERS). NOR DOES THIS SUMMARY ADDRESS ANY CONSEQUENCES OF THE MERGER UNDER ANY STATE, LOCAL, ESTATE, OR FOREIGN TAX LAWS. STOCKHOLDERS, THEREFORE, ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICATION AND EFFECT OF FEDERAL, FOREIGN, STATE, LOCAL, AND OTHER TAX LAWS, AND THE IMPLICATIONS OF ANY PROPOSED CHANGES IN THE TAX LAWS.

     A federal income tax ruling with respect to this transaction was not requested from the Internal Revenue Service. Instead, consummation of the Merger is conditioned upon receipt by Regions and KFB of an opinion from Alston & Bird LLP, special counsel to Regions, concerning certain federal income tax consequences of the proposed Merger under federal income tax law. Based upon representations made by Regions and KFB (including the representation that KFB stockholders will maintain sufficient equity ownership in Regions after the Merger), it is such firm's opinion that:

     (a) Provided the Merger qualifies as a statutory merger under the Delaware GCL and the Florida Act, the Merger will be a reorganization within the meaning of Section 368(a) of the Code. KFB and Regions will each be "a party to a reorganization" within the meaning of Section 368(b) of the Code.

     (b) The stockholders of KFB will recognize no gain or loss upon the exchange of their KFB Common Stock solely for shares of Regions Common Stock.

     (c) The basis of the Regions Common Stock received by the KFB stockholders in the Merger will, in each instance, be the same as the basis of the KFB Common Stock surrendered in exchange therefor, less the basis of any fractional share of Regions Common Stock settled by cash payment.

     (d) The holding period of the Regions Common Stock received by the KFB stockholders will, in each instance, include the period during which the KFB Common Stock surrendered in exchange therefor was held, provided that the KFB Common Stock was held as a capital asset on the date of the exchange.

     (e) The payment of cash to KFB stockholders in lieu of fractional share interests of Regions Common Stock will be treated for federal income tax purposes as if the fractional shares were distributed as part of the exchange and then were redeemed by Regions. These cash payments will be treated as having been received as distributions in full payment in exchange for the stock redeemed, as provided in Section 302(a) of the Code.

     THE TAX OPINION DOES NOT ADDRESS ANY STATE, LOCAL, FOREIGN, OR OTHER TAX CONSEQUENCES OF THE MERGER. KFB STOCKHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES OF THE PROPOSED TRANSACTION TO THEM INDIVIDUALLY, INCLUDING TAX CONSEQUENCES UNDER STATE, LOCAL, OR FOREIGN LAW.

ACCOUNTING TREATMENT

     It is anticipated that the Merger will be accounted for as a pooling of interests as that term is used pursuant to GAAP, for accounting and financial reporting purposes. Under the pooling-of-interests method of accounting, assets, liabilities, and equity of the acquired company are carried forward to the combined entity at their stated amounts. See "Summary--Comparative Per Share Data."

EXPENSES AND FEES

     The Agreement provides, in general, that each of the parties will bear and pay its own expenses in connection with the transactions contemplated by the Agreement, including fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel, except that Regions will bear and pay the filing fees and printing costs in connection with this Proxy Statement/Prospectus.

RESALES OF REGIONS COMMON STOCK

     The Regions Common Stock to be issued to KFB stockholders in the Merger has been registered under the Securities Act, but that registration does not cover resales of those shares by persons who control, are controlled by, or are under common control with, KFB (such persons are referred to hereinafter as "affiliates" and generally include executive officers, directors, and 10% stockholders) at the time of the Special Meeting. Affiliates may not sell shares of Regions Common Stock acquired in connection with the Merger, except pursuant to an effective registration statement under the Securities Act or in compliance with SEC Rule 145 or in accordance with a legal opinion satisfactory to Regions that such sale or transfer is otherwise exempt from the Securities Act registration requirements.

     Each person who KFB reasonably believes will be an affiliate of KFB has delivered to Regions a written agreement providing that such person generally will not sell, pledge, transfer, or otherwise dispose of any Regions Common Stock to be received by such person upon consummation of the Merger until Regions' has publicly announced results of operations covering a period of combined operations of Regions and KFB following the Merger for a period of at least 30 days (as required by guidelines applicable to pooling-of-interests accounting treatment), or thereafter except in compliance with the Securities Act and the rules and regulations of the SEC promulgated thereunder.

                 EFFECT OF THE MERGER ON RIGHTS OF STOCKHOLDERS

     As a result of the Merger, holders of KFB Common Stock will be exchanging their shares of a Florida corporation governed by the Florida Act and KFB's Articles of Incorporation, as amended (the "Articles"), and Bylaws, for shares of Regions, a Delaware corporation governed by the Delaware GCL and Regions' Certificate of Incorporation (the "Certificate") and Bylaws. Certain significant differences exist between the rights of KFB stockholders and those of Regions stockholders. The differences deemed material by KFB and Regions are summarized below. In particular, Regions' Certificate and Bylaws contain several provisions that may be deemed to have an antitakeover effect in that they could impede or prevent an acquisition of Regions unless the potential acquirer has obtained the approval of Regions' Board of Directors. The following discussion is necessarily general; it is not intended to be a complete statement of all differences affecting the rights of stockholders and their respective entities, and it is qualified in its entirety by reference to the Florida Act and the Delaware GCL as well as to Regions' Certificate and Bylaws and KFB's Articles and Bylaws.

ANTITAKEOVER PROVISIONS GENERALLY

     The provisions of Regions' Certificate and Bylaws described below under the headings, "--Authorized Capital Stock," "--Amendment of Certificate or Articles of Incorporation and Bylaws," "--Classified Board of Directors and Absence of Cumulative Voting," "--Removal of Directors," "--Limitations on Director Liability," "--Special Meetings of Stockholders," "--Actions by Stockholders Without a Meeting," "--Stockholder Nominations and Proposals," and "--Mergers, Consolidations, and Sales of Assets Generally," and the provisions of the Delaware GCL described under the heading "--Business Combinations With Certain Persons," are referred to herein as the "Protective Provisions." In general, one purpose of the Protective Provisions is to assist Regions' Board of Directors in playing a role in connection with attempts to acquire control of Regions, so that the Board can further and protect the interests of Regions and its stockholders as appropriate under the circumstances, including, if the Board determines that a sale of control is in their best interests, by enhancing the Board's ability to maximize the value to be received by the stockholders upon such a sale.

     Although Regions' management believes the Protective Provisions are, therefore, beneficial to Regions' stockholders, the Protective Provisions also may tend to discourage some takeover bids. As a result, Regions' stockholders may be deprived of opportunities to sell some or all of their shares at prices that represent a premium over prevailing market prices. On the other hand, defeating undesirable acquisition offers can be a very expensive and time-consuming process. To the extent that the Protective Provisions discourage undesirable proposals, Regions may be able to avoid those expenditures of time and money.

     The Protective Provisions also may discourage open market purchases by a potential acquirer. Such purchases may increase the market price of Regions Common Stock temporarily, enabling stockholders to sell their shares at a price higher than that which otherwise would prevail. In addition, the Protective Provisions may decrease the market price of Regions Common Stock by making the stock less attractive to persons who invest in securities in anticipation of price increases from potential acquisition attempts. The Protective Provisions also may make it more difficult and time consuming for a potential acquirer to obtain control of Regions through replacing the Board of Directors and management. Furthermore, the Protective Provisions may make it more difficult for Regions' stockholders to replace the Board of Directors or management, even if a majority of the stockholders believes such replacement is in the best interests of Regions. As a result, the Protective Provisions may tend to perpetuate the incumbent Board of Directors and management.

AUTHORIZED CAPITAL STOCK

     Regions. The Certificate authorizes the issuance of up to 240,000,000 shares of Regions Common Stock, of which 136,820,461 shares were issued, including 500,000 treasury shares as of September 30, 1997, and 5,000,000 shares of preferred stock, none of which are outstanding. Regions' Board of Directors may authorize the issuance of additional shares of Regions Common Stock or preferred stock without further action by Regions' stockholders, unless such action is required in a particular case by applicable laws or regulations or by any stock exchange upon which Regions' capital stock may be listed. The Certificate does not provide preemptive rights to Regions stockholders.

     The authority to issue additional shares of Regions capital stock provides Regions with the flexibility necessary to meet its future needs without the delay resulting from seeking stockholder approval. The authorized but unissued shares of Regions Common Stock will be issuable from time to time for any corporate purpose, including, without limitation, stock splits, stock dividends, employee benefit and compensation plans, acquisitions, and public or private sales for cash as a means of raising capital. Such shares could be used to dilute the stock ownership of persons seeking to obtain control of Regions. In addition, the sale of a substantial number of shares of Regions Common Stock to persons who have an understanding with Regions concerning the voting of such shares, or the distribution or declaration of a dividend of shares of Regions Common Stock (or the right to receive Regions Common Stock) to Regions stockholders, may have the effect of discouraging or increasing the cost of unsolicited attempts to acquire control of Regions. Regions has committed not to issue shares of preferred stock for any anti-takeover purpose, including any purpose to make a change in control of Regions more costly or difficult.


     KFB. KFB's authorized capital stock consists of 4,000,000 shares of KFB Common Stock, of which 2,765,702 shares were issued and outstanding as of the Record Date. KFB's Articles also authorize it to issue up to one million shares of Preferred Stock, none of which were issued and outstanding as of the date of this Proxy Statement.


     Pursuant to the Florida Act, KFB's Board of Directors may authorize the issuance of additional shares of KFB Common Stock without further action by KFB's stockholders. KFB's Articles, as amended, do not provide the stockholders of KFB with preemptive rights to purchase or subscribe to any unissued authorized shares of KFB Common Stock or any option or warrant for the purchase thereof.

AMENDMENT OF CERTIFICATE OR ARTICLES OF INCORPORATION AND BYLAWS

     Regions. The Delaware GCL generally provides that the approval of a corporation's board of directors and the affirmative vote of a majority of (i) all shares entitled to vote thereon and (ii) the shares of each class of stock entitled to vote thereon as a class is required to amend a corporation's certificate of incorporation, unless the certificate specifies a greater voting requirement. The Certificate states that its provisions regarding authorized capital stock, election, classification, and removal of directors, the approval required for certain business combinations, meetings of stockholders, and amendment of the Certificate and Bylaws may be amended or repealed only by the affirmative vote of the holders of at least 75% of the outstanding shares of Regions Common Stock.

     The Certificate also provides that the Board of Directors has the power to adopt, amend, or repeal the Bylaws. Any action taken by the stockholders with respect to adopting, amending, or repealing any Bylaws may be taken only upon the affirmative vote of the holders of at least 75% of the outstanding shares of Regions Common Stock.

     KFB. The Florida Act generally provides that a Florida corporation's articles of incorporation may be amended in certain minor respects without stockholder action, but the Florida Act requires most amendments to be adopted by the affirmative vote of a majority of the shares entitled to vote thereon upon recommendation of the Board of Directors. Unless the Florida Act requires a greater vote, amendments may be adopted by a majority of the votes cast, a quorum being present. The Florida Act also permits the Board of Directors to amend or repeal the bylaws unless the Florida Act or the stockholders provide otherwise. The stockholders entitled to vote have concurrent power to amend or repeal the bylaws.

CLASSIFIED BOARD OF DIRECTORS AND ABSENCE OF CUMULATIVE VOTING

     Regions. The Certificate provides that Regions' Board of Directors is divided into three classes, with each class to be as nearly equal in number as possible. The directors in each class serve three-year terms of office.

     The effect of Regions' having a classified Board of Directors is that only approximately one-third of the members of the Board are elected each year; consequently, two annual meetings are effectively required for Regions' stockholders to change a majority of the members of the Board.

     Pursuant to the Certificate, each stockholder generally is entitled to one vote for each share of Regions stock held and is not entitled to cumulative voting rights in the election of directors. With cumulative voting, a stockholder has the right to cast a number of votes equal to the total number of such holder's shares multiplied by the number of directors to be elected. The stockholder has the right to cast all of such holder's votes in favor of one candidate or to distribute such holder's votes in any manner among any number of candidates. Directors are elected by a plurality of the total votes cast by all stockholders. With cumulative voting, it may be possible for minority stockholders to obtain representation on the Board of Directors. Without cumulative voting, the holders of more than 50% of the shares of Regions Common Stock generally have the ability to elect 100% of the directors. As a result, the holders of the remaining Regions Common Stock effectively may not be able to elect any person to the Board of Directors. The absence of cumulative voting, therefore, could make it more difficult for a stockholder who acquires less than a majority of the shares of Regions Common Stock to obtain representation on Regions' Board of Directors.

     KFB. KFB's directors are elected to terms of three years with approximately one-third of the Board to be elected annually. There is no cumulate voting in the election of directors.

REMOVAL OF DIRECTORS

     Regions. Under the Certificate, any director or the entire Board of Directors may be removed only for cause and only by the affirmative vote of the holders of at least 75% of Regions' voting stock.

     KFB. The Florida Act provides that stockholders may remove a director with or without cause unless the articles of incorporation provide that any director or the entire Board of Directors may be removed only for cause. The KFB Articles provide that KFB directors may be removed only for cause and only by the affirmative vote of the holders of in excess of 60% of the outstanding shares of KFB Common Stock.

LIMITATIONS ON DIRECTOR LIABILITY

     Regions. The Certificate provides that a director of Regions will have no personal liability to Regions or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for (i) any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) the payment of certain unlawful dividends and the making of certain unlawful stock purchases or redemptions, or (iv) any transaction from which the director derived an improper personal benefit.

     Although this provision does not affect the availability of injunctive or other equitable relief as a remedy for a breach of duty by a director, it does limit the remedies available to a stockholder who has a valid claim that a director acted in violation of such director's duties, if the action is among those as to which liability is limited. This provision may reduce the likelihood of stockholder derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duties, even though such action, if successful, might have benefitted Regions and its stockholders. The SEC has taken the position that similar provisions added to other corporations' certificates of incorporation would not protect those corporations' directors from liability for violations of the federal securities laws.

     KFB. The Florida Act generally provides that a director is not personally liable for monetary damages to the corporation or any other person for any statement, vote, decision or failure to act regarding corporate management or policy, unless: (i) the director breached or failed to perform his duties as a director and (ii) the director's breach of or failure to perform those duties constitutes: (1) a violation of the criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (2) a transaction from which the director derived an improper personal benefit, either directly or indirectly; (3) an unlawful distribution; (4) conscious disregard for the best interest of the corporation, or willful misconduct; or (5) recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety or property. This provision would absolve directors of KFB of personal liability for negligence in the performance of their duties, including gross negligence. It would not permit a director to be exculpated, however, from liability for actions involving conflicts of interest or breaches of the traditional "duty of loyalty" to KFB and its stockholders, and it would not affect the availability of injunctive or other equitable relief as a remedy.

INDEMNIFICATION

     Regions. The Certificate provides that Regions will indemnify its officers, directors, employees, and agents to the full extent permitted by the Delaware GCL. Under Section 145 of the Delaware GCL as currently in effect, other than in actions brought by or in the right of Regions, such indemnification would apply if it were determined in the specific case that the proposed indemnitee acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Regions and, with respect to any criminal proceeding, if such person had no reasonable cause to believe that the conduct was unlawful. In actions brought by or in the right of Regions, such indemnification probably would be limited to reasonable expenses (including attorneys' fees) and would apply if it were determined in the specific case that the proposed indemnitee acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Regions, except that no indemnification may be made with respect to any matter as to which such person is adjudged liable to Regions, unless, and only to the extent that, the court determines upon application that, in view of all the circumstances of the case, the proposed indemnitee is fairly and reasonably entitled to indemnification for such expenses as the court deems proper. To the extent that any director, officer, employee, or agent of Regions has been successful on the merits or otherwise in defense of any action, suit, or proceeding, as discussed herein, whether civil, criminal, administrative, or investigative, such person must be indemnified against reasonable expenses incurred by such person in connection therewith.

     KFB. KFB's Bylaws provide for indemnification of its directors, officers, employees, and agents in substantially the same manner and with substantially the same effect as in the case of Regions.

SPECIAL MEETINGS OF STOCKHOLDERS

     Regions. Regions' Certificate and Bylaws provide that special meetings of stockholders may be called at any time, but only by the chief executive officer, the secretary, or the Board of Directors of Regions. Regions stockholders do not have the right to call a special meeting or to require that Regions' Board of Directors call such a meeting. This provision, combined with other provisions of the Certificate and the restriction on the removal of directors, would prevent a substantial stockholder from compelling stockholder consideration of any proposal (such as a proposal for a business combination) over the opposition of Regions' Board of Directors by calling a special meeting of stockholders at which such stockholder could replace the entire Board with nominees who were in favor of such proposal.

     KFB. KFB's bylaws provide that special meetings of KFB stockholders may be called only by KFB's Board of Directors. Accordingly, stockholders cannot force stockholder consideration of a proposal over the opposition of the KFB Board of Directors by calling a special meeting of stockholders prior to such time that the Board believed such consideration to be appropriate.

ACTIONS BY STOCKHOLDERS WITHOUT A MEETING

     Regions. The Certificate provides that any action required or permitted to be taken by Regions stockholders must be effected at a duly called meeting of stockholders and may not be effected by any written consent by the stockholders. These provisions would prevent stockholders from taking action, including action on a business combination, except at an annual meeting or special meeting called by the Board of Directors, chief executive officer, or secretary, even if a majority of the stockholders were in favor of such action.

     KFB. Under the Articles no action requiring or permitting stockholder approval may be approved by written consent of stockholders.

STOCKHOLDER NOMINATIONS

     Regions. Regions' Certificate and Bylaws provide that any nomination by stockholders of individuals for election to the Board of Directors must be made by delivering written notice of such nomination (the "Nomination Notice") to the Secretary of Regions not less than 14 days nor more than 50 days before any meeting of the stockholders called for the election of directors; provided, however, that if less than 21 days notice of the meeting is given to stockholders, the Nomination Notice must be delivered to the Secretary of Regions not later than the seventh day following the day on which notice of the meeting was mailed to stockholders. The Nomination Notice must set forth certain background information about the persons to be nominated, including information concerning (i) the name, age, business, and, if known, residential address of each nominee, (ii) the principal occupation or employment of each such nominee, and (iii) the number of shares of Regions capital stock beneficially owned by each such nominee. The Board of Directors is not required to nominate in the annual proxy statement any person so proposed; however, compliance with this procedure would permit a stockholder to nominate the individual at the stockholders' meeting, and any stockholder may vote such holder's shares in person or by proxy for any individual such holder desires.

     KFB. KFB's Bylaws provide for thirty days' advance notice to KFB's secretary if a stockholder desires to nominate a candidate for director or place any other business before a meeting of the stockholders.

MERGERS, CONSOLIDATIONS, AND SALES OF ASSETS GENERALLY

     Regions. The Certificate generally requires the affirmative vote of the holders of at least 75% of the outstanding voting stock of Regions to effect (i) any merger or consolidation with or into any other corporation, or (ii) any sale or lease of any substantial part of the assets of Regions to any party that beneficially owns 5.0% or more of the outstanding shares of Regions voting stock, unless the transaction was approved by Regions' Board of Directors before the other party became a 5.0% beneficial owner or is approved by 75% or more of the Board of Directors after the party becomes such a 5.0% beneficial owner. In addition, the Delaware GCL generally requires the approval of a majority of the outstanding voting stock of Regions to effect (i) any merger or consolidation with or into any other corporation, (ii) any sale, lease, or exchange of all or substantially all of Regions property and assets, or (iii) the dissolution of Regions. However, pursuant to the Delaware GCL, Regions may enter into a merger transaction without stockholder approval if (i) Regions is the surviving corporation, (ii) the agreement of merger does not amend in any respect Regions' Certificate, (iii) each share of Regions stock outstanding immediately prior to the effective date of the merger is to be an identical outstanding or treasury share of Regions after the effective date of the merger, and (iv) either no shares of Regions Common Stock and no shares, securities, or obligations convertible into such stock are to be issued or delivered under the plan of merger, or the authorized unissued shares or the treasury shares of Regions Common Stock to be issued or delivered under the plan of merger plus those initially issuable upon conversion of any other shares, securities, or obligations to be issued or delivered under such plan do not exceed 20% of the shares of Regions Common Stock outstanding immediately prior to the effective date of the merger.

     KFB. The Florida Act generally requires that any merger, consolidation or sale of substantially all the assets of a corporation be approved by a vote of the holders of a majority of all outstanding shares entitled to vote thereon. The articles of incorporation of a Florida corporation may provide for a greater vote. KFB may effect a merger, consolidation, or sale of substantially all of its assets if the holders of a majority of the outstanding shares of KFB Common Stock cast their votes in favor of such a proposal.

BUSINESS COMBINATIONS WITH CERTAIN PERSONS

     Regions. Section 203 of the Delaware GCL ("Section 203") places certain restrictions on "business combinations" (as defined in Section 203 to include, generally, mergers, sales and leases of assets, issuances of securities, and similar transactions) by Delaware corporations with an "interested stockholder" (as defined in Section 203 to include, generally, the beneficial owner of 15% or more of the corporation's outstanding voting stock). Section 203 generally applies to Delaware corporations, such as Regions, that have a class of voting stock listed on a national securities exchange, authorized for quotation on an interdealer quotation system of a registered national securities association, or held of record by more than 2,000 stockholders, unless the corporation expressly elects in its certificate of incorporation or bylaws not to be governed by
Section 203.

     Regions has not specifically elected to avoid the application of Section
203. As a result, Section 203 generally would prohibit a business combination by Regions or a subsidiary with an interested stockholder within three years after the person or entity becomes an interested stockholder, unless (i) prior to the time when the person or entity becomes an interested stockholder, Regions' Board of Directors approved either the business combination or the transaction pursuant to which such person or entity became an interested stockholder, (ii) upon consummation of the transaction in which the person or entity became an interested stockholder, the interested stockholder held at least 85% of the outstanding Regions voting stock (excluding shares held by persons who are both officers and directors and shares held by certain employee benefit plans), or (iii) once the person or entity becomes an interested stockholder, the business combination is approved by Regions' Board of Directors and by the holders of at least two-thirds of the outstanding Regions voting stock, excluding shares owned by the interested stockholder.

     KFB. Section 607.0901 of the Florida Act provides that the approval of the holders of two-thirds of the voting shares of a corporation, other than the shares owned by an interested stockholder (generally, any person who is the beneficial owner of 10% or more of the outstanding voting stock of the corporation), would be required in order to effectuate certain transactions, including, among others, a merger, sale of assets, sale of shares and reclassification of securities involving the corporation and an interested stockholder. Such special voting requirements do not apply under certain circumstances specified in the statute.

     A corporation may "opt-out" of the provisions of Section 607.0901 by electing to do so in its articles of incorporation. KFB has not elected to "opt-out" of Section 607.0901 of the Florida Act. In any event the special voting requirements do not apply to the Merger because Regions is not an interested stockholder.

     Section 607.0902 of the Florida Act restricts voting rights of shares acquired in certain control share acquisitions. Generally, "control shares" (as defined in the statute) are shares acquired by a person who acquires in one or a series of related transactions an amount of stock equal to one-fifth or more of all of the voting stock of a Florida corporation meeting certain criteria. Control shares have voting rights only upon approval by a majority of stockholders of each class of voting stock of the corporation, excluding those shares held by interested persons. The control share voting restrictions do not apply to shares acquired pursuant to, among other things, an agreement or plan of merger or share exchange effected in compliance with the relevant provisions of the Florida Act and to which the corporation is a party, or an acquisition of shares previously approved by the board of directors of the corporation. In addition, unless otherwise provided in a corporation's articles of incorporation or bylaws, in the event control shares acquired in a control-share acquisition are accorded full voting rights and the acquiring person has acquired control shares with a majority or more of all voting power, all stockholders of the issuing public corporation shall have dissenters' rights. The control share restrictions do not apply to the Merger.

DISSENTERS' RIGHTS

     Regions. The rights of dissenting stockholders of Regions are governed by the Delaware GCL. Pursuant thereto, except as described below, any stockholder has the right to dissent from any merger of which Regions could be a constituent corporation. No appraisal rights are available, however, for (i) the shares of any class or series of stock that is either listed on a national securities exchange, quoted on the Nasdaq National Market, or held of record by more than 2,000 stockholders or (ii) any shares of stock of the constituent corporation surviving a merger if the merger did not require the approval of the surviving corporation's stockholders, unless, in either case, the holders of such stock are required by an agreement of merger or consolidation to accept for that stock something other than: (a) shares of stock of the corporation surviving or resulting from the merger or consolidation; (b) shares of stock of any other corporation that will be listed at the effective date of the merger on a national securities exchange, quoted on the Nasdaq National Market, or held of record by more than 2,000 stockholders; (c) cash in lieu of fractional shares of stock described in clause (a) or (b) immediately above; or (d) any combination of the shares of stock and cash in lieu of fractional shares described in clauses (a) through (c) immediately above. Because Regions Common Stock is quoted on the Nasdaq National Market and is held of record by more than 2,000 stockholders, unless the exception described immediately above applies, holders of Regions Common Stock do not have dissenters' rights.

     KFB. The rights of dissenting stockholders under Florida law are generally similar to those afforded under the Delaware GCL. Because KFB Common Stock is quoted on the Nasdaq National Market, holders of KFB Common Stock do not have dissenters' rights of appraisal in connection with the Merger.

STOCKHOLDERS' RIGHTS TO EXAMINE BOOKS AND RECORDS

     Regions. The Delaware GCL provides that a stockholder may inspect books and records upon written demand under oath stating the purpose of the inspection, if such purpose is reasonably related to such person's interest as a stockholder.

     KFB. Pursuant to the Florida Act, upon written notice of a demand to inspect corporate records, a stockholder is entitled to inspect corporate books and records. Except for certain categories of records, including the current articles of incorporation and bylaws, list of names and business addresses of current officers and directors, and minutes of stockholder meetings and communications directed to stockholders generally, the demand must be made in good faith with a proper purpose, the demand must state with reasonable particularity the purpose and the records desired to be inspected, and the records must relate directly to the purpose.

DIVIDENDS

     Regions. The Delaware GCL provides that, subject to any restrictions in the corporation's certificate of incorporation, dividends may be declared from the corporation's surplus, or, if there is no surplus, from its net profits for the fiscal year in which the dividend is declared and the preceding fiscal year. Dividends may not be declared, however, if the corporation's capital has been diminished to an amount less than the aggregate amount of all capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets. Substantially all of the funds available for the payment of dividends by Regions are derived from its subsidiary depository institutions. There are various statutory limitations on the ability of Regions' subsidiary depository institutions to pay dividends to Regions. See "Certain Regulatory Considerations--Payment of Dividends."

     KFB. Pursuant to the Florida Act, a board of directors may from time to time make distributions to its stockholders, subject to restrictions in its articles of incorporation, provided that no distribution may be made if, after giving it effect, (i) the corporation would not be able to pay its debts as they become due in the usual course of business, or (ii) the corporation's total assets would be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of stockholders whose preferential rights are superior to those receiving the distribution.

                     COMPARATIVE MARKET PRICES AND DIVIDENDS

     Regions Common Stock and KFB Common Stock are quoted on the Nasdaq National Market under the symbol "RGBK" and "KEYB", respectively. The following table sets forth, for the indicated periods, the high and low closing sale prices for Regions Common Stock and KFB Common Stock as quoted on the Nasdaq National Market, and the cash dividends declared per share of Regions Common Stock for the indicated periods. KFB has not paid any cash dividends since February 1991. The amounts indicated for Regions have been adjusted to reflect a 2-for-1 stock split effected by Regions on June 13, 1997.

                                              REGIONS                             KFB
                                    PRICE RANGE     CASH DIVIDENDS            PRICE RANGE
                                    -----------       DECLARED               ------------
                                    HIGH      LOW     PER SHARE              HIGH       LOW
                                    ----      ---    ---------               ----       ---

1996
First Quarter ................    $24.00    $20.38        $.175             $ 4.50     $ 4.50
Second Quarter ...............     24.19     21.13         .175               4.50       4.50
Third Quarter.................     24.32     21.82         .175               8.00       7.50
Fourth Quarter................     26.88     24.38         .175               8.00       8.00

1997
First Quarter.................     30.94     25.69          .20               8.50       7.00
Second Quarter................     33.25     27.38          .20               8.75       7.00
Third Quarter.................     39.13     32.06          .20              10.38       7.50
Fourth Quarter................     44.75     36.56          .20              16.50       8.38

1998
First Quarter (through
    _______, 1998) ...........                              .23

     On _______, 1998, the last reported sale prices of Regions Common Stock and KFB Common Stock on the Nasdaq National Market were $ _______ and $ _______, respectively. On November 6, 1997, the last business day prior to public announcement of the proposed Merger, the last reported sale price of Regions Common Stock and KFB Common Stock on the Nasdaq National Market were $38.13 and $12.50, respectively.

     The holders of Regions Common Stock are entitled to receive dividends when and if declared by the Board of Directors out of funds legally available therefor. Regions has paid regular quarterly cash dividends since 1971. Although Regions currently intends to continue to pay quarterly cash dividends on the Regions Common Stock, there can be no assurance that Regions' dividend policy will remain unchanged after completion of the Merger. The declaration and payment of dividends thereafter will depend upon business conditions, operating results, capital and reserve requirements, and the Board of Directors' consideration of other relevant factors.

     Regions is a legal entity separate and distinct from its subsidiaries and its revenues depend in significant part on the payment of dividends from its subsidiary financial institutions, particularly Regions Bank in Alabama. Regions' subsidiary depository institutions are subject to certain legal restrictions on the amount of dividends they are permitted to pay. See "Certain Regulatory Considerations--Payment of Dividends."

      KFB's dividend policy has been to retain its earnings to provide for additional capital for KFB and the Bank to support operations and possible expansion.

                                 BUSINESS OF KFB

      KFB is a bank holding company organized and existing under the laws of the state of Florida, headquartered in Bradenton, Florida. KFB operates principally through the Bank, which is a wholly owned subsidiary of KFB and a national bank and which provides a range of consumer and commercial banking services through a total of seven offices in Manatee and Sarasota counties, Florida. At September 30, 1997, KFB had total consolidated assets of approximately $212 million, total consolidated deposits of approximately $198 million, and total consolidated stockholders' equity of approximately $13.1 million. KFB's principal executive office is located at 6001 26th Street West, Bradenton, Florida, 34207 and its telephone number at such address is (941) 751-4400.

     Additional information with respect to KFB and its subsidiaries is included in documents incorporated by reference in this Proxy Statement/Prospectus. Copies of such documents, including KFB's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1996, and KFB's Quarterly Reports on Form 10-QSB for the quarters ended March 31, June 30, and September 30, 1997, accompany this Proxy Statement/Prospectus.

               VOTING SECURITIES AND PRINCIPAL STOCKHOLDERS OF KFB

     The following table sets forth certain information concerning the beneficial owners of more than 5.0% of KFB Common Stock, as of the Record Date.

                          NAME AND ADDRESS                AMOUNT AND NATURE OF       PERCENT OF
TITLE OF CLASS            OF BENEFICIAL OWNER             BENEFICIAL OWNERSHIP        CLASS (1)
--------------            -------------------             --------------------       ----------
Common Stock              Marilynne V. Anderson, Trustee       147,577                 5.35%
                          3807 Bayside Drive
                          Bradenton, Florida 34210

Common Stock              Harvey E. Anderson, Trustee          147,578                 5.35
                          3807 Bayside Drive
                          Bradenton, Florida 34210


                               BUSINESS OF REGIONS

GENERAL

     Regions is a regional bank holding company organized and existing under the laws of the state of Delaware and headquartered in Birmingham, Alabama, with approximately 435 banking offices located in Alabama, Florida, Georgia, Louisiana, and Tennessee as of September 30, 1997. At that date, Regions had total consolidated assets of approximately $22.2 billion, total consolidated deposits of approximately $17.6 billion and total consolidated stockholders' equity of approximately $1.9 billion. Regions has banking operations in Alabama, Florida, Georgia, Louisiana, and Tennessee and banking-related subsidiaries engaged in mortgage banking, credit life insurance, leasing, and securities brokerage activities with offices in various Southeastern states. Through its subsidiaries, Regions offers a broad range of banking and banking-related services.

     The following table presents information about Regions' banking operations in the states in which its subsidiary depository institutions are located, based on September 30, 1997 information:

                                          NUMBER OF               TOTAL               TOTAL
                                       BANKING OFFICES           ASSETS             DEPOSITS
                                       ---------------           ------             --------
                                                                       (In millions)
             Alabama............           183                  $8,869               $7,990
             Florida............            45                   1,593                1,498
             Georgia............           107                   3,998                3,489
             Louisiana..........            75                   2,295                2,167
             Tennessee..........            25                     526                  458
             Unallocated (1)....                                 4,171                2,000

     (1)Represents indirect mortgage loans, indirect auto loans, and credit card loans of $2.5 billion, $1.5 billion, and $171 million, respectively, and negotiable certificates of deposit and certain trust and other deposits, which in the aggregate approximate $2 billion.

     Regions was organized under the laws of the state of Delaware and commenced operations in 1971 under the name First Alabama Bancshares, Inc. In 1994, the name of First Alabama Bancshares, Inc. was changed to Regions Financial Corporation. Regions' principal executive offices are located at 417 North 20th Street, Birmingham, Alabama 35203, and its telephone number at such address is
(205) 326-7100.

     Regions continually evaluates business combination opportunities and frequently conducts due diligence activities in connection with possible business combinations. As a result, business combination discussions and, in some cases, negotiations frequently take place, and future business combinations involving cash, debt, or equity securities can be expected. Any future business combination or series of business combinations that Regions might undertake may be material, in terms of assets acquired or liabilities assumed, to Regions' financial condition. Recent business combinations in the banking industry have typically involved the payment of a premium over book and market values. This practice could result in dilution of book value and net income per share for the acquirer.

     Additional information about Regions and its subsidiaries is included in documents incorporated by reference in this Proxy Statement/Prospectus. See "Available Information" and "Documents Incorporated by Reference."

ACQUISITION ACTIVITY


     Since December 31, 1996, and as of the date of this Proxy
Statement/Prospectus, Regions has completed the acquisitions of eleven financial institutions (the "Completed Acquisitions" in the case of those consummated before September 30, 1997, and the "Recently Completed Acquisitions" in the case of those consummated after that date) and has entered into definitive agreements or letters of intent to acquire five financial institutions in addition to the Merger (the "Other Pending Acquisitions"). Certain aspects of the completed and other pending acquisitions are presented in the following table:


                                                                                 CONSIDERATION
                                                                               ------------------
                                                                   APPROXIMATE
                                                                -----------------                     ACCOUNTING
                      INSTITUTION                           ASSET SIZE(1)    VALUE(1)      TYPE        TREATMENT
                      -----------                           ----------       -----         ----        ---------
                                                                   (In millions)
Completed Acquisitions:
----------------------
Florida First Bancorp, Inc., located in Panama              $     297       $   40         Cash        Purchase
City, Florida

Allied Bankshares, Inc., located in Thomson,                      569          158        Regions       Pooling
Georgia                                                                                   Common          of
                                                                                           Stock       Interests

West Carroll Bancshares, Inc., located in                         127           37        Regions       Pooling
Oak Grove, Louisiana                                                                      Common          of
                                                                                           Stock       Interests

Gulf South Bancshares, Inc., located in Gretna,                    55           10        Regions       Pooling
Louisiana                                                                                 Common          of
                                                                                           Stock       Interests

First Mercantile National Bank, located in Longwood,              157           18         Cash        Purchase
Florida

The New Iberia Bancorp, Inc., located in New Iberia,              313           65        Regions       Pooling
Louisiana                                                                                 Common          of
                                                                                           Stock       Interests

First Bankshares, Inc., located in Hapeville,                     127           20        Regions       Pooling
Georgia                                                                                   Common          of
                                                                                           Stock       Interests

SB&T Corporation, located in Smyrna,                              148           33        Regions       Pooling
Georgia                                                                                   Common          of
                                                                                           Stock       Interests

Recently Completed Acquisitions:
-------------------------------

GF Bancshares, Inc., located in Griffin,                           97           19        Regions      Purchase
Georgia                                                                                   Common
                                                                                           Stock


Greenville Financial Corporation, located in                      134           34        Regions       Pooling
Greenville, South Carolina                                                                Common          of
                                                                                           Stock       Interests

PALFED, Inc., located in Aiken,                                   665          145        Regions       Pooling
South Carolina                                                                            Common          of
                                                                                            Stock       Interests
Other Pending
Acquisitions:
--------------------------
First United Bancorporation, located in Anderson, South           292           80        Regions       Pooling
Carolina                                                                                  Common          of
                                                                                           Stock       Interests

St. Mary Holding Corporation, located in Franklin,                113           31        Regions       Pooling
Louisiana                                                                                 Common          of
                                                                                           Stock       Interests

First State Corporation, located in Albany, Georgia               540          161        Regions       Pooling
                                                                                          Common          of
                                                                                           Stock       Interests

Etowah Bank, located in Canton, Georgia                           432          117        Regions       Pooling
                                                                                          Common          of
                                                                                           Stock       Interests

First Commercial Corporation, located in Little Rock,           6,887        2,587        Regions       Pooling
Arkansas                                                                                  Common          of
                                                                                           Stock       Interests



---------------
(1) Calculated as of the date of consummation in the case of the completed acquisitions and as of the date of announcement of the transaction in the case of pending acquisitions.


     Consummation of the Other Pending Acquisitions is subject to the approval of certain regulatory agencies, approval of the stockholders of the institutions to be acquired, and, in the case of the FCC Acquisition, approval of the stockholders of Regions. Moreover, the closing of each transaction is subject to various contractual conditions precedent. No assurance can be given that the conditions precedent to consummating the transactions will be satisfied in a manner that will result in their consummation.


     If the Recently Completed Acquisitions, the Other Pending Acquisitions, and the Merger had been consummated on September 30, 1997, as of that date Regions' total consolidated assets would have been increased by approximately $9.2 billion to approximately $31.4 billion; its total consolidated deposits would have increased by approximately $7.9 billion to approximately $25.5 billion; and its total consolidated stockholders' equity would have increased by approximately $827 million to approximately $ 2.7 billion.

     For additional information concerning the FCC Acquisition, see "Recent Developments--First Commercial Corporation Acquisition."

                        CERTAIN REGULATORY CONSIDERATIONS

     The following discussion sets forth certain of the material elements of the regulatory framework applicable to banks and bank holding companies and provides certain specific information related to Regions and KFB. Additional information is available in Regions' Annual Report on Form 10-K for the fiscal year ended December 31, 1996. See "Documents Incorporated by Reference."

GENERAL

     Regions and KFB are both bank holding companies registered with the Federal Reserve under the BHC Act. As such, Regions and KFB and their non-bank subsidiaries are subject to the supervision, examination, and reporting requirements of the BHC Act and the regulations of the Federal Reserve.

     The BHC Act requires every bank holding company to obtain the prior approval of the Federal Reserve before: (i) it may acquire direct or indirect ownership or control of any voting shares of any bank if, after such acquisition, the bank holding company will directly or indirectly own or control more than 5.0% of the voting shares of the bank; (ii) it or any of its subsidiaries, other than a bank, may acquire all or substantially all of the assets of any bank; or (iii) it may merge or consolidate with any other bank holding company.

     The BHC Act further provides that the Federal Reserve may not approve any transaction that would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any section of the United States, or the effect of which may be substantially to lessen competition or to tend to create a monopoly in any section of the country, or that in any other manner would be in restraint of trade, unless the anticompetitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the community to be served. The Federal Reserve is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned and the convenience and needs of the community to be served. Consideration of financial resources generally focuses on capital adequacy, and consideration of convenience and needs issues includes the parties' performance under the Community Reinvestment Act of 1977.

     The BHC Act, as amended by the interstate banking provisions of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Banking Act"), which became effective in September 1995, repealed the prior statutory restrictions on interstate acquisitions of banks by bank holding companies, such that Regions, and any other bank holding company located in Alabama may now acquire a bank located in any other state, and any bank holding company located outside Alabama may lawfully acquire any Alabama- based bank, regardless of state law to the contrary, in either case subject to certain deposit-percentage, aging requirements, and other restrictions. The Interstate Banking Act also generally provides that national and state-chartered banks may branch interstate through acquisitions of banks in other states. By adopting legislation prior to that date, a state had the ability to "opt out" and prohibit interstate branching altogether. None of the states in which the banking subsidiaries of Regions or KFB are located has "opted out." Accordingly, Regions has the ability to and intends to consolidate all of its bank subsidiaries into a single bank with interstate branches, and has commenced a consolidation program to this end.

     The BHC Act generally prohibits Regions and KFB from engaging in activities other than banking or managing or controlling banks or other permissible subsidiaries and from acquiring or retaining direct or indirect control of any company engaged in any activities other than those activities determined by the Federal Reserve to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. In determining whether a particular activity is permissible, the Federal Reserve must consider whether the performance of such an activity reasonably can be expected to produce benefits to the public, such as greater convenience, increased competition, or gains in efficiency, that outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest, or unsound banking practices. For example, factoring accounts receivable, acquiring or servicing loans, leasing personal property, conducting discount securities brokerage activities, performing certain data processing services, acting as agent or broker in selling credit life insurance and certain other types of insurance in connection with credit transactions, and performing certain insurance underwriting activities all have been determined by the Federal Reserve to be permissible activities of bank holding companies. The BHC Act does not place territorial limitations on permissible nonbanking activities of bank holding companies. Despite prior approval, the Federal Reserve has the power to order a bank holding company or its subsidiaries to terminate any activity or to terminate its ownership or control of any subsidiary when it has reasonable cause to believe that continuation of such activity or such ownership or control constitutes a serious risk to the financial safety, soundness, or stability of any bank subsidiary of that bank holding company.

     Each of the subsidiary depository institutions of Regions and KFB is a member of the Federal Deposit Insurance Corporation (the "FDIC"), and as such, its deposits are insured by the FDIC to the extent provided by law. Each such subsidiary is also subject to numerous state and federal statutes and regulations that affect its business, activities, and operations, and each is supervised and examined by one or more state or federal bank regulatory agencies.

      The regulatory agencies having supervisory jurisdiction over the respective subsidiary institutions of Regions and KFB (the FDIC and the applicable state authority in the case of state-chartered nonmember banks, the Office of the Comptroller of the Currency (the "OCC") in the case of national banks, and the OTS in the case of federally chartered thrift institutions) regularly examine the operations of such institutions and have authority to approve or disapprove mergers, consolidations, the establishment of branches, and similar corporate actions. The federal and state banking regulators also have the power to prevent the continuance or development of unsafe or unsound banking practices or other violations of law.

PAYMENT OF DIVIDENDS

     Regions and KFB are legal entities separate and distinct from their banking, thrift, and other subsidiaries. The principal sources of cash flow of both Regions and KFB, including cash flow to pay dividends to their respective stockholders, are dividends from their subsidiary depository institutions. There are statutory and regulatory limitations on the payment of dividends by these subsidiary depository institutions to Regions and KFB, as well as by Regions and KFB to their stockholders.

     As to the payment of dividends, the Bank and all of Regions' state-chartered banking subsidiaries are subject to the respective laws and regulations of the state in which the bank is located, and to the regulations of the bank's primary federal regulator.

     If, in the opinion of the federal banking regulatory agency, a depository institution under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the depository institution, could include the payment of dividends), such agency may require, after notice and hearing, that such institution cease and desist from such practice. The federal banking agencies have indicated that paying dividends that deplete a depository institution's capital base to an inadequate level would be an unsafe and unsound banking practice. Under the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), an insured institution may not pay any dividend if payment would cause it to become undercapitalized or if it already is undercapitalized. See "--Prompt Corrective Action." Moreover, the federal agencies have issued policy statements which provide that bank holding companies and insured banks should generally pay dividends only out of current operating earnings.

     At September 30, 1997, under dividend restrictions imposed under federal and state laws, the subsidiary depository institutions of Regions and KFB, without obtaining governmental approvals, could declare aggregate dividends to Regions and KFB of approximately $138 million and $1 million respectively.

     The payment of dividends by Regions and KFB and their subsidiary depository institutions may also be affected or limited by other factors, such as the requirement to maintain adequate capital above regulatory guidelines.

CAPITAL ADEQUACY

      Regions, KFB, and their respective subsidiary depository institutions are required to comply with the capital adequacy standards established by the Federal Reserve in the case of Regions and KFB and the appropriate federal banking regulator in the case of each of their subsidiary depository institutions. There are two basic measures of capital adequacy for bank holding companies that have been promulgated by the Federal Reserve: a risk-based measure and a leverage measure. All applicable capital standards must be satisfied for a bank holding company to be considered in compliance.

     The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profile among banks and bank holding companies, to account for off-balance-sheet exposure, and to minimize disincentives for holding liquid assets. Assets and off-balance-sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance-sheet items.

     The minimum guideline for the ratio (the "Total Capital Ratio") of total capital ("Total Capital") to risk- weighted assets (including certain off-balance-sheet items, such as standby letters of credit) is 8.0%. At least half of Total Capital must be composed of common equity, undivided profits, minority interests in the equity accounts of consolidated subsidiaries, noncumulative perpetual preferred stock, and a limited amount of cumulative perpetual preferred stock, less goodwill and certain other intangible assets ("Tier 1 Capital"). The remainder may consist of subordinated debt, other preferred stock, and a limited amount of loan loss reserves ("Tier 2 Capital"). At September 30, 1997, Regions' consolidated Total Capital Ratio and its Tier 1 Capital Ratio (i.e., the ratio of Tier 1 Capital to risk-weighted assets) were 12.24% and 9.85%, respectively, and KFB's consolidated Total Capital and Tier 1 Capital Ratios were 10.01% and 9.01%, respectively.

     In addition, the Federal Reserve has established minimum leverage ratio guidelines for bank holding companies. These guidelines provide for a minimum ratio of Tier 1 Capital to average assets, less goodwill and certain other intangible assets (the "Leverage Ratio"), of 3.0% for bank holding companies that meet certain specified criteria, including having the highest regulatory rating. All other bank holding companies generally are required to maintain a Leverage Ratio of at least 3.0%, plus an additional cushion of 100 to 200 basis points. Regions' and KFB's respective Leverage Ratios at September 30, 1997 were 7.35% and 5.96%. The guidelines also provide that bank holding companies experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the Federal Reserve has indicated that it will consider a "tangible Tier 1 Capital leverage ratio" (deducting all intangibles) and other indicators of capital strength in evaluating proposals for expansion or new activities.

     Each of Regions' and KFB's subsidiary depository institutions is subject to risk-based and leverage capital requirements adopted by its federal banking regulator, which are substantially similar to those adopted by the Federal Reserve. Each of the subsidiary depository institutions was in compliance with applicable minimum capital requirements as of September 30, 1997. Neither Regions, KFB, nor any of their subsidiary depository institutions has been advised by any federal banking agency of any specific minimum capital ratio requirement applicable to it.

     Failure to meet capital guidelines could subject a bank or thrift institution to a variety of enforcement remedies, including issuance of a capital directive, the termination of deposit insurance by the FDIC, a prohibition on the taking of brokered deposits, and to certain other restrictions on its business. As described below, substantial additional restrictions can be imposed upon FDIC-insured depository institutions that fail to meet applicable capital requirements. See "--Prompt Corrective Action."

     The Federal Reserve, the OCC, and the FDIC have, pursuant to FDICIA, recently adopted final regulations requiring regulators to consider interest rate risk (when the interest rate sensitivity of an institution's assets does not match the sensitivity of its liabilities or its off-balance-sheet position) in the evaluation of a bank's capital adequacy. The bank regulatory agencies' methodology for evaluating interest rate risk requires banks with excessive interest rate risk exposure to hold additional amounts of capital against such exposures. The OTS also includes an interest-rate risk component in its risk-based capital guidelines for savings associations that it regulates.

SUPPORT OF SUBSIDIARY INSTITUTIONS

     Under Federal Reserve policy, Regions and KFB are expected to act as sources of financial strength for, and to commit resources to support, each of their respective banking subsidiaries. This support may be required at times when, absent such Federal Reserve policy, Regions or KFB may not be inclined to provide it. In addition, any capital loans by a bank holding company to any of its banking subsidiaries are subordinate in right of payment to deposits and to certain other indebtedness of such banks. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a banking subsidiary will be assumed by the bankruptcy trustee and entitled to a priority of payment.

     Under the Federal Deposit Insurance Act ("FDIA"), a depository institution insured by the FDIC can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC after August 9, 1989, in connection with
(i) the default of a commonly controlled FDIC-insured depository institution or
(ii) any assistance provided by the FDIC to any commonly controlled FDIC-insured depository institution "in danger of default." "Default" is defined generally as the appointment of a conservator or receiver, and "in danger of default" is defined generally as the existence of certain conditions indicating that a default is likely to occur in the absence of regulatory assistance. The FDIC's claim for damages is superior to claims of stockholders of the insured depository institution or its holding company, but is subordinate to claims of depositors, secured creditors, and holders of subordinated debt (other than affiliates) of the commonly controlled insured depository institution. The subsidiary depository institutions of Regions are subject to these cross-guarantee provisions. As a result, any loss suffered by the FDIC in respect of any of these subsidiaries would likely result in assertion of the cross-guarantee provisions, the assessment of such estimated losses against the depository institution's banking or thrift affiliates, and a potential loss of Regions' respective investments in such other subsidiary depository institutions.

PROMPT CORRECTIVE ACTION

     FDICIA establishes a system of prompt corrective action to resolve the problems of undercapitalized institutions. Under this system, which became effective in December 1992, the federal banking regulators are required to establish five capital categories ("well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized") and to take certain mandatory supervisory actions, and are authorized to take other discretionary actions, with respect to institutions in the three undercapitalized categories, the severity of which will depend upon the capital category in which the institution is placed. Generally, subject to a narrow exception, FDICIA requires the banking regulator to appoint a receiver or conservator for an institution that is critically undercapitalized. The federal banking agencies have specified by regulation the relevant capital level for each category.

     Under the final agency rules implementing the prompt corrective action provisions, an institution that (i) has a Total Capital Ratio of 10% or greater, a Tier 1 Capital Ratio of 6.0% or greater, and a Leverage Ratio of 5.0% or greater and (ii) is not subject to any written agreement, order, capital directive, or prompt corrective action directive issued by the appropriate federal banking agency is deemed to be "well capitalized." An institution with a Total Capital Ratio of 8.0% or greater, a Tier 1 Capital Ratio of 4.0% or greater, and a Leverage Ratio of 4.0% or greater is considered to be "adequately capitalized." A depository institution that has a Total Capital Ratio of less than 8.0%, a Tier 1 Capital Ratio of less than 4.0%, or a Leverage Ratio of less than 4.0% is considered to be "undercapitalized." A depository institution that has a Total Capital Ratio of less than 6.0%, a Tier 1 Capital Ratio of less than 3.0%, or a Leverage Ratio of less than 3.0% is considered to be "significantly undercapitalized," and an institution that has a tangible equity capital to assets ratio equal to or less than 2.0% is deemed to be "critically undercapitalized." For purposes of the regulation, the term "tangible equity" includes core capital elements counted as Tier 1 Capital for purposes of the risk- based capital standards plus the amount of outstanding cumulative perpetual preferred stock (including related surplus), minus all intangible assets with certain exceptions. A depository institution may be deemed to be in a capitalization category that is lower than is indicated by its actual capital position if it receives an unsatisfactory examination rating.

     An institution that is categorized as undercapitalized, significantly undercapitalized, or critically undercapitalized is required to submit an acceptable capital restoration plan to its appropriate federal banking agency. Under FDICIA, a bank holding company must guarantee that a subsidiary depository institution meet its capital restoration plan, subject to certain limitations. The obligation of a controlling bank holding company under FDICIA to fund a capital restoration plan is limited to the lesser of 5.0% of an undercapitalized subsidiary's assets or the amount required to meet regulatory capital requirements. An undercapitalized institution is also generally prohibited from increasing its average total assets, making acquisitions, establishing any branches, or engaging in any new line of business, except in accordance with an accepted capital restoration plan or with the approval of the FDIC. In addition, the appropriate federal banking agency is given authority with respect to any undercapitalized depository institution to take any of the actions it is required to or may take with respect to a significantly undercapitalized institution as described below if it determines "that those actions are necessary to carry out the purpose" of FDICIA.

     At September 30, 1997, all of the subsidiary depository institutions of Regions and KFB had the requisite capital levels to qualify as well capitalized.

FDIC INSURANCE ASSESSMENTS

     Pursuant to FDICIA, the FDIC adopted a risk-based assessment system for insured depository institutions that takes into account the risks attributable to different categories and concentrations of assets and liabilities. The risk-based assessment system, which went into effect on January 1, 1994, assigns an institution to one of three capital categories: (i) well capitalized; (ii) adequately capitalized; and (iii) undercapitalized. These three categories are substantially similar to the prompt corrective action categories described above, with the "undercapitalized" category including institutions that are undercapitalized, significantly undercapitalized, and critically undercapitalized for prompt corrective action purposes. An institution is also assigned by the FDIC to one of three supervisory subgroups within each capital group. The supervisory subgroup to which an institution is assigned is based on a supervisory evaluation provided to the FDIC by the institution's primary federal regulator and information which the FDIC determines to be relevant to the institution's financial condition and the risk posed to the deposit insurance funds (which may include, if applicable, information provided by the institution's state supervisor). An institution's insurance assessment rate is then determined based on the capital category and supervisory category to which it is assigned. Under the final risk-based assessment system, there are nine assessment risk classifications (i.e., combinations of capital groups and supervisory subgroups) to which different assessment rates are applied.

     Pursuant to the Deposit Insurance Funds Act of 1996, the FDIC implemented a special one-time assessment of approximately 65.7 basis points (0.657%) on a depository institution's deposits insured by the Savings Association Insurance Fund ("SAIF") held as of March 31, 1995 (or approximately
52.6 basis points on SAIF deposits acquired by banks in certain qualifying transactions), and adopted revisions to the assessment rate schedules that would generally eliminate the disparity between assessment rates applicable to the deposits insured by the Bank Insurance Fund ("BIF") and the SAIF. The revisions in the assessment rate schedules reduced assessment rates on SAIF-insured deposits and would generally equalize BIF and SAIF assessment rates by January, 2000. Regions anticipates that the net effect of the decrease in the premium assessment rate on SAIF deposits will result in a reduction in its total deposit insurance premium assessments for the years 1997 through 1999 as compared to prior years, assuming no further changes in announced premium assessment rates. Regions recorded a charge against earnings for the special assessment in the quarter ended September 30, 1996 in the pre-tax amount of approximately $21.0 million.

     Under the FDIA, insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order, or condition imposed by the FDIC.

                       DESCRIPTION OF REGIONS COMMON STOCK

     Regions is authorized to issue 240,000,000 shares of Regions Common Stock, of which 136,820,461 shares were issued, including 500,000 treasury shares, at September 30, 1997, and 5,000,000 shares of preferred stock, none of which are outstanding. No other class of stock is authorized.

     Holders of Regions Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor. The ability of Regions to pay dividends is affected by the ability of its subsidiary institutions to pay dividends, which is limited by applicable regulatory requirements and capital guidelines. At September 30, 1997, under such requirements and guidelines, Regions' subsidiary institutions had $138 million of undivided profits legally available for the payment of dividends. See "Certain Regulatory Considerations--Payment of Dividends."

     For a further description of Regions Common Stock, see "Effect of the Merger on Rights of Stockholders."

                              STOCKHOLDER PROPOSALS

     Regions expects to hold its next annual meeting of stockholders after the Merger during May 1999. Under SEC rules, proposals of Regions stockholders intended to be presented at that meeting must have been received by Regions at its principal executive offices no later than December 2, 1997, for consideration by Regions for possible inclusion in such proxy materials. Proposals with respect to Regions' 1999 annual meeting of stockholders may be submitted until the date specified in Regions' 1998 annual meeting proxy statement.

                                     EXPERTS

     The consolidated financial statements of Regions, incorporated by reference in this Registration Statement, have been audited by Ernst & Young LLP, independent auditors, for the periods indicated in their report thereon which is included in the Annual Report to Stockholders which is incorporated by reference in its Annual Report on Form 10-K for the year ended December 31, 1996. The financial statements audited by Ernst & Young LLP have been incorporated herein by reference in reliance on their report given on their authority as experts in accounting and auditing.


      The consolidated financial statements of KFB, incorporated by reference in this Registration Statement, have been audited by Purvis, Gray and Company, independent auditors, for the periods indicated in their report thereon which is included in the Annual Report of KFB on Form 10-KSB for the year ended December 31, 1996. The financial statements audited by Purvis, Gray and Company have been incorporated by reference in reliance on their report given on their authority as experts in accounting and auditing. The financial statements of the Bank at December 31, 1995 and for the year then ended, incorporated by reference in this Registration Statement, were audited by Varnadore Tyler & Hawthorne, P.A., independent auditors, as stated in their report thereon. The financial statements audited by Varnadore Tyler & Hawthorne, P.A. have been incorporated by referenced in reliance to their report given on their authority as experts in accounting and auditing.


                                    OPINIONS

     The legality of the shares of Regions Common Stock to be issued in the Merger will be passed upon by Lange, Simpson, Robinson & Somerville LLP, Birmingham, Alabama. Henry E. Simpson, partner in the law firm of Lange, Simpson, Robinson & Somerville LLP, is a member of the Board of Directors of Regions. As of _______, 1998, attorneys in the law firm of Lange, Simpson, Robinson & Somerville LLP owned an aggregate of _______ shares of Regions Common Stock. Certain legal matters relating to the Merger are being passed upon for KFB by the law firm of Smith, Mackinnon, Greeley, Bowdoin & Edwards, P.A., Orlando, Florida.

     Certain tax consequences of the transaction have been passed upon by Alston & Bird LLP, Atlanta, Georgia.

                                                                      APPENDIX A

                          AGREEMENT AND PLAN OF MERGER

                                 BY AND BETWEEN

                           KEY FLORIDA BANCORP, INC.

                                      AND

                         REGIONS FINANCIAL CORPORATION

                         DATED AS OF NOVEMBER 25, 1997

                               TABLE OF CONTENTS

                                                                      PAGE
                                                                      ----
PARTIES.............................................................   A-5
PREAMBLE............................................................   A-5
ARTICLE 1 -- TRANSACTIONS AND TERMS OF MERGER.......................   A-5
   1.1  Merger......................................................   A-5
   1.2  Time and Place of Closing...................................   A-5
   1.3  Effective Time..............................................   A-5
   1.4  Execution of Support Agreements.............................   A-6
ARTICLE 2 -- TERMS OF MERGER........................................   A-6
   2.1  Certificate of Incorporation................................   A-6
   2.2  Bylaws......................................................   A-6
   2.3  Directors and Officers......................................   A-6
ARTICLE 3 -- MANNER OF CONVERTING SHARES............................   A-6
   3.1  Conversion of Shares........................................   A-6
   3.2  Anti-Dilution Provisions....................................   A-6
   3.3  Shares Held by KFB or Regions...............................   A-6
   3.4  Fractional Shares...........................................   A-7
   3.5  Conversion of Stock Options; Restricted Stock...............   A-7
ARTICLE 4 -- EXCHANGE OF SHARES.....................................   A-7
   4.1  Exchange Procedures.........................................   A-7
   4.2  Rights of Former KFB Stockholders...........................   A-8
ARTICLE 5 -- REPRESENTATIONS AND WARRANTIES OF KFB..................   A-8
   5.1  Organization, Standing, and Power...........................   A-8
   5.2  Authority; No Breach by Agreement...........................   A-8
   5.3  Capital Stock...............................................   A-9
   5.4  KFB Subsidiaries............................................   A-9
   5.5  Financial Statements........................................  A-10
   5.6  Absence of Undisclosed Liabilities..........................  A-10
   5.7  Absence of Certain Changes or Events........................  A-10
   5.8  Tax Matters.................................................  A-10
   5.9  Assets......................................................  A-11
  5.10  Environmental...............................................  A-11
  5.11  Compliance with Laws........................................  A-12
  5.12  Labor Relations.............................................  A-13
  5.13  Employee Benefit Plans......................................  A-13
  5.14  Material Contracts..........................................  A-14
  5.15  Legal Proceedings...........................................  A-15
  5.16  Statements True and Correct.................................  A-15
  5.17  Tax, Accounting, and Regulatory Matters.....................  A-15
  5.18  State Takeover Laws.........................................  A-15
  5.19  Articles of Incorporation Provisions........................  A-15
  5.20  Support Agreements..........................................  A-16
  5.21  Derivatives Contracts.......................................  A-16
  5.22  Year 2000...................................................  A-16
ARTICLE 6 -- REPRESENTATIONS AND WARRANTIES OF REGIONS..............  A-16
   6.1  Organization, Standing, and Power...........................  A-16
   6.2  Authority; No Breach by Agreement...........................  A-16
   6.3  Capital Stock...............................................  A-17

                                                                      PAGE
                                                                      ----
   6.4  SEC Filings; Financial Statements...........................  A-17
   6.5  Absence of Undisclosed Liabilities..........................  A-17
   6.6  Absence of Certain Changes or Events........................  A-17
   6.7  Compliance with Laws........................................  A-17
   6.8  Legal Proceedings...........................................  A-18
   6.9  Statements True and Correct.................................  A-18
  6.10  Tax, Accounting, and Regulatory Matters.....................  A-18
ARTICLE 7 -- CONDUCT OF BUSINESS PENDING CONSUMMATION...............  A-19
   7.1  Covenants of Both Parties...................................  A-19
   7.2  Covenants of KFB............................................  A-19
   7.3  Covenants of Regions........................................  A-20
   7.4  Adverse Changes in Condition................................  A-20
   7.5  Reports.....................................................  A-21
ARTICLE 8 -- ADDITIONAL AGREEMENTS..................................  A-21
   8.1  Registration Statement; Proxy Statement; Stockholder          A-21
        Approval....................................................
   8.2  Nasdaq/NMS Listing..........................................  A-21
   8.3  Applications................................................  A-21
   8.4  Agreement as to Efforts to Consummate.......................  A-21
   8.5  Investigation and Confidentiality...........................  A-22
   8.6  Press Releases..............................................  A-22
   8.7  Certain Actions.............................................  A-22
   8.8  Tax Matters.................................................  A-22
   8.9  Agreements of Affiliates....................................  A-23
  8.10  Employee Benefits and Contracts.............................  A-23
  8.11  Indemnification.............................................  A-23
  8.12  State Takeover Laws.........................................  A-24
  8.13  Articles of Incorporation Provisions........................  A-24
ARTICLE 9 -- CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE......  A-24
   9.1  Conditions to Obligations of Each Party.....................  A-24
   9.2  Conditions to Obligations of Regions........................  A-25
   9.3  Conditions to Obligations of KFB............................  A-26
ARTICLE 10 -- TERMINATION...........................................  A-27
  10.1  Termination.................................................  A-27
  10.2  Effect of Termination.......................................  A-27
  10.3  Non-Survival of Representations and Covenants...............  A-28
ARTICLE 11 -- MISCELLANEOUS.........................................  A-28
  11.1  Definitions.................................................  A-28
  11.2  Expenses....................................................  A-32
  11.3  Brokers and Finders.........................................  A-32
  11.4  Entire Agreement............................................  A-32
  11.5  Amendments..................................................  A-33
  11.6  Waivers.....................................................  A-33
  11.7  Assignment..................................................  A-33
  11.8  Notices.....................................................  A-33
  11.9  Governing Law...............................................  A-34
        Counterparts................................................
 11.10                                                                A-34
        Captions....................................................
 11.11                                                                A-34
        Severability................................................
 11.12                                                                A-34
SIGNATURES..........................................................  A-34

                                LIST OF EXHIBITS

EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
   1       --  Form of Support Agreement. (sec. 1.4).
   2       --  Form of agreement of affiliates of KFB. (sec. 8.9).
   3       --  Form of Claims Letter. (sec. 9.2).
   4       --  Form of Opinion Letter of KFB's Counsel. (sec. 9.2).
   5       --  Form of Opinion Letter of Regions' Counsel. (sec. 9.3).

                          AGREEMENT AND PLAN OF MERGER

     THIS AGREEMENT AND PLAN OF MERGER (this "Agreement") is made and entered into as of November 25, 1997, by and between KEY FLORIDA BANCORP, INC. ("KFB"), a corporation organized and existing under the laws of the State of Florida, with its principal office located in Bradenton, Florida, and REGIONS FINANCIAL CORPORATION ("Regions"), a corporation organized and existing under the laws of the State of Delaware, with its principal office located in Birmingham, Alabama.

                                    PREAMBLE

     The Boards of Directors of KFB and Regions are of the opinion that the transactions described herein are in the best interests of the parties and their respective stockholders. This Agreement provides for the acquisition of KFB by Regions pursuant to the merger of KFB into and with Regions. At the effective time of such merger, the outstanding shares of the capital stock of KFB shall be converted into shares of the common stock of Regions (except as provided herein). As a result, stockholders of KFB shall become stockholders of Regions and the sole subsidiary of KFB shall continue to conduct its business and operations as a wholly-owned subsidiary of Regions. The transactions described in this Agreement are subject to the approvals of the stockholders of KFB, the Board of Governors of the Federal Reserve System, and other applicable federal and state regulatory authorities and the satisfaction of certain other conditions described in this Agreement. It is the intention of the parties to this Agreement that the merger (i) for federal income tax purposes shall qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code and (ii) for accounting purposes shall be accounted for as a "pooling of interests."

     As a condition and inducement to Regions' willingness to consummate the transactions contemplated by this Agreement, prior to the execution of this Agreement, each of KFB's directors will execute and deliver to Regions an agreement (a "Support Agreement"), in substantially the form of Exhibit 1.

     Certain terms used in this Agreement are defined in Section 11.1 of this Agreement.

     NOW, THEREFORE, in consideration of the above and the mutual warranties, representations, covenants, and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

                                   ARTICLE 1

                        TRANSACTIONS AND TERMS OF MERGER

     1.1 MERGER. Subject to the terms and conditions of this Agreement, at the Effective Time, KFB shall be merged into and with Regions in accordance with the provisions of Sections 607.1101, 607.1103 and 607.1105 of the FBCA and with the effect provided in Section 607.1106 of the FBCA and of Section 252 of the DGCL and with the effect provided in Section 259 of the DGCL (the "Merger"). Regions shall be the Surviving Corporation of the Merger and shall continue to be governed by the Laws of the State of Delaware. The Merger shall be consummated pursuant to the terms of this Agreement, which has been approved and adopted by the Boards of Directors of KFB and Regions.

     1.2 TIME AND PLACE OF CLOSING. The Closing will take place at 9:00 A.M. on the date that the Effective Time occurs (or the immediately preceding day if the Effective Time is earlier than 9:00 A.M.), or at such other time as the Parties, acting through their duly authorized officers, may mutually agree. The place of Closing shall be at the offices of Regions, or such other place as may be mutually agreed upon by the Parties.

     1.3 EFFECTIVE TIME. The Merger and other transactions contemplated by this Agreement shall become effective on the date and at the time the Florida Articles of Merger reflecting the Merger shall become effective with the Secretary of State of the State of Florida and the Delaware Certificate of Merger reflecting the Merger shall become effective with the Secretary of State of the State of Delaware (the "Effective Time"). Subject to the terms and conditions hereof, unless otherwise mutually agreed upon in writing by the duly authorized officers of each Party, the Parties shall use their reasonable efforts to cause the Effective Time to occur on the last business day of the month in which occurs the last to occur of (i) the effective date (including expiration of any applicable waiting period) of the last required Consent of any Regulatory Authority having authority over and approving or exempting the Merger, and (ii) the date on which the stockholders of KFB approve this Agreement to the extent such approval is required by applicable Law; or such later date within 30 days thereof as may be specified by Regions.

     1.4 EXECUTION OF SUPPORT AGREEMENTS. Immediately prior to the execution of this Agreement by the Parties and as a condition hereto, each of the directors of KFB is executing and delivering to Regions a support agreement (the "Support Agreement") in substantially the form of Exhibit 1 to this Agreement.

                                   ARTICLE 2

                                TERMS OF MERGER

     2.1 CERTIFICATE OF INCORPORATION. The Certificate of Incorporation of Regions in effect immediately prior to the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation after the Effective Time until otherwise amended or repealed.

     2.2 BYLAWS. The Bylaws of Regions in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation after the Effective Time until otherwise amended or repealed.

     2.3 DIRECTORS AND OFFICERS. The directors of Regions in office immediately prior to the Effective Time, together with such additional persons as may thereafter be elected, shall serve as the directors of the Surviving Corporation from and after the Effective Time in accordance with the Bylaws of the Surviving Corporation. The officers of Regions in office immediately prior to the Effective Time, together with such additional persons as may thereafter be elected, shall serve as the officers of the Surviving Corporation from and after the Effective Time in accordance with the Bylaws of the Surviving Corporation.

                                   ARTICLE 3

                          MANNER OF CONVERTING SHARES

     3.1 CONVERSION OF SHARES. Subject to the provisions of this Article 3, at the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, the shares of the constituent corporations shall be converted as follows:

          (a) Each share of Regions Common Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding from and after the Effective Time.

          (b) Each share of KFB Common Stock (excluding shares held by KFB or any of its Subsidiaries or by Regions or any of its Subsidiaries, in each case other than in a fiduciary capacity or as a result of debts previously contracted) issued and outstanding at the Effective Time shall be converted into .3666 of a share of Regions Common Stock (the "Exchange Ratio").

     3.2 ANTI-DILUTION PROVISIONS. In the event KFB changes the number of shares of KFB Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, or similar recapitalization with respect to such stock, the Exchange Ratio shall be proportionately adjusted. In the event Regions changes the number of shares of Regions Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, or similar recapitalization with respect to such stock and the record date therefor (in the case of a stock dividend) or the effective date thereof (in the case of a stock split or similar recapitalization for which a record date is not established) shall be prior to the Effective Time, the Exchange Ratio shall be proportionately adjusted.

     3.3 SHARES HELD BY KFB OR REGIONS. Each of the shares of KFB Common Stock held by any KFB Company or by any Regions Company, in each case other than in a fiduciary capacity or as a result of debts previously contracted, shall be canceled and retired at the Effective Time and no consideration shall be issued in exchange therefor.

     3.4 FRACTIONAL SHARES. Notwithstanding any other provision of this Agreement, each holder of shares of KFB Common Stock exchanged pursuant to the Merger, or of options to purchase shares of KFB Common Stock, who would otherwise have been entitled to receive a fraction of a share of Regions Common Stock (after taking into account all certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of Regions Common Stock multiplied by the market value of one share of Regions Common Stock at the Effective Time, in the case of shares exchanged pursuant to the Merger, or the date of exercise, in the case of options. The market value of one share of Regions Common Stock at the Effective Time or the date of exercise, as the case may be, shall be the last sale price of such common stock on the Nasdaq/NMS (as reported by The Wall Street Journal or, if not reported thereby, any other authoritative source) on the last trading day preceding the Effective Time, in the case of shares exchanged pursuant to the Merger, and the date of exercise, in the case of options. No such holder will be entitled to dividends, voting rights, or any other rights as a stockholder in respect of any fractional shares.

     3.5 CONVERSION OF STOCK OPTIONS; RESTRICTED STOCK. (a) At the Effective Time, all rights with respect to KFB Common Stock pursuant to stock options or stock appreciation rights ("KFB Options") granted by KFB under the KFB Stock Plans, which are outstanding at the Effective Time, whether or not exercisable, shall be converted into and become rights with respect to Regions Common Stock, and Regions shall assume each KFB Option, in accordance with the terms of the KFB Stock Plan and stock option agreement by which it is evidenced. From and after the Effective Time, (i) each KFB Option assumed by Regions may be exercised solely for shares of Regions Common Stock (or cash in the case of stock appreciation rights), (ii) the number of shares of Regions Common Stock subject to such KFB Option shall be equal to the number of shares of KFB Common Stock subject to such KFB Option immediately prior to the Effective Time multiplied by the Exchange Ratio, and (iii) the per share exercise price under each such KFB Option shall be adjusted by dividing the per share exercise price under each such KFB Option by the Exchange Ratio and rounding down to the nearest cent. It is intended that the foregoing assumption shall be undertaken in a manner that will not constitute a "modification" as defined in Section 424 of the Internal Revenue Code, as to any stock option which is an "incentive stock option." KFB agrees to take all necessary steps to effectuate the foregoing provisions of this Section 3.5

     (b) All restrictions or limitations on transfer with respect to KFB Common Stock awarded under the KFB Stock Plans or any other plan, program, or arrangement of any KFB Company, to the extent that such restrictions or limitations shall not have already lapsed, and except as otherwise expressly provided in such plan, program, or arrangement, shall remain in full force and effect with respect to shares of Regions Common Stock into which such restricted stock is converted pursuant to Section 3.1 of this Agreement. As soon as reasonably practicable after the Effective Time, Regions shall file a registration statement on Form S-3 or Form S-8, as the case may be (or any successor or other appropriate forms), with respect to the shares of Regions Common stock subject to such options and shall use its reasonable efforts to maintain the effectiveness of such registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such options remain outstanding.

                                   ARTICLE 4

                               EXCHANGE OF SHARES

     4.1 EXCHANGE PROCEDURES. Promptly after the Effective Time, Regions shall cause the exchange agent selected by Regions (the "Exchange Agent") to mail to the former stockholders of KFB appropriate transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the certificates theretofore representing shares of KFB Common Stock shall pass, only upon proper delivery of such certificates to the Exchange Agent). After the Effective Time, each holder of shares of KFB Common Stock (other than shares to be canceled pursuant to Section 3.3 of this Agreement) issued and outstanding at the Effective Time shall surrender the certificate or certificates representing such shares to the Exchange Agent and shall promptly upon surrender thereof receive in exchange therefor the consideration provided in Section 3.1 of this Agreement, together with all undelivered dividends or distributions in respect of such shares (without interest thereon) pursuant to Section 4.2 of this Agreement. To the extent required by Section 3.4 of this Agreement, each holder of shares of KFB Common Stock issued and outstanding at the Effective Time also shall receive, upon surrender of the certificate or certificates representing such shares, cash in lieu of any fractional share of Regions Common Stock to which such holder may be otherwise entitled (without interest). Regions shall not be obligated to deliver the consideration to which any former holder of KFB Common Stock is entitled as a result of the Merger until such holder surrenders such holder's certificate or certificates representing the shares of KFB Common Stock for exchange as provided in this
Section 4.1. The certificate or certificates of KFB Common Stock so surrendered shall be duly endorsed as the Exchange Agent may require. Any other provision of this Agreement notwithstanding, neither Regions, KFB, nor the Exchange Agent shall be liable to a holder of KFB Common Stock for any amounts paid or property delivered in good faith to a public official pursuant to any applicable abandoned property Law.

     4.2 RIGHTS OF FORMER KFB STOCKHOLDERS. At the Effective Time, the stock transfer books of KFB shall be closed as to holders of KFB Common Stock immediately prior to the Effective Time, and no transfer of KFB Common Stock by any such holder shall thereafter be made or recognized. Until surrendered for exchange in accordance with the provisions of Section 4.1 of this Agreement, each certificate theretofore representing shares of KFB Common Stock (other than shares to be canceled pursuant to Section 3.3 of this Agreement shall from and after the Effective Time represent for all purposes only the right to receive the consideration provided in Sections 3.1 and 3.4 of this Agreement in exchange therefor. To the extent permitted by Law, former stockholders of record of KFB shall be entitled to vote after the Effective Time at any meeting of Regions stockholders the number of whole shares of Regions Common Stock into which their respective shares of KFB Common Stock are converted, regardless of whether such holders have exchanged their certificates representing KFB Common Stock for certificates representing Regions Common Stock in accordance with the provisions of this Agreement. Whenever a dividend or other distribution is declared by Regions on the Regions Common Stock, the record date for which is at or after the Effective Time, the declaration shall include dividends or other distributions on all shares of Regions Common Stock issuable pursuant to this Agreement, but no dividend or other distribution payable to the holders of record of Regions Common Stock as of any time subsequent to the Effective Time shall be delivered to the holder of any certificate representing shares of KFB Common Stock issued and outstanding at the Effective Time until such holder surrenders such certificate for exchange as provided in Section 4.1 of this Agreement. However, upon surrender of such KFB Common Stock certificate, both the Regions Common Stock certificate (together with all such undelivered dividends or other distributions without interest) and any undelivered cash payments to be paid for fractional share interests (without interest) shall be delivered and paid with respect to each share represented by such certificate.

                                   ARTICLE 5

                     REPRESENTATIONS AND WARRANTIES OF KFB

     Except as disclosed in the KFB Disclosure Memorandum, KFB hereby represents and warrants to Regions as follows:

     5.1 ORGANIZATION, STANDING, AND POWER. KFB is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Florida, and has the corporate power and authority to carry on its business as now conducted and to own, lease, and operate its Material Assets. KFB is duly qualified or licensed to transact business as a foreign corporation in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on KFB.

     5.2 AUTHORITY; NO BREACH BY AGREEMENT. (a) KFB has the corporate power and authority necessary to execute, deliver, and perform its obligations under this Agreement and to consummate the transactions contemplated hereby, subject to the approval of this Agreement by the required vote of the outstanding shares of KFB Common Stock. The execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been or will be duly and validly authorized by all necessary corporate action in respect thereof on the part of KFB, subject to the approval of this Agreement by the required vote of the issued and outstanding shares of KFB Common Stock. Subject to such requisite stockholder approval, this Agreement represents a legal, valid, and binding obligation of KFB, enforceable against KFB in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium, or similar Laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

     (b) Neither the execution and delivery of this Agreement by KFB, nor the consummation by KFB of the transactions contemplated hereby, nor compliance by KFB with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of KFB's Articles of Incorporation or Bylaws, or (ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any KFB Company under, any Contract or Permit of any KFB Company, where such Default or Lien is reasonably likely to have individually or in the Aggregate a Material Adverse Effect on KFB, or (iii) subject to receipt of the requisite approvals referred to in
Section 9.1(b) of this Agreement, violate any Law or Order applicable to any KFB Company or any of their Material Assets where such violation would have, individually or in the Aggregate, a Material Adverse Effect on KFB.

     (c) Other than in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws, and rules of the NASD, and other than Consents required from Regulatory Authorities, and other than notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans, or under the HSR Act, and other than Consents, filings, or notifications which, if not obtained or made, are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on KFB, no notice to, filing with, or Consent of, any public body or authority is necessary for the consummation by KFB of the Merger and the other transactions contemplated in this Agreement.

     5.3 CAPITAL STOCK. (a) The authorized capital stock of KFB consists of (i) 4,000,000 shares of KFB Common Stock, of which 2,758,129 shares are issued and outstanding as of the date of this Agreement and not more than 2,831,958 shares will be issued and outstanding at the Effective Time, assuming the exercise of outstanding options. All of the issued and outstanding shares of KFB Common Stock are duly and validly issued and outstanding and are fully paid and nonassessable. None of the outstanding shares of KFB Common Stock has been issued in violation of any preemptive rights of the current or past stockholders of KFB. KFB has reserved 73,829 shares of KFB Common Stock for issuance under the KFB Stock Plans, pursuant to which options to purchase not more than 73,829 shares of KFB Common Stock are outstanding as of the date of this Agreement.

     (b) Except as set forth in Section 5.3(a) of this Agreement, there are no shares of capital stock or other equity securities of KFB outstanding and no outstanding options, warrants, scrip, rights to subscribe to, calls, or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of KFB or contracts, commitments, understandings, or arrangements by which KFB is or may be bound to issue additional shares of KFB capital stock or options, warrants, or rights to purchase or acquire any additional shares of its capital stock.

     5.4 KFB SUBSIDIARIES. KFB has disclosed in Section 5.4 of the KFB Disclosure Memorandum all of the KFB Subsidiaries as of the date of this Agreement. KFB or one of its Subsidiaries owns all of the issued and outstanding shares of capital stock of each KFB Subsidiary. No equity securities of any KFB Subsidiary are or may become required to be issued (other than to a KFB Company) by reason of any options, warrants, scrip, rights to subscribe to, calls, or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of any such Subsidiary, and there are no Contracts by which any KFB Subsidiary is bound to issue (other than to a KFB Company) additional shares of its capital stock or options, warrants, or rights to purchase or acquire any additional shares of its capital stock or by which any KFB Company is or may be bound to transfer any shares of the capital stock of any KFB Subsidiary (other than to a KFB Company). There are no Contracts relating to the rights of any KFB Company to vote or to dispose of any shares of the capital stock of any KFB Subsidiary. All of the shares of capital stock of each KFB Subsidiary held by a KFB Company are duly authorized, validly issued, and fully paid and nonassessable under the applicable corporation Law of the jurisdiction in which such Subsidiary is incorporated or organized and are owned by the KFB Company free and clear of any Lien. Each KFB Subsidiary is either a bank, a savings association or a corporation, and is duly organized, validly existing, and in good standing under the Laws of the jurisdiction in which it is chartered or incorporated or organized, and has the corporate power and authority necessary for it to own, lease, and operate its Assets and to carry on its business as now conducted. Each KFB Subsidiary is duly qualified or licensed to transact business as a foreign corporation in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on KFB. The only KFB Subsidiary that is a depository institution is Liberty National. Liberty National is an "insured institution" as defined in the Federal Deposit Insurance Act and applicable regulations thereunder, and the deposits in which are insured by or the Savings Association Insurance Fund.

     5.5 FINANCIAL STATEMENTS. KFB has disclosed in Section 5.5 of the KFB Disclosure Memorandum, and has delivered to Regions copies of, all KFB Financial Statements prepared for periods ended prior to the date hereof and will deliver to Regions copies of all KFB Financial Statements prepared subsequent to the date hereof. The KFB Financial Statements (as of the dates thereof and for the periods covered thereby) (i) are or, if dated after the date of this Agreement, will be in accordance with the books and records of the KFB Companies, which are or will be, as the case may be, complete and correct and which have been or will have been, as the case may be, maintained in accordance with good business practices, and (ii) present or will present, as the case may be, fairly the consolidated financial position of the KFB Companies as of the dates indicated and the consolidated results of operations, changes in stockholders' equity, and cash flows of the KFB Companies for the periods indicated, in accordance with GAAP (subject to any exceptions as to consistency specified therein or as may be indicated in the notes thereto or, in the case of interim financial statements, to normal recurring year-end adjustments which were not or are not expected to be Material in amount or effect).

     5.6 ABSENCE OF UNDISCLOSED LIABILITIES. To the Knowledge of KFB, no KFB Company has any Material Liabilities that are reasonably likely to have, individually or in the aggregate a Material Adverse Effect on KFB, except Liabilities which are accrued or reserved against in the consolidated balance sheet of KFB as of September 30, 1997 included in the KFB Financial Statements or reflected in the notes thereto. No KFB Company has incurred or paid any Liability since September 30, 1997, except for such Liabilities incurred or paid in the ordinary course of business consistent with past business practice and which are not reasonably likely to have, individually or in the aggregate a Material Adverse Effect on KFB.

     5.7 ABSENCE OF CERTAIN CHANGES OR EVENTS. Since September 30, 1997, except as disclosed in the KFB Financial Statements delivered prior to the date of this Agreement, to the Knowledge of KFB, (i) there have been no events, changes, or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on KFB, and (ii) the KFB Companies have not taken any action, or failed to take any action, prior to the date of this Agreement, which action or failure, if taken after the date of this Agreement, would represent or result in a Material breach or violation of any of the covenants and agreements of KFB provided in Article Seven of this Agreement.

     5.8 TAX MATTERS. (a) All Tax returns required to be filed by or on behalf of any of the KFB Companies have been timely filed, or requests for extensions have been timely filed, granted, and have not expired for periods ended on or before December 31, 1996, and on or before the date of the most recent fiscal year end immediately preceding the Effective Time, except to the extent that all such failures to file or untimely filings, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect on KFB, and all returns filed are complete and accurate in all Material respects to the Knowledge of KFB. All Taxes shown on filed returns have been paid. There is no audit examination, deficiency, refund Litigation or penalties due or owed with respect to any Taxes, that is reasonably likely to result in a determination that would have, individually or in the aggregate, a Material Adverse Effect on KFB, except to the extent reserved against in the KFB Financial Statements dated prior to the date of this Agreement. All Taxes and other Liabilities due with respect to completed and settled examinations or concluded Litigation have been paid.

     (b) None of the KFB Companies has executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due (excluding such statutes that relate to years currently under examination by the Internal Revenue Service or other applicable Taxing authorities) that is currently in effect.

     (c) To the Knowledge of KFB, adequate provision for any Taxes due or to become due for any of the KFB Companies for the period or periods through and including the date of the respective KFB Financial Statements has been made and is reflected on such KFB Financial Statements.

     (d) Each of the KFB Companies is in compliance with, and its records contain all information and documents (including properly completed IRS Forms W-9) necessary to comply with, all applicable information reporting and Tax withholding requirements under federal, state, and local Tax Laws, and such records identify with specificity all accounts subject to backup withholding under Section 3406 of the Internal Revenue Code, except for such instances of noncompliance and such omissions as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on KFB.

     (e) None of the KFB Companies has made any payments, is obligated to make any payments, or is a party to any contract, agreement, or other arrangement that could obligate it to make any payments that would be disallowed as a deduction under Section 280G or 162(m) of the Internal Revenue Code.

     (f) There are no Liens with respect to Taxes upon any of the assets of the KFB Companies.

     (g) There has not been an ownership change, as defined in Internal Revenue Code Section 382(g), of the KFB Companies that occurred during or after any taxable period in which the KFB Companies incurred a net operating loss that carries over to any taxable period ending after December 31, 1996.

     (h) No KFB Company has filed any consent under Section 341(f) of the Internal Revenue Code concerning collapsible corporations.

     (i) All Material elections with respect to Taxes affecting the KFB Companies as of the date of this Agreement have been or will be timely made as set forth in Section 5.8 of the KFB Disclosure Memorandum. After the date hereof, no election with respect to Taxes will be made without the prior written consent of Regions, which consent will not be unreasonably withheld.

     (j) No KFB Company has or has had a permanent establishment in any foreign country, as defined in any applicable tax treaty or convention between the United States and such foreign country.

     5.9 ASSETS. Except as disclosed or reserved against in the KFB Financial Statements made available prior to the date of this Agreement, the KFB Companies have good and marketable title, free and clear of all Liens, to all of their respective Assets that are material to the business of the KFB Companies. All Material tangible properties used in the businesses of the KFB Companies are in good condition, reasonable wear and tear excepted, and are usable in the ordinary course of business consistent with KFB's past practices. All Assets which are material to the business of the KFB Companies, which are held under leases or subleases by any of the KFB Companies, are held under valid Contracts enforceable in accordance with their respective terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or other Laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceedings may be brought), and each such Contract is in full force and effect.

     5.10 ENVIRONMENTAL. (a) To the Knowledge of KFB, each KFB Company, its Participation Facilities, and its Loan Properties are, and have been, in compliance with all Environmental Laws, except for instances of non-compliance which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on KFB.

     (b) To the Knowledge of KFB, there is no Litigation pending or to the Knowledge of KFB threatened before any court, governmental agency, or authority, or other forum in which any KFB Company or any of its Participation Facilities has been or, with respect to threatened Litigation, may be named as a defendant or potentially responsible party (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release into the environment of any Hazardous Material (as defined below) or oil, whether or not occurring at, on, under, or involving a site owned, leased, or operated by any KFB Company or any of its Participation Facilities, except for such Litigation pending or threatened that is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on KFB.

     (c) To the Knowledge of KFB, There is no Litigation pending threatened before any court, governmental agency, or board, or other forum in which any of its Loan Properties (or KFB in respect of such Loan Property) has been or, with respect to threatened Litigation, may be named as a defendant or potentially responsible party (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release into the environment of any Hazardous Material or oil, whether or not occurring at, on, under, or involving a Loan Property, except for such Litigation pending or threatened that is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on KFB.

     (d) To the Knowledge of KFB, there is no reasonable basis for any Litigation of a type described in subsections (b) or (c), except such as is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on KFB.

     (e) To the Knowledge of KFB, during the period of (i) any KFB Company's ownership or operation of any of their respective current properties, (ii) any KFB Company's participation in the management of any Participation Facility, or,
(iii) any KFB Company's holding of a security interest in a Loan Property, there have been no releases of Hazardous Material or oil in, on, under, or affecting (or potentially affecting) such properties, except such as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on KFB. Prior to the period of (i) any KFB Company's ownership or operation of any of their respective current properties, (ii) any KFB Company's participation in the management of any Participation Facility, or (iii) any KFB Company's holding of a security interest in a Loan Property, to the Knowledge of KFB, there were no releases of Hazardous Material or oil in, on, under, or affecting any such property, Participation Facility, or Loan Property, except such as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on KFB.

     5.11 COMPLIANCE WITH LAWS. KFB is duly registered as a bank holding company under the BHC Act. Each KFB Company has in effect all Permits necessary for it to own, lease, or operate its Material Assets and to carry on its business as now conducted, except for those Permits the absence of which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on KFB, and there has occurred no Default under any such Permit other than Defaults which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on KFB. Except as disclosed in Section 5.11 of the KFB Disclosure Memorandum, none of the KFB Companies:

          (a) is in violation of any Material Laws, Orders, or Permits applicable to its business or employees conducting its business, except for violations which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on KFB; and

          (b) has received any written notification or communication from any agency or department of federal, state, or local government or any Regulatory Authority or the staff thereof (i) asserting that any KFB Company is not in compliance with any of the Material Laws or Material Orders which such governmental authority or Regulatory Authority enforces, where such noncompliance is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on KFB; (ii) threatening to revoke any Material Permits, the revocation of which is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on KFB; or
     (iii) requiring any KFB Company (x) to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment, or memorandum of understanding, or (y) to adopt any Board resolution or similar undertaking which restricts materially the conduct of its business, or in any Material manner relates to its capital adequacy, or the capital adequacy of Liberty National, its credit or reserve policies, its management, or the payment of dividends.

     5.12 LABOR RELATIONS. No KFB Company is the subject of any Litigation asserting that it or any other KFB Company has committed an unfair labor practice (within the meaning of the National Labor Relations Act or comparable state law) or seeking to compel it or any other KFB Company to bargain with any labor organization as to wages or conditions of employment, nor is any KFB Company a party to or bound by any collective bargaining agreement, contract, or other agreement or understanding with a labor union or labor organization, nor is there any strike or other labor dispute involving any KFB Company, pending or threatened, or to its Knowledge, is there any activity involving any KFB Company's employees seeking to certify a collective bargaining unit or engaging in any other organization activity.

     5.13 EMPLOYEE BENEFIT PLANS. (a) KFB has disclosed in Section 5.13 of the KFB Disclosure Memorandum, and has delivered or made available to Regions prior to the execution of this Agreement copies in each case of, all written pension, retirement, profit-sharing, deferred compensation, stock option, employee stock ownership, severance pay, vacation, bonus, or other incentive plan, all other written employee programs or agreements, all medical, vision, dental, or other written health plans, all life insurance plans, and all other written employee benefit plans or fringe benefit plans, including, without limitation, "employee benefit plans" as that term is defined in Section 3(3) of ERISA, currently adopted, maintained by, sponsored in whole or in part by, or contributed to by any KFB Company for the benefit of employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries and under which employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries are eligible to participate (collectively, the "KFB Benefit Plans"). Any of the KFB Benefit Plans which is an "employee welfare benefit plan," as that term is defined in Section 3(l) of ERISA, or an "employee pension benefit plan," as that term is defined in Section 3(2) of ERISA, is referred to herein as a "KFB ERISA Plan." Any KFB ERISA Plan which is also a "defined benefit plan" (as defined in Section 414(j) of the Internal Revenue Code or Section 3(35) of ERISA) is referred to herein as a "KFB Pension Plan." On or after September 26, 1980, neither KFB nor any KFB Company has had an "obligation to contribute" (as defined in ERISA Section 4212) to a "multiemployer plan" (as defined in ERISA Sections 4001(a)(3) and 3(37)(A)). The only "employee pension benefit plan," as defined in Section 3(2) of ERISA, ever maintained by any KFB Company that was intended to qualify under Section 401(a) of the Internal Revenue Code, are the KFB, Inc. Employee Savings and Stock Ownership Plan and the KFB, Inc. Pension Plan.

     (b) KFB has delivered or made available to Regions prior to the execution of this Agreement correct and complete copies of the following documents: (i) all trust agreements or other funding arrangements for such KFB Benefit Plans (including insurance contracts), and all amendments thereto, (ii) with respect to any such KFB Benefit Plans or amendments, all determination letters, rulings, opinion letters, information letters, or advisory opinions issued by the Internal Revenue Service, the United States Department of Labor, or the Pension Benefit Guaranty Corporation after December 31, 1991, (iii) annual reports or returns, audited or unaudited financial statements, actuarial valuations and reports, and summary annual reports prepared for any KFB Benefit Plan with respect to the most recent three plan years, and (iv) the most recent summary plan descriptions and any Material modifications thereto.

     (c) All KFB Benefit Plans are in compliance in all Material respects with the applicable terms of ERISA, the Internal Revenue Code, and any other applicable Laws, the breach or violation of which is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on KFB. Each KFB ERISA Plan which is intended to be qualified under Section 401(a) of the Internal Revenue Code has received a favorable determination letter from the Internal Revenue Service, and KFB is not aware of any circumstances which will or could result in revocation of any such favorable determination letter. Each trust created under any KFB ERISA Plan has been determined to be exempt from Tax under Section 501(a) of the Internal Revenue Code and KFB is not aware of any circumstance which will or could result in revocation of such exemption. With respect to each KFB Benefit Plan to the Knowledge of KFB, no event has occurred which will or could give rise to a loss of any intended Tax consequences under the Internal Revenue Code or to any Tax under Section 511 of the Internal Revenue Code. There is no Material pending or, to the Knowledge of KFB, threatened Litigation relating to any KFB ERISA Plan. No KFB Company has engaged in a transaction with respect to any KFB Benefit Plan that, assuming the taxable period of such transaction expired as of the date hereof, would subject any KFB Company to a Material tax or penalty imposed by either

Section 4975 of the Internal Revenue Code or Section 502(i) of ERISA, that individually or in the aggregate, are reasonably likely to have a Material Adverse Effect on KFB.

     (d) No KFB Pension Plan has any "unfunded current liability," as that term is defined in Section 302(d)(8)(A) of ERISA, and the fair market value of the assets of any such plan exceeds the plan's "benefit liabilities," as that term is defined in Section 4001(a)(16) of ERISA, when determined under actuarial factors that would apply if the plan terminated in accordance with all applicable legal requirements. Since the date of the most recent actuarial valuation, there has been (i) no Material change in the financial position of any KFB Pension Plan, (ii) no change in the actuarial assumptions with respect to any KFB Pension Plan, and (iii) no increase in benefits under any KFB Pension Plan as a result of plan amendments or changes in applicable Law which is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on KFB or materially adversely affect the funding status of any such plan. Neither any KFB Pension Plan nor any "single-employer plan," within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any KFB Company, or the single-employer plan of any entity which is considered one employer with KFB under Section 4001 of ERISA or Section 414 of the Internal Revenue Code or Section 302 of ERISA (whether or not waived) (an "ERISA Affiliate") has an "accumulated funding deficiency" within the meaning of
Section 412 of the Internal Revenue Code or Section 302 of ERISA. No KFB Company has provided, or is required to provide, security to a KFB Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the Code.

     (e) No liability under Title IV of ERISA has been or is expected to be incurred by any KFB Company with respect to any defined benefit plan currently or formerly maintained by any of them or by any ERISA Affiliate.

     (f) No KFB Company has any obligations for retiree health and retiree life benefits under any of the KFB Benefit Plans and to the Knowledge of KFB, there are no restrictions on the rights of such KFB Company to amend or terminate any such plan without incurring any Liability thereunder.

     (g) Except as set forth in Section 5.13(g) of the Disclosure Memorandum, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment (including, without limitation, severance, unemployment compensation, golden parachute, or otherwise) becoming due to any director or any employee of any KFB Company from any KFB Company under any KFB Benefit Plan or otherwise, (ii) increase any benefits otherwise payable under any KFB Benefit Plan, or (iii) result in any acceleration of the time of payment or vesting of any such benefit.

     (h) No oral or written representation or communication with respect to any aspect of the KFB Benefit Plans has been made to employees of any of the KFB Companies prior to the date hereof which is not in accordance with the written or otherwise preexisting terms and provisions of such plans. All KFB Benefit Plan documents and annual reports or returns, audited or unaudited financial statements, actuarial valuations, summary annual reports, and summary plan descriptions issued with respect to the KFB Benefit Plans are correct and complete and there have been no changes in the information set forth therein.

     5.14 MATERIAL CONTRACTS. Except as disclosed in Section 5.14 of the KFB Disclosure Memorandum, none of the KFB Companies, nor any of their respective Assets, businesses, or operations, is a party to, or is bound or affected by, or receives benefits under (i) any employment, severance, termination, consulting, or retirement Contract providing for aggregate payments to any Person in any calendar year in excess of $100,000, (ii) any Contract relating to the borrowing of money by any KFB Company or the guarantee by any KFB Company of any such obligation (other than Contracts evidencing deposit liabilities, purchases of federal funds, fully-secured repurchase agreements, and Federal Home Loan Bank advances, trade payables, and Contracts relating to borrowings or guarantees made in the ordinary course of business), (iii) any Contracts between or among KFB Companies; and (iv) any other Contract or amendment thereto that would be required to be filed as an exhibit to a Form 10-K filed by KFB with the Securities and Exchange Commission (the "SEC") as of the date of this Agreement if KFB were required to file a Form 10-K with the SEC (together with all Contracts referred to in Section 5.9 of this Agreement, the "KFB Contracts"). None of the KFB Companies is in Default under any KFB Contract which, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on KFB.

     5.15 LEGAL PROCEEDINGS. Except to the extent specifically reserved against in the KFB Financial Statements dated prior to the date of this Agreement, there is no Litigation instituted or pending, or, to the Knowledge of KFB, threatened (or unasserted but considered probable of assertion and which if asserted would have at least a reasonable probability of an unfavorable outcome) against any KFB Company, or against any Asset, interest, or right of any of them, that is reasonably likely to have, if adversely determined, individually or in the aggregate, a Material Adverse Effect on KFB, nor are there any Orders of any Regulatory Authorities, other governmental authorities, or arbitrators outstanding against any KFB Company, that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on KFB. Section 5.15 of the KFB Disclosure Memorandum provides a list of all Litigation in which a KFB company is a named defendant.

     5.16 STATEMENTS TRUE AND CORRECT. No statement, certificate, instrument, or other writing furnished or to be furnished by any KFB Company or any Affiliate thereof to Regions pursuant to this Agreement or any other document, agreement, or instrument referred to herein contains or will contain any untrue statement of Material fact or will omit to state a Material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information supplied or to be supplied by any KFB Company or any Affiliate thereof for inclusion in the Registration Statement to be filed by Regions with the SEC will, when the Registration Statement becomes effective, be false or misleading with respect to any Material fact, or contain any untrue statement of a Material fact, or omit to state any Material fact required to be stated thereunder or necessary to make the statements therein not misleading. None of the information supplied or to be supplied by any KFB Company or any Affiliate thereof for inclusion in the Proxy Statement to be mailed to KFB's stockholders in connection with the Stockholders' Meeting, and any other documents to be filed by a KFB Company or any Affiliate thereof with the SEC or any other Regulatory Authority in connection with the transactions contemplated hereby, will, at the respective time such documents are filed, and with respect to the Proxy Statement, when first mailed to the stockholders of KFB, be false or misleading with respect to any Material fact, or contain any misstatement of Material fact, or omit to state any Material fact required to be stated thereunder or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the Stockholders' Meeting, be false or misleading with respect to any Material fact, or omit to state any Material fact required to be stated thereunder or necessary to correct any Material statement in any earlier communication with respect to the solicitation of any proxy for the Stockholders' Meeting. All documents that any KFB Company or any Affiliate thereof is responsible for filing with any Regulatory Authority in connection with the transactions contemplated hereby will comply as to form in all Material respects with the provisions of applicable Law.

     5.17 TAX, ACCOUNTING, AND REGULATORY MATTERS. Except as specifically contemplated by this Agreement, no KFB Company or any Affiliate thereof has taken any action, or agreed to take any action, or has any Knowledge of any fact or circumstance that is reasonably likely to (i) prevent the transactions contemplated hereby, including the Merger, from qualifying for pooling-of-interests accounting treatment or as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, or (ii) materially impede or delay receipt of any Consents of Regulatory Authorities referred to in
Section 9.1(b) of this Agreement. To the Knowledge of KFB, there exists no fact, circumstance, or reason why the requisite Consents referred to in Section 9.1(b) of this Agreement cannot be received in a timely manner without imposition of any condition of the type described in the second sentence of such Section 9.1(b).

     5.18 STATE TAKEOVER LAWS. Each KFB Company has taken all necessary action to exempt the transactions contemplated by this Agreement from any applicable "moratorium," "control share," "fair price," "business combination," or other anti-takeover laws and regulations of the State of Florida (collectively, "Takeover Laws"), including those laws contained within Section 607 et seq. of the FBCA.

     5.19 ARTICLES OF INCORPORATION PROVISIONS. Each KFB Company has taken all action so that the entering into of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement do not and will not result in the grant of any rights to any Person (other than a Regions Company) under the Articles of Incorporation, Bylaws, or other governing instruments of any KFB Company or restrict or impair the ability of Regions to vote, or otherwise to exercise the rights of a stockholder with respect to, shares of any KFB Company that may be acquired or controlled by it.

     5.20 SUPPORT AGREEMENTS. Each of the directors of KFB has executed and delivered to Regions an agreement in substantially the form of Exhibit 1 to this Agreement.

     5.21 DERIVATIVES CONTRACTS. Neither KFB nor any of its Subsidiaries is a party to or has agreed to enter into an exchange-traded or over-the-counter swap, forward, future, option, cap, floor or collar financial contract, or any other interest rate or foreign currency protection contract not included on its balance sheet which is a financial derivative contract (including various combinations thereof) and which might reasonably be expected to have a Material Adverse Effect on KFB.

     5.22 YEAR 2000. Except as disclosed in Section 5.22 of the KFB Disclosure Memorandum, to the Knowledge of KFB, all computer software necessary for the conduct of its business (the "Software") is designed to be used prior to, during, and after the calendar year 2000 A.D., and that the Software will operate during each such time period without error relating to the year 2000, specifically including any error relating to, or the product of, date data which represents or references different centuries or more than one century. KFB further represents and warrants that the Software accepts, calculates, sorts, extracts and otherwise processes date inputs and date values, and returns and displays date values, in a consistent manner regardless of the dates used, whether before, on, or after January 1, 2000.

                                   ARTICLE 6

                   REPRESENTATIONS AND WARRANTIES OF REGIONS

     Regions hereby represents and warrants to KFB as follows:

     6.1 ORGANIZATION, STANDING, AND POWER. Regions is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Delaware, and has the corporate power and authority to carry on its business as now conducted and to own, lease, and operate its Material Assets. Regions is duly qualified or licensed to transact business as a foreign corporation in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions.

     6.2 AUTHORITY; NO BREACH BY AGREEMENT. (a) Regions has the corporate power and authority necessary to execute, deliver, and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of Regions. This Agreement represents a legal, valid, and binding obligation of Regions, enforceable against Regions in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium, or similar Laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

     (b) Neither the execution and delivery of this Agreement by Regions, nor the consummation by Regions of the transactions contemplated hereby, nor compliance by Regions with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of Regions' Certificate of Incorporation or Bylaws, or (ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any Regions Company under, any Contract or Permit of any Regions Company, which is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions, or (iii) subject to receipt of the requisite approvals referred to in Section 9.1(b) of this Agreement, violate any Law or Order applicable to any Regions Company or any of their respective Material Assets.

     (c) Other than in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws, and rules of the NASD, and other than Consents required from Regulatory

Authorities, and other than notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans, or under the HSR Act and other than Consents, filings, or notifications which, if not obtained or made, are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions, no notice to, filing with, or Consent of, any public body or authority is necessary for the consummation by Regions of the Merger and the other transactions contemplated in this Agreement.

     6.3 CAPITAL STOCK. The authorized capital stock of Regions consists as of the date of this Agreement, of 240,000,000 shares of Regions Common Stock, of
which        shares were issued and outstanding as of September 30, 1997. All of the issued and outstanding shares of Regions Common Stock are, and all of the shares of Regions Common Stock to be issued in exchange for shares of KFB Common Stock upon consummation of the Merger, when issued in accordance with the terms of this Agreement, will be, duly and validly issued and outstanding and fully paid and nonassessable under the DGCL. None of the outstanding shares of Regions Common Stock has been, and none of the shares of Regions Common Stock to be issued in exchange for shares of KFB Common Stock upon consummation of the Merger will be, issued in violation of any preemptive rights of the current or past stockholders of Regions.

     6.4 SEC FILINGS; FINANCIAL STATEMENTS. (a) Regions has filed all forms, reports, and documents required to be filed by Regions with the SEC since December 31, 1994, other than registration statements on Forms S-4 and S-8 (collectively, the "Regions SEC Reports"). The Regions SEC Reports (i) at the time filed, complied in all Material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a Material fact or omit to state a Material fact required to be stated in such Regions SEC Reports or necessary in order to make the statements in such Regions SEC Reports, in light of the circumstances under which they were made, not misleading.

     (b) Each of the Regions Financial Statements (including, in each case, any related notes) contained in the Regions SEC Reports, including any Regions SEC Reports filed after the date of this Agreement until the Effective Time, complied or will comply as to form in all Material respects with the applicable published rules and regulations of the SEC with respect thereto, was or will be prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC), and fairly presented or will fairly present the consolidated financial position of Regions and its Subsidiaries as at the respective dates and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be Material in amount or effect.

     6.5 ABSENCE OF UNDISCLOSED LIABILITIES. To the Knowledge of Regions, no Regions Company has any Material Liabilities that are reasonably likely to have individually or in the aggregate a Material Adverse Effect on Regions, except Liabilities which are accrued or reserved against in the consolidated balance sheets of Regions as of September 30, 1997 included in the Regions Financial Statements or reflected in the notes thereto. No Regions Company has incurred or paid any Liability since September 30, 1997, except for such Liabilities incurred or paid in the ordinary course of business consistent with past business practice and which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions.

     6.6 ABSENCE OF CERTAIN CHANGES OR EVENTS. Since September 30, 1997, except as disclosed in the Regions Financial Statements filed with the SEC after such date and prior to the date of this Agreement, there have been no events, changes, or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions.

     6.7 COMPLIANCE WITH LAWS. Regions is duly registered as a bank holding company under the BHC Act. Each Regions Company has in effect all Permits necessary for it to own, lease, or operate its Material Assets and to carry on its business as now conducted, except for those Permits the absence of which is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions, and there has occurred no Default under any such Permit, other than Defaults which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions. None of the Regions Companies:

          (a) is in violation of any Material Laws, Orders, or Permits applicable to its business or employees conducting its business, except for violations which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions; and

          (b) has received any written notification or communication from any agency or department of federal, state, or local government or any Regulatory Authority or the staff thereof (i) asserting that any Regions Company is not in compliance with any of the Material Laws or Material Orders which such governmental authority or Regulatory Authority enforces, where such noncompliance is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions; (ii) threatening to revoke any Permits, the revocation of which is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions; or
     (iii) requiring any Regions Company (x) to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment, or memorandum of understanding, or (y) to adopt any Board resolution or similar undertaking which restricts materially the conduct of its business, or in any Material manner relates to its capital adequacy, its credit or reserve policies, its management, or the payment of dividends.

     6.8 LEGAL PROCEEDINGS. Except to the extent specifically reserved against in the Regions Financial Statements dated prior to the date of this Agreement, there is no Litigation instituted or pending, or, to the Knowledge of Regions, threatened (or unasserted but considered probable of assertion and which if asserted would have at least a reasonable probability of an unfavorable outcome) against any Regions Company, or against any Asset, interest, or right of any of them, nor are there any Orders of any Regulatory Authorities, other governmental authorities, or arbitrators outstanding against any Regions Company, that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions.

     6.9 STATEMENTS TRUE AND CORRECT. No statement, certificate, instrument, or other writing furnished or to be furnished by any Regions Company or any Affiliate thereof to KFB pursuant to this Agreement or any other document, agreement, or instrument referred to herein contains or will contain any untrue statement of Material fact or will omit to state a Material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information supplied or to be supplied by any Regions Company or any Affiliate thereof for inclusion in the Registration Statement to be filed by Regions with the SEC, will, when the Registration Statement becomes effective, be false or misleading with respect to any Material fact, or contain any untrue statement of a Material fact, or omit to state any Material fact required to be stated therein or necessary to make the statements therein not misleading. None of the information supplied or to be supplied by any Regions Company or any Affiliate thereof for inclusion in the Proxy Statement to be mailed to KFB's stockholders in connection with the Stockholders' Meeting, and any other documents to be filed by any Regions Company or any Affiliate thereof with the SEC or any other Regulatory Authority in connection with the transactions contemplated hereby, will, at the respective time such documents are filed, and with respect to the Proxy Statement, when first mailed to the stockholders of KFB, be false or misleading with respect to any Material fact, or contain any misstatement of Material fact, or omit to state any Material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the Stockholders' Meeting, be false or misleading with respect to any Material fact, or omit to state any Material fact required to be stated thereunder or necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Stockholders' Meeting. All documents that any Regions Company or any Affiliate thereof is responsible for filing with any Regulatory Authority in connection with the transactions contemplated hereby will comply as to form in all Material respects with the provisions of applicable Law.

     6.10 TAX, ACCOUNTING, AND REGULATORY MATTERS. Except as specifically contemplated by this Agreement, no Regions Company or any Affiliate thereof has taken any action, or agreed to take any action, or has any Knowledge of any fact or circumstance that is reasonably likely to (i) prevent the transactions contemplated hereby, including the Merger, from qualifying for pooling-of-interests accounting treatment or as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, or (ii) materially impede or delay receipt of any Consents of Regulatory Authorities referred to in
Section 9.1(b) of this Agreement. To the Knowledge of Regions, there exists no fact, circumstance, or reason why the requisite Consents referred to in Section 9.1(b) of this Agreement cannot be received in a timely manner without imposition of any condition of the type described in the second sentence of such
Section 9.1(b).

                                   ARTICLE 7

                    CONDUCT OF BUSINESS PENDING CONSUMMATION

     7.1 COVENANTS OF BOTH PARTIES. Unless the prior written consent of the other Party shall have been obtained, and except as otherwise expressly contemplated herein, each Party shall and shall cause each of its Subsidiaries to from the date of this Agreement until the Effective Time or termination of this Agreement (i) operate its business only in the usual, regular, and ordinary course, (ii) preserve intact its business organizations and Assets and maintain its rights and franchises, and (iii) take no action which would materially adversely affect the ability of any Party to (a) obtain any Consents required for the transactions contemplated hereby, or (b) perform its covenants and agreements under this Agreement in all Material respects and to consummate the Merger; provided, that the foregoing shall not prevent any Regions Company from discontinuing or disposing of any of its Assets or business, or from acquiring or agreeing to acquire any other Person or any Assets thereof, if such action is, in the judgment of Regions, desirable in the conduct of the business of Regions and its Subsidiaries.

     7.2 COVENANTS OF KFB. Except as specifically contemplated or permitted by this Agreement or as disclosed in the KFB Disclosure Memorandum, from the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, KFB covenants and agrees that it will not do or agree or commit to do, or permit any of its Subsidiaries to do or agree or commit to do, any of the following without the prior written consent of a duly authorized officer of
Regions:

          (a) amend the Articles of Incorporation, Bylaws, or other governing instruments of any KFB Company; or

          (b) incur, guarantee, or otherwise become responsible for, any additional debt obligation or other obligation for borrowed money (other than indebtedness of a KFB Company to another KFB Company) in excess of an aggregate of $50,000 (for the KFB Companies on a consolidated basis) except in the ordinary course of the business of KFB Companies consistent with past practices (which shall include, for KFB, creation of deposit liabilities, purchases of federal funds, advances from the Federal Home Loan Bank or the Federal Reserve Bank, and entry into repurchase agreements fully secured by U.S. government or agency securities), or impose, or suffer the imposition, on any share of stock held by any KFB Company of any Lien or permit any such Lien to exist; or

          (c) repurchase, redeem, or otherwise acquire or exchange (other than exchanges in the ordinary course under employee benefit plans), directly or indirectly, any shares, or any securities convertible into any shares, of the capital stock of any KFB Company, or declare or pay any dividend or make any other distribution in respect of any KFB Common Stock; or

          (d) except pursuant to the exercise of stock options outstanding as of the date hereof and pursuant to the terms thereof in existence on the date hereof, issue, sell, pledge, encumber, authorize the issuance of, enter into any Contract to issue, sell, pledge, encumber, or authorize the issuance of, or otherwise permit to become outstanding, any additional shares of KFB Common Stock or any other capital stock of any KFB Company, or any stock appreciation rights, or any option, warrant, conversion, or other right to acquire any such stock, or any security convertible into any such stock; or

          (e) adjust, split, combine, or reclassify any capital stock of any KFB Company or issue or authorize the issuance of any other securities in respect of or in substitution for shares of KFB Common Stock or sell, lease, mortgage, or otherwise dispose of or otherwise encumber any shares of capital stock of any

     KFB Subsidiary (unless any such shares of stock are sold or otherwise transferred to another KFB Company) or any Assets having in the aggregate a book value in excess of $25,000 other than in the ordinary course of business for reasonable and adequate consideration; or

          (f) acquire direct or indirect control over, or invest in equity securities of, any Person, other than in connection with (i) foreclosures in the ordinary course of business, or (ii) acquisitions of control by KFB in its fiduciary capacity; or

          (g) grant any increase in compensation or benefits to the employees or officers of any KFB Company except as disclosed in Section 7.2(g) of the KFB Disclosure Memorandum or as required by Law; pay any bonus except pursuant to the provisions of any applicable program or plan adopted by its Board of Directors prior to the date of this Agreement and disclosed in
     Section 7.2(g) of the KFB Disclosure Memorandum; enter into or amend any severance agreements with officers of any KFB Company except as disclosed in Section 7.2(g) of the KFB Disclosure Memorandum; grant any increase in fees or other increases in compensation or other benefits to directors of any KFB Company; or

          (h) voluntarily accelerate the vesting of any stock options or other stock-based compensation or employee benefits; or

          (i) enter into or amend any employment Contract between any KFB Company and any Person (unless such amendment is required by Law) that the KFB Company does not have the unconditional right to terminate without Liability (other than Liability for services already rendered), at any time on or after the Effective Time; or

          (j) except as disclosed in Section 7.2 of the KFB Disclosure Memorandum, adopt any new employee benefit plan or program of any KFB Company or make any Material change in or to any existing employee benefit plans or programs of any KFB Company other than any such change that is required by Law or that, in the opinion of counsel, is necessary or advisable to maintain the tax qualified status of any such plan; or

          (k) make any significant change in any accounting methods, principles, or practices or systems of internal accounting controls, except as may be necessary to conform to changes in regulatory accounting requirements or GAAP; or

          (l) commence or settle any Material Litigation other than in accordance with past practice; provided that, except to the extent specifically reserved against in the KFB Financial Statements dated prior to the date of this Agreement, no KFB Company shall settle any Litigation involving any Liability of any KFB Company for Material money damages or imposing Material restrictions upon the operations of any KFB Company; or

          (m) except in the ordinary course of business, enter into or terminate any Material Contract or make any change in any Material lease or Contract.

     7.3 COVENANTS OF REGIONS. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, Regions covenants and agrees that: (i) it will not, without the prior written consent of a duly authorized officer of KFB amend the Certificate of Incorporation or Bylaws of Regions, in each case, in any manner which is adverse to, and discriminates against, the holders of KFB Common Stock; and (ii) it will continue to conduct its business and the business of its Subsidiaries in a manner designed in its reasonable judgment, to enhance the long-term value of the Regions Common Stock and the business prospects to Regions.

     7.4 ADVERSE CHANGES IN CONDITION. Each Party agrees to give written notice promptly to the other Party upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of its Subsidiaries which is reasonably likely to cause or constitute a Material breach of any of its representations, warranties, or covenants contained herein, and to use its reasonable efforts to prevent or promptly to remedy the same.

     7.5 REPORTS. Each Party and its Subsidiaries shall file all reports required to be filed by it with Regulatory Authorities between the date of this Agreement and the Effective Time and each Party shall deliver to the other Party copies of all such reports filed by such Party promptly after the same are filed. If financial statements are contained in any such reports filed with appropriate Regulatory Authorities, such financial statements will fairly present the consolidated financial position of the entity filing such statements as of the dates indicated and the consolidated results of operations, changes in stockholders' equity, and cash flows for the periods then ended in accordance with GAAP (subject in the case of interim financial statements to normal recurring year-end adjustments that are not Material). As of their respective dates, such reports filed with the SEC, will comply in all Material respects with the Securities Laws and will not contain any untrue statement of a Material fact or omit to state a Material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Any financial statements contained in any other reports to a Regulatory Authority shall be prepared in accordance with Laws applicable to such reports.

                                   ARTICLE 8

                             ADDITIONAL AGREEMENTS

     8.1 REGISTRATION STATEMENT; PROXY STATEMENT; STOCKHOLDER APPROVAL. As soon as reasonably practicable after the execution of this Agreement, Regions shall file the Registration Statement with the SEC, provided KFB has provided, on a reasonably timely basis, all information concerning KFB necessary for inclusion in the Registration Statement, and shall use its reasonable efforts to cause the Registration Statement to become effective under the 1933 Act as soon as reasonably practicable after the filing thereof and take any action required to be taken under other applicable securities Laws in connection with the issuance of the shares of Regions Common Stock upon consummation of the Merger. KFB shall promptly furnish all information concerning it and the holders of its capital stock as Regions may reasonably request in connection with such action. KFB shall call a Stockholders' Meeting, to be held within forty-five (45) days after the Registration Statement is declared effective by the SEC, for the purpose of voting upon approval of (i) this Agreement and (ii) such other related matters as it deems appropriate. In connection with the Stockholders' Meeting, (i) KFB shall mail the Proxy Statement to all of its stockholders, (ii) the Parties shall furnish to each other all information concerning them that they may reasonably request in connection with such Proxy Statement, (iii) the Board of Directors of KFB shall recommend (subject to compliance with their fiduciary duties as advised in writing by counsel to such Board) to its stockholders the approval of this Agreement, and (iv) the Board of Directors and officers of KFB shall use their reasonable efforts to obtain such stockholders' approval (subject to compliance with their fiduciary duties as advised in writing by counsel to such Board).

     8.2 NASDAQ/NMS LISTING. Regions shall file with the NASD a notification for the listing on the Nasdaq/NMS relating to the proposed issuance of the shares of Regions Common Stock to be issued to the holders of KFB Common Stock pursuant to the Merger.

     8.3 APPLICATIONS. As soon as reasonably practicable after execution of this Agreement, Regions shall prepare and file, and KFB shall cooperate in the preparation and, where appropriate, filing of, applications with all Regulatory Authorities having jurisdiction over the transactions contemplated by this Agreement seeking the requisite Consents necessary to consummate the transactions contemplated by this Agreement. Regions shall use all reasonable efforts to obtain the requisite Consents of all Regulatory Authorities as soon as reasonably practicable after the filing of the appropriate applications.

     8.4 AGREEMENT AS TO EFFORTS TO CONSUMMATE. Subject to the terms and conditions of this Agreement, each Party agrees to use, and to cause its Subsidiaries to use, its reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper, or advisable under applicable Laws to consummate and make effective, as soon as practicable after the date of this Agreement, the transactions contemplated by this Agreement, including, without limitation, using its reasonable efforts to lift or rescind any Order adversely affecting its ability to consummate the transactions contemplated herein and to cause to be satisfied the conditions applicable to such Party referred to in Article Nine of this Agreement, provided that nothing herein shall preclude either Party from exercising its rights under this Agreement. Each Party shall use, and shall cause each of its Subsidiaries to use, its reasonable efforts to obtain all Consents necessary or desirable for the consummation of the transactions contemplated by this Agreement.

     8.5 INVESTIGATION AND CONFIDENTIALITY. (a) Prior to the Effective Time, each Party will keep the other Party advised of all Material developments relevant to its business and to consummation of the Merger and shall permit the other Party to make or cause to be made such investigation of the business and properties of it and its Subsidiaries and of their respective financial and legal conditions as the other Party reasonably requests, provided that such investigation shall be reasonably related to the transactions contemplated hereby and shall not interfere unreasonably with normal operations. No investigation by a Party shall affect the representations and warranties of the other Party.

     (b) Each Party shall, and shall cause its advisers and agents to, maintain the confidentiality of all confidential information furnished to it by the other Party concerning its and its Subsidiaries' businesses, operations, and financial positions and shall not use such information for any purpose except in furtherance of the transactions contemplated by this Agreement. If this Agreement is terminated prior to the Effective Time, each Party shall promptly return all documents and copies thereof, and all work papers containing confidential information received from the other Party.

     (c) KFB shall use its reasonable efforts to exercise its rights under confidentiality agreements entered into with Persons which were considering an acquisition transaction with KFB to preserve the confidentiality of the information relating to KFB provided to such parties.

     8.6 PRESS RELEASES. Prior to the Effective Time, KFB and Regions shall consult with each other as to the form and substance of any press release or other public disclosure materially related to this Agreement or any other transaction contemplated hereby; provided, however, that nothing in this Section
8.6 shall be deemed to prohibit any Party from making any disclosure which its counsel advises as necessary or advisable in order to satisfy such Party's disclosure obligations imposed by Law.

     8.7 CERTAIN ACTIONS. Except with respect to this Agreement and the transactions contemplated hereby, no KFB Company nor any Affiliate thereof nor any investment banker, attorney, accountant, or other representative (collectively, "Representatives") retained by any KFB Company shall directly or indirectly solicit any Acquisition Proposal by any Person. Except to the extent necessary to comply with the fiduciary duties of KFB's Board of Directors as advised in writing by counsel to such Board of Directors, no KFB Company or any Affiliate or Representative thereof shall furnish any non-public information that it is not legally obligated to furnish, negotiate with respect to, or enter into any Contract with respect to, any Acquisition Proposal, and shall direct and use its reasonable efforts to cause all of its Representatives not to engage in any of the foregoing, but KFB may communicate information about such an Acquisition Proposal to its stockholders if and to the extent that it is required to do so in order to comply with its legal obligations. KFB shall promptly notify Regions orally and in writing in the event that it receives any inquiry or proposal relating to any such transaction. KFB shall immediately cease and cause to be terminated as of the date of this Agreement any existing activities, discussions, or negotiations with any Persons conducted heretofore with respect to any of the foregoing.

     8.8 TAX MATTERS. The Parties agree to use their reasonable efforts to obtain written opinions of Alston & Bird LLP to the effect that (i) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, (ii) the exchange in the Merger of KFB Common Stock for Regions Common Stock will not give rise to gain or loss to the stockholders of KFB with respect to such exchange (except to the extent of any cash received), and (iii) each of KFB and Regions will be a party to that reorganization within the meaning of Section 368(b) of the Internal Revenue Code ("Tax Opinions"). In rendering such Tax Opinions, counsel shall be entitled to rely upon representations of officers of KFB and Regions reasonably satisfactory in form and substance to such counsel. Each of the Parties undertakes and agrees to use its reasonable efforts to cause the Merger, and to take no action which would cause the Merger not, to qualify for treatment as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code for Federal income tax purposes.

     8.9 AGREEMENT OF AFFILIATES. KFB has disclosed in Section 8.9 of the KFB Disclosure Memorandum each Person whom it reasonably believes is an "affiliate" of KFB for purposes of Rule 145 under the 1933 Act. KFB shall use its reasonable efforts to cause each such Person to deliver to Regions not later than 30 days prior to the Effective Time a written agreement, substantially in the form of
Exhibit 2, providing that such Person will not sell, pledge (except for pledges that are made with recourse), transfer, or otherwise dispose of the shares of KFB Common Stock held by such Person except as contemplated by such agreement or by this Agreement and will not sell, pledge (except for pledges that are in place as of the date of this Agreement), transfer, or otherwise dispose of the shares of Regions Common Stock to be received by such Person upon consummation of the Merger except in compliance with applicable provisions of the 1933 Act and the rules and regulations thereunder and until such time as financial results covering at least 30 days of combined operations of Regions and KFB have been published within the meaning of Section 201.01 of the SEC's Codification of Financial Reporting Policies. Shares of Regions Common Stock issued to such affiliates of KFB in exchange for shares of KFB Common Stock shall not be transferable until such time as financial results covering at least 30 days of combined operations of Regions and KFB have been published within the meaning of
Section 201.01 of the SEC's Codification of Financial Reporting Policies, regardless of whether each such affiliate has provided the written agreement referred to in this Section 8.9 (and Regions shall be entitled to place restrictive legends upon certificates for shares of Regions Common Stock issued to affiliates of KFB pursuant to this Agreement to enforce the provisions of this Section 8.9). Regions shall not be required to maintain the effectiveness of the Registration Statement under the 1933 Act for the purposes of resale of Regions Common Stock by such affiliates.

     8.10 EMPLOYEE BENEFITS AND CONTRACTS. Following the Effective Time, Regions shall provide generally to officers and employees of the KFB Companies, who at or after the Effective Time become employees of a Regions Company, employee benefits under employee benefit plans (other than stock option or other plans involving the potential issuance of Regions Common Stock except as set forth in this Section 8.10), on terms and conditions which when taken as a whole are substantially similar to those currently provided by the Regions Companies to their similarly situated officers and employees. For purposes of participation and vesting (but not accrual of benefits) under such employee benefit plans, (i) service under any qualified defined benefit plans of KFB shall be treated as service under Regions' qualified defined benefit plans, (ii) service under any qualified defined contribution plans of KFB shall be treated as service under Regions' qualified defined contribution plans, and (iii) service under any other employee benefit plans of KFB shall be treated as service under any similar employee benefit plans maintained by Regions. Regions also shall cause KFB and its Subsidiaries to honor all employment, severance, consulting, and other compensation Contracts disclosed in Section 8.10 of the KFB Disclosure Memorandum to Regions between any KFB Company and any current or former director, officer, or employee thereof, and all provisions for vested benefits or other vested amounts earned or accrued through the Effective Time under the KFB Benefit Plans.

     8.11 INDEMNIFICATION.  (a) Subject to the conditions set forth in paragraph
(b) below, for a period of six (6) years after the Effective Time, Regions shall indemnify, defend, and hold harmless each person entitled to indemnification from a KFB Company (each, an "Indemnified Party") against all Liabilities arising out of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by this Agreement) to the full extent permitted by Florida Law and KFB's Articles of Incorporation and Bylaws, in each case as in effect on the date hereof, including provisions relating to advances of expenses incurred in the defense of any Litigation. Without limiting the foregoing, in any case in which approval by KFB is required to effectuate any indemnification, Regions shall cause KFB to direct, at the election of the Indemnified Party, that the determination of any such approval shall be made by independent counsel mutually agreed upon between Regions and the Indemnified Party.

     (b) Any Indemnified Party wishing to claim indemnification under paragraph
(a) above, upon learning of any such Liability or Litigation, shall promptly notify Regions thereof. In the event of any such Litigation (whether arising before or after the Effective Time), (i) Regions or KFB shall have the right to assume the defense thereof and Regions shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if Regions or KFB elects not to assume such defense or counsel for the

Indemnified Parties advises in writing that there are Material substantive issues which raise conflicts of interest between Regions or KFB and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and Regions or KFB shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, however, that (i) Regions shall be obligated pursuant to this paragraph (b) to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction, (ii) the Indemnified Parties will cooperate (to the extent reasonably appropriate under the circumstances) in the defense of any such Litigation, and (iii) Regions shall not be liable for any settlement effected without its prior written consent; and provided further that Regions shall not have any obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.

     8.12 STATE TAKEOVER LAWS. Each KFB Company shall take all necessary steps to exempt the transactions contemplated by this Agreement from, or if necessary challenge the validity or applicability of, any applicable Takeover Laws, including those laws contained in Section 607 et seq. of the FBCA.

     8.13 ARTICLES OF INCORPORATION PROVISIONS. Each KFB Company shall take all necessary action to ensure that the entering into of this Agreement and the consummation of the Merger and the other transactions contemplated hereby do not and will not result in the grant of any rights to any Person under the Articles of Incorporation, Bylaws, or other governing instruments of any KFB Company or restrict or impair the ability of Regions or any of its Subsidiaries to vote, or otherwise to exercise the rights of a stockholder with respect to, shares of any KFB Company that may be directly or indirectly acquired or controlled by it.

                                   ARTICLE 99

               CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE

     9.1 CONDITIONS TO OBLIGATIONS OF EACH PARTY. The respective obligations of each Party to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by both Parties pursuant to Section 11.6 of this Agreement:

          (a) Stockholder Approval. The stockholders of KFB shall have approved this Agreement and the consummation of the transactions contemplated hereby, including the Merger, as and to the extent required by Law or by the provisions of any governing instruments.

          (b) Regulatory Approvals. All Consents of, filings and registrations with, and notifications to, all Regulatory Authorities required for consummation of the Merger shall have been obtained or made and shall be in full force and effect and all waiting periods required by Law shall have expired. No Consent so obtained which is necessary to consummate the transactions as contemplated hereby shall be conditioned or restricted in a manner which in the reasonable good faith judgment of the Board of Directors of Regions would so materially adversely impact the economic benefits of the transaction as contemplated by this Agreement so as to render inadvisable the consummation of the Merger.

          (c) Consents and Approvals. Each Party shall have obtained any and all other Consents required for consummation of the Merger (other than those referred to in Section 9.1(b) of this Agreement) or for the preventing of any Default under any Contract or Permit of such Party which, if not obtained or made, is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on such Party. No Consent obtained which is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner which in the reasonable good faith judgment of the Board of Directors of Regions would so materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement so as to render inadvisable the consummation of the Merger.

          (d) Legal Proceedings. No court or governmental or Regulatory Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced, or entered any Law or Order (whether temporary, preliminary, or permanent) or taken any other action which prohibits, restricts, or makes illegal consummation of the transactions contemplated by this Agreement.

          (e) Registration Statement. The Registration Statement shall be effective under the 1933 Act, no stop orders suspending the effectiveness of the Registration Statement shall have been issued, no action, suit, proceeding, or investigation by the SEC to suspend the effectiveness thereof shall have been initiated and be continuing, and all necessary approvals under state securities Laws or the 1933 Act or 1934 Act relating to the issuance or trading of the shares of Regions Common Stock issuable pursuant to the Merger shall have been received.

          (f) Nasdaq/NMS Listing. The shares of Regions Common Stock issuable pursuant to the Merger shall have been approved for listing on the Nasdaq/NMS.

          (g) Tax Matters. Each Party shall have received a copy of the Tax Opinions referred to in Section 8.8 of this Agreement. Each Party shall have delivered to the other a Certificate, dated as of the date of the Tax Opinion, signed by its duly authorized officers, to the effect that, to the best Knowledge and belief of such officers, the statement of facts and representations made on behalf of the management of such Party, presented to the legal counsel delivering the Tax Opinions were at the date of such presentation, true, correct, and complete, and are on the date of such Certificate, to the extent contemplated by the presentation, true, correct, and complete, as though such presentation had been made on the date of such Certificate.

     9.2 CONDITIONS TO OBLIGATIONS OF REGIONS. The obligations of Regions to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by Regions pursuant to Section 11.6(a) of this Agreement:

          (a) Representations and Warranties. For purposes of this Section 9.2(a), the accuracy of the representations and warranties of KFB set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date). The representations and warranties of KFB set forth in Section 5.3 of this Agreement shall be true and correct (except for inaccuracies which are de minimis in amount). The representations and warranties of KFB set forth in Sections 5.17, 5.18, and
     5.19 of this Agreement shall be true and correct in all material respects. There shall not exist inaccuracies in the representations and warranties of KFB set forth in this Agreement (including the representations and warranties set forth in Sections 5.3, 5.17, 5.18, and 5.19) such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Material Adverse Effect on KFB; provided that, for purposes of this sentence only, those representations and warranties which are qualified by references to "Material" or "Material Adverse Effect" or to the "Knowledge" of KFB shall be deemed not to include such qualifications.

          (b) Performance of Agreements and Covenants. Each and all of the agreements and covenants of KFB to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied.

          (c) Certificates. KFB shall have delivered to Regions (i) a certificate, dated as of the Effective Time and signed on its behalf by its duly authorized officers, to the effect that the conditions of its obligations set forth in Sections 9.2(a) and 9.2(b) of this Agreement have been satisfied, and (ii) certified copies of resolutions duly adopted by KFB's Board of Directors and stockholders evidencing the taking of all corporate action necessary to authorize the execution, delivery, and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as Regions and its counsel shall request.

          (d) Claims Letters. Each of the directors and executive officers of KFB shall have executed and delivered to Regions letters in substantially the form of Exhibit 3 to this Agreement.

          (e) Legal Opinion. Regions shall have received a written opinion, dated as of the Effective Time, of counsel to KFB, in substantially the form of Exhibit 4 to this Agreement.

          (f) Affiliate Agreements. Regions shall have received from each affiliate of KFB the affiliates agreement referred to in Section 8.9 of this Agreement.

          (g) Pooling Treatment. KFB shall not have taken any action that would prevent the Merger from qualifying for pooling-of-interests accounting treatment under Accounting Principles Board Opinion No. 16 if closed and consummated in accordance with this Agreement.

     9.3 CONDITIONS TO OBLIGATIONS OF KFB. The obligations of KFB to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by KFB pursuant to Section 11.6(b) of this Agreement:

          (a) Representations and Warranties. For purposes of this Section 9.3(a), the accuracy of the representations and warranties of Regions set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date). The representations and warranties of Regions set forth in Section 6.3 of this Agreement shall be true and correct (except for inaccuracies which are de minimus in amount). The representations and warranties of Regions set forth in Section 6.10 of this Agreement shall be true and correct in all material respects. There shall not exist inaccuracies in the representations and warranties of Regions set forth in this Agreement (including the representations and warranties set forth in Sections 6.3 and 6.10) such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Material Adverse Effect on Regions; provided that, for purposes of this sentence only, those representations and warranties which are qualified by references to "material" or "Material Adverse Effect" shall be deemed not to include such qualifications.

          (b) Performance of Agreements and Covenants. Each and all of the agreements and covenants of Regions to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all Material respects.

          (c) Certificates. Regions shall have delivered to KFB (i) a certificate, dated as of the Effective Time and signed on its behalf by its duly authorized officers, to the effect that the conditions of its obligations set forth in Sections 9.3(a) and 9.3(b) of this Agreement have been satisfied, and (ii) certified copies of resolutions duly adopted by Regions' Board of Directors and stockholders evidencing the taking of all corporate action necessary to authorize the execution, delivery, and performance of this Agreement, as appropriate, and the consummation of the transactions contemplated hereby, all in such reasonable detail as KFB and its counsel shall request.

          (d) Fairness Opinion. KFB shall have received a letter from The Carson Medlin Company or another financial adviser selected by KFB dated not more than five (5) days prior to the date of the Proxy Statement to the effect that in the opinion of such firm, the Exchange Ratio is fair to the stockholders of KFB from a financial point of view.

          (e) Legal Opinion. KFB shall have received a written opinion, dated as of the Effective Time, of counsel to Regions, in substantially the form of Exhibit 5 to this Agreement.

                                   ARTICLE 10

                                  TERMINATION

     10.1 TERMINATION. Notwithstanding any other provision of this Agreement, and notwithstanding the approval of this Agreement by the stockholders of KFB, this Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time:

          (a) By mutual consent of the Board of Directors of Regions and the Board of Directors of KFB; or

          (b) By the Board of Directors of either Party (provided that the terminating Party is not then in breach of any representation or warranty contained in this Agreement under the applicable standard set forth in
     Section 9.2(a) of this Agreement in the case of KFB and Section 9.3(a) in the case of Regions or in Material breach of any covenant or other agreement contained in this Agreement) in the event of an inaccuracy of any representation or warranty of the other Party contained in this Agreement which cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching Party of such inaccuracy and which inaccuracy would provide the terminating Party the ability to refuse to consummate the Merger under the applicable standard set forth in Section 9.2(a) of this Agreement in the case of KFB and Section 9.3(a) of this Agreement in the case of Regions; or

          (c) By the Board of Directors of either Party (provided that the terminating Party is not then in breach of any representation or warranty contained in this Agreement under the applicable standard set forth in
     Section 9.2(a) of this Agreement in the case of KFB and Section 9.3(a) in the case of Regions or in Material breach of any covenant or other agreement contained in this Agreement) in the event of a Material breach by the other Party of any covenant or agreement contained in this Agreement which cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching Party of such breach; or

          (d) By the Board of Directors of either Party in the event (i) any Consent of any Regulatory Authority required for consummation of the Merger and the other transactions contemplated hereby shall have been denied by final nonappealable action of such authority or if any action taken by such authority is not appealed within the time limit for appeal, or (ii) the stockholders of KFB fail to vote their approval of this Agreement and the transactions contemplated hereby as required by the Laws of the State of Florida at the KFB Stockholders' Meeting where the transactions were presented to such stockholders for approval and voted upon; or

          (e) By the Board of Directors of KFB or by the Board of Directors of Regions in the event that the Merger shall not have been consummated by August 31, 1998, in each case only if the failure to consummate the transactions contemplated hereby on or before such date is not caused by any breach of this Agreement by the Party electing to terminate pursuant to this Section 10.1(e); or

          (f) By the Board of Directors of either Party (provided that the terminating Party is not then in breach of any representation or warranty contained in this Agreement under the applicable standard set forth in
     Section 9.2(a) of this Agreement in the case of KFB and Section 9.3(a) in the case of Regions or in Material breach of any covenant or other agreement contained in this Agreement) in the event that any of the conditions precedent to the obligations of such Party to consummate the Merger (other than as contemplated by Section 10.1(d) of this Agreement) cannot be satisfied or fulfilled by the date specified in Section 10.1(e) of this Agreement as the date after which such Party may terminate this Agreement; or

     10.2 EFFECT OF TERMINATION. In the event of the termination of this Agreement pursuant to Section 10.1 of this Agreement, this Agreement shall become void and have no effect, except that (i) the provisions of this Section
10.2 and Article Eleven and Section 8.5(b) of this Agreement shall survive any such termination, and (ii) a termination pursuant to Sections 10.1(b), 10.1(c), or 10.1(f) of this Agreement shall not relieve the breaching Party from Liability for an uncured willful breach of a representation, warranty, covenant, or agreement giving rise to such termination. Each of the Support Agreements shall be governed by its own terms as to its termination.

     10.3 NON-SURVIVAL OF REPRESENTATIONS AND COVENANTS. The respective representations, warranties, obligations, covenants, and agreements of the Parties shall not survive the Effective Time except this Section 10.3 and Articles Two, Three, Four, and Eleven and Sections 8.9, and 8.11 of this Agreement.

                                   ARTICLE 11

                                 MISCELLANEOUS

     11.1 DEFINITIONS. Except as otherwise provided herein, the capitalized terms set forth below (in their singular and plural forms as applicable) shall have the following meanings:

          "ACQUISITION PROPOSAL" with respect to a Party shall mean any tender offer or exchange offer or any proposal for a merger, acquisition of all of the stock or assets of, or other business combination involving such Party or any of its Subsidiaries or the acquisition of a substantial equity interest in, or a substantial portion of the assets of, such Party or any of its Subsidiaries.

          "AFFILIATE" of a Person shall mean (i) any other Person directly, or indirectly through one or more intermediaries, controlling, controlled by, or under common control with such Person, (ii) any executive officer, director, partner, employer, or direct or indirect beneficial owner of any ten percent (10%) or greater equity or voting interest of such Person, or
     (iii) any other Person for which a Person described in clause (ii) acts in any such capacity.

          "AGREEMENT" shall mean this Agreement and Plan of Merger, including each of the Support Agreements and the other Exhibits delivered pursuant hereto and incorporated herein by reference.

          "ASSETS" of a Person shall mean all of the assets, properties, businesses, and rights of such Person of every kind, nature, character, and description, whether real, personal, or mixed, tangible or intangible, accrued or contingent, or otherwise relating to or utilized in such Person's business, directly or indirectly, in whole or in part, whether or not carried on the books and records of such Person, and whether or not owned in the name of such Person or any Affiliate of such Person and wherever located.

          "BHC ACT" shall mean the federal Bank Holding Company Act of 1956, as amended.

          "BUSINESS COMBINATION" shall mean an acquisition of, merger or combination with, share exchange involving any class of voting stock of, sale of more than fifty percent (50%) of the consolidated assets by, or other business combination involving, or tender offer for or sale or issuance of any equity securities involving an acquisition by a third-party of more than fifty percent (50%) of the voting stock of, KFB, other than the formation of a newly organized holding company for KFB in which the shares of KFB Common Stock are exchanged for shares of the holding company on a basis that does not cause the respective beneficial interests of each stockholder to change or transactions with a Regions Company.

          "CLOSING" shall mean the closing of the transactions contemplated hereby, as described in Section 1.2 of this Agreement.

          "CONSENT" shall mean any consent, approval, authorization, clearance, exemption, waiver, or similar affirmation by any Person pursuant to any Contract, Law, Order, or Permit.

          "CONTRACT" shall mean any written or oral agreement, arrangement, authorization, commitment, contract, indenture, instrument, lease, obligation, plan, practice, restriction, understanding, or undertaking of any kind or character, or other document to which any Person is a party or that is binding on any Person or its capital stock, Assets, or business.

          "DEFAULT" shall mean (i) any breach or violation of or default under any Contract, Order, or Permit, (ii) any occurrence of any event that with the passage of time or the giving of notice or both would constitute a breach or violation of or default under any Contract, Order, or Permit, or
     (iii) any occurrence of any event that with or without the passage of time or the giving of notice would give rise to a right to terminate or revoke, change the current terms of, or renegotiate, or to accelerate, increase, or impose any Liability under, any Contract, Order, or Permit.

          "DGCL" shall mean the Delaware General Corporation Law.

          "EFFECTIVE TIME" shall mean the date and time at which the Merger becomes effective as defined in Section 1.3 of this Agreement.

          "ENVIRONMENTAL LAWS" shall mean all Laws which are administered, interpreted, or enforced by the United States Environmental Protection Agency and state and local agencies with jurisdiction over pollution or protection of the environment.

          "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

          "ERISA PLAN" shall have the meaning provided in Section 5.13 of this Agreement.

          "EXCHANGE AGENT" shall have the meaning provided in Section 4.1 of this Agreement.

          "EXCHANGE RATIO" shall have the meaning provided in Section 3.1(b) of this Agreement.

          "EXHIBITS" 1 through 5, inclusive, shall mean the Exhibits so marked, copies of which are attached to this Agreement. Such Exhibits are hereby incorporated by reference herein and made a part hereof, and may be referred to in this Agreement and any other related instrument or document without being attached hereto.

          "FDIC" shall mean the Federal Deposit Insurance Corporation.

          "FBCA" shall mean the Florida Business Corporation Act as amended.

          "GAAP" shall mean generally accepted accounting principles, consistently applied during the periods involved.

          "HAZARDOUS MATERIAL" shall mean any pollutant, contaminant, or hazardous substance within the meaning of the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. sec. 9601 et seq., or any similar federal, state, or local Law.

          "HSR ACT" shall mean Section 7A of the Clayton Act, as added by Title II of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

          "INTERNAL REVENUE CODE" shall mean the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

          "KFB BENEFIT PLANS" shall have the meaning set forth in Section 5.13 of this Agreement.

          "KFB COMMON STOCK" shall mean the $.01 par value common stock of KFB.

          "KFB COMPANIES" shall mean, collectively, KFB and all KFB
     Subsidiaries.

          "KFB DISCLOSURE MEMORANDUM" shall mean the written information entitled "KFB Disclosure Memorandum" delivered prior to the date of this Agreement, to Regions describing in reasonable detail the matters contained therein and, with respect to each disclosure made therein, specifically referencing each Section of this Agreement under which such disclosure is being made.

          "KFB FINANCIAL STATEMENTS" shall mean (i) the consolidated balance sheets (including related notes and schedules, if any) of KFB as of September 30, 1997, and as of December 31, 1996 and 1995, and the related statements of income, changes in stockholders' equity, and cash flows (including related notes and schedules, if any) for the nine months ended September 30, 1997, and for each of the fiscal years ended December 31, 1996, 1995, and 1994, included in the KFB Disclosure Memorandum, and (ii) the consolidated balance sheets of KFB (including related notes and schedules, if any) and related statements of income, changes in stockholders' equity, and cash flows (including related notes and schedules, if any) with respect to periods ended subsequent to September 30, 1997.

          "KFB STOCK PLANS" shall mean the stock plans of KFB listed in Section
     5.13 of the KFB Disclosure Memorandum.

          "KFB SUBSIDIARIES" shall mean the Subsidiaries of KFB, which shall include the KFB Subsidiaries described in Section 5.4 of this Agreement and any corporation, bank, savings association, or other organization acquired as a Subsidiary of KFB in the future and owned by KFB at the Effective Time.

          "KNOWLEDGE" as used with respect to a Person shall mean the knowledge after due inquiry of the chairman, president, chief financial officer, chief accounting officer, chief credit officer, general counsel (not including outside counsel), any assistant or deputy general counsel, or any senior or executive vice president of such Person.

          "LAW" shall mean any code, law, ordinance, regulation, reporting, or licensing requirement, rule, or statute applicable to a Person or its Assets, Liabilities, or business, including, without limitation, those promulgated, interpreted, or enforced by any of the Regulatory Authorities.

          "LIABILITY" shall mean any direct or indirect, primary or secondary, liability, indebtedness, obligation, penalty, cost, or expense (including, without limitation, costs of investigation, collection, and defense), claim, deficiency, guaranty, or endorsement of or by any Person (other than endorsements of notes, bills, checks, and drafts presented for collection or deposit in the ordinary course of business) of any type, whether accrued, absolute, or contingent, liquidated or unliquidated, matured or unmatured, or otherwise.

          "LIBERTY NATIONAL" shall mean Liberty National Bank, a national bank and wholly-owned subsidiary of KFB.

          "LIEN" shall mean any conditional sale agreement, default of title, easement, encroachment, encumbrance, hypothecation, infringement, lien, mortgage, pledge, reservation, restriction, security interest, title retention, or other security arrangement, or any adverse right or interest, charge, or claim of any nature whatsoever of, on, or with respect to any property or property interest, other than (i) Liens for current property Taxes not yet due and payable, (ii) for depository institutions, pledges to secure deposits and other Liens incurred in the ordinary course of the banking business, and (iii) Liens which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on a Party.

          "LITIGATION" shall mean any action, arbitration, cause of action, claim, complaint, criminal prosecution, demand letter, governmental or other examination or investigation, hearing, inquiry, administrative or other proceeding, or notice (written or oral) by any Person alleging potential Liability, but shall not include regular, periodic examinations of depository institutions and their Affiliates by Regulatory Authorities.

          "LOAN PROPERTY" shall mean any property owned by the Party in question or by any of its Subsidiaries or in which such Party or Subsidiary holds a security interest, and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

          "MATERIAL" for purposes of this Agreement shall be determined in light of the facts and circumstances of the matter in question; provided that any specific monetary amount stated in this Agreement shall determine materiality in that instance.

          "MATERIAL ADVERSE EFFECT" on a Party shall mean an event, change, or occurrence which, individually or together with any other event, change, or occurrence, is likely to have a Material adverse impact on (i) the financial position, business, results of operations or prospects of such Party and its Subsidiaries, taken as a whole, or (ii) the ability of such Party to perform its obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement, provided that "material adverse effect" shall not be deemed to include the impact of
     (a) changes in banking and similar Laws of general applicability or interpretations thereof by courts or governmental authorities, (b) changes in GAAP or regulatory accounting principles generally applicable to banks, savings associations, and their holding companies, (c) actions and omissions of a Party (or any of its Subsidiaries) taken with the prior informed consent of the other Party in contemplation of the transactions contemplated hereby, or (d) the Merger and compliance with the provisions of this Agreement on the operating performance of the Parties.

          "MERGER" shall mean the merger of KFB with and into Regions referred to in Section 1.1 of this Agreement.

          "NASD" shall mean the National Association of Securities Dealers, Inc.

          "NASDAQ/NMS" shall mean the National Market System of the National Association of Securities Dealers, Inc. Automated Quotations System.

          "1933 ACT" shall mean the Securities Act of 1933, as amended.

          "1934 ACT" shall mean the Securities Exchange Act of 1934, as amended.

          "ORDER" shall mean any administrative decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, ruling, or writ of any federal, state, local, or foreign or other court, arbitrator, mediator, tribunal, administrative agency, or Regulatory Authority.

          "PARTICIPATION FACILITY" shall mean any facility in which the Party in question or any of its Subsidiaries participates in the management and, where required by the context, includes the owner or operator or such property, but only with respect to such property.

          "PARTY" shall mean either KFB or Regions and "PARTIES" shall mean both KFB and Regions.

          "PERMIT" shall mean any federal, state, local, and foreign governmental approval, authorization, certificate, easement, filing, franchise, license, notice, permit, or right to which any Person is a party or that is or may be binding upon or inure to the benefit of any Person or its securities, Assets, or business.

          "PERSON" shall mean a natural person or any legal, commercial, or governmental entity, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, trust, business association, group acting in concert, or any person acting in a representative capacity.

          "PROXY STATEMENT" shall mean the proxy statement used by KFB to solicit the approval of its stockholders of the transactions contemplated by this Agreement and shall include the prospectus of Regions relating to the shares of Regions Common Stock to be issued to the stockholders of KFB.

          "REGIONS COMMON STOCK" shall mean the $.625 par value common stock of Regions.

          "REGIONS COMPANIES" shall mean, collectively, Regions and all Regions Subsidiaries.

          "REGIONS FINANCIAL STATEMENTS" shall mean (i) the consolidated statements of condition (including related notes and schedules, if any) of Regions as of September 30, 1997, and the restated consolidated statements of condition (including related notes and schedules, if any) of Regions as of December 31, 1996 and 1995, the related statements of income, changes in stockholders' equity, and cash flows (including related notes and schedules, if any) for the nine months ended September 30, 1997 and the related restated statements of income, changes in stockholders' equity, and cash flows (including related notes and schedules, if any) for each of the fiscal years ended December 31, 1996, 1995, and 1994, as filed by Regions in SEC Documents and reflecting the acquisition of First National Bancorp accounted for as a pooling of interests and (ii) the consolidated statements of condition of Regions (including related notes and schedules, if any) and related statements of income, changes in stockholders' equity, and cash flows (including related notes and schedules, if any) included in SEC Documents filed with respect to periods ended subsequent to September 30, 1997.

          "REGIONS SUBSIDIARIES" shall mean the Subsidiaries of Regions.

          "REGISTRATION STATEMENT" shall mean the Registration Statement on Form S-4, or other appropriate form, filed with the SEC by Regions under the 1933 Act in connection with the transactions contemplated by this Agreement.

          "REGULATORY AUTHORITIES" shall mean, collectively, the Federal Trade Commission, the United States Department of Justice, the Board of the Governors of the Federal Reserve System, the Office of

     Thrift Supervision, the Office of the Comptroller of the Currency, the FDIC, all state regulatory agencies having jurisdiction over the Parties and their respective Subsidiaries, the NASD, and the SEC.

          "SEC" shall mean the United States Securities and Exchange Commission.

          "SEC DOCUMENTS" shall mean all reports and registration statements filed, or required to be filed, by a Party or any of its Subsidiaries with any Regulatory Authority pursuant to the Securities Laws.

          "SECURITIES LAWS" shall mean the 1933 Act, the 1934 Act, the Investment Company Act of 1940, as amended, the Investment Advisors Act of 1940, as amended, the Trust Indenture Act of 1939, as amended, and the rules and regulations of any Regulatory Authority promulgated thereunder.

          "STOCKHOLDERS' MEETING" shall mean the meeting of the stockholders of KFB to be held pursuant to Section 8.1 of this Agreement, including any adjournment or adjournments thereof.

          "SUBSIDIARY" OR COLLECTIVELY "SUBSIDIARIES" shall mean all those corporations, banks, associations, or other entities of which the entity in question owns or controls fifty percent (50%) or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which fifty percent (50%) or more of the outstanding equity securities is owned directly or indirectly by its parent; provided, however, there shall not be included any such entity acquired through foreclosure or any such entity the equity securities of which are owned or controlled in a fiduciary capacity.

          "SUPPORT AGREEMENTS" shall mean the various Support Agreements, each in substantially the form of Exhibit 1.

          "SURVIVING CORPORATION" shall mean Regions as the surviving corporation resulting from the Merger.

          "TAX" OR "TAXES" shall mean any federal, state, county, local or foreign income, profits, franchise, gross receipts, payroll, sales, employment, use, property, withholding, excise, occupancy, and other taxes, assessments, charges, fares, or impositions, of any nature whatsoever, including interest, penalties, and additions imposed thereon or with respect thereto.

     11.2 EXPENSES. (a) Except as otherwise provided in this Section 11.2, each of the Parties shall bear and pay all direct costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including filing, registration and application fees, printing fees, and fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel, except that Regions shall bear and pay the filing fees payable in connection with the Registration Statement and the Proxy Statement and printing costs incurred in connection with the printing of the Registration Statement and the Proxy Statement.

     (b) Nothing contained in this Section 11.2 shall constitute or shall be deemed to constitute liquidated damages for the willful breach by a Party of the terms of this Agreement or otherwise limit the rights of the nonbreaching Party.

     11.3 BROKERS AND FINDERS. Except as disclosed, each of the Parties represents and warrants that neither it nor any of its officers, directors, employees, or Affiliates has employed any broker or finder or incurred any Liability for any financial advisory fees, investment bankers' fees, brokerage fees, commissions, or finders' fees in connection with this Agreement or the transactions contemplated hereby. In the event of a claim by any broker or finder based upon his or its representing or being retained by or allegedly representing or being retained by KFB or Regions, each of KFB and Regions, as the case may be, agrees to indemnify and hold the other Party harmless of and from any Liability in respect of any such claim.

     11.4 ENTIRE AGREEMENT. Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) constitutes the entire agreement between the Parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral. Nothing in this Agreement, expressed or implied, is intended to, or shall, confer upon any Person, other than the Parties or their respective successors, any rights, remedies, obligations, or liabilities under or by reason of this Agreement, other than as provided in Sections 8.9 and 8.11 of this Agreement.

     11.5 AMENDMENTS. To the extent permitted by Law, this Agreement may be amended by a subsequent writing signed by each of the Parties upon the approval of the Boards of Directors of each of the Parties; provided, however, that after any such approval by the holders of KFB Common Stock, there shall be made no amendment decreasing the consideration to be received by KFB stockholders without the further approval of such stockholders.

     11.6 WAIVERS. (a) Prior to or at the Effective Time, Regions, acting through its Board of Directors, chief executive officer, vice chairman, or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by KFB, to waive or extend the time for the compliance or fulfillment by KFB of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of Regions under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of Regions.

     (b) Prior to or at the Effective Time, KFB, acting through its Board of Directors, chief executive officer, or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by Regions, to waive or extend the time for the compliance or fulfillment by Regions of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of KFB under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of KFB.

     11.7 ASSIGNMENT. Except as expressly contemplated hereby, neither this Agreement nor any of the rights, interests, or obligations hereunder shall be assigned by any Party hereto (whether by operation of Law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.

     11.8 NOTICES. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by facsimile transmission, by registered or certified mail, postage pre-paid, or by courier or overnight carrier, to the persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so received:

KFB:              KEY FLORIDA BANCORP, INC.
                  6001 26th Street
                  Bradenton, Florida 34207
                  Attention: Stephen R. Jonsson
                             President and Chief Executive Officer

Copy to Counsel:  SMITH, MACKINNON, GREELEY,
                    BOWDOIN & EDWARDS, P.A.
                  Citrus Tower, Suite 800
                  255 South Orange Avenue
                  Orlando, Florida 32801
                  Telecopy Number: (407) 843-2448
                  Attention: John P. Greeley

Regions:          REGIONS FINANCIAL CORPORATION
                  417 North 20th Street
                  Birmingham, Alabama 35203
                  Telecopy Number: (205) 326-7571
                  Attention: Richard D. Horsley
                             Vice Chairman and Executive Financial Officer

Copy to Counsel:  REGIONS FINANCIAL CORPORATION
                  417 North 20th Street
                  Birmingham, Alabama 35203
                  Telecopy Number: (205) 326-7099
                  Attention: Samuel E. Upchurch, Jr.
                             General Counsel and Corporate Secretary

     11.9 GOVERNING LAW. Except to the extent the laws of the State of Florida apply to the Merger, this Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, without regard to any applicable conflicts of Laws.

     11.10 COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

     11.11 CAPTIONS. The captions contained in this Agreement are for reference purposes only and are not part of this Agreement.

     11.12 SEVERABILITY. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

     IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed on its behalf and its corporate seal to be hereunto affixed and attested by officers thereunto as of the day and year first above written.

ATTEST:                                                     KEY FLORIDA BANCORP, INC.

              By: /s/ LYNNE M. SCHOOLEY                                  By: /s/ STEPHEN R. JONSSON
  -------------------------------------------------           -------------------------------------------------
                  Lynne M. Schooley                                          Stephen R. Jonsson
                      Secretary                                     President and Chief Executive Officer

[CORPORATE SEAL]

ATTEST:                                                     REGIONS FINANCIAL CORPORATION

           By: /s/ SAMUEL E. UPCHURCH, JR.                               By: /s/ RICHARD D. HORSLEY
  -------------------------------------------------           -------------------------------------------------
               Samuel E. Upchurch, Jr.                                       Richard D. Horsley
                 Corporate Secretary                            Vice Chairman and Executive Financial Officer

[CORPORATE SEAL]

                                            APPENDIX B
February 13, 1998




Board of Directors
Key Florida Bancorp, Inc.
6016 26th Street West, Ste. 1
Bradenton, FL  34207

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, of the aggregate consideration to be received by the shareholders of Key Florida Bancorp, Inc.("KFB") under the terms of a certain Agreement and Plan of Merger dated November 25, 1997 (the "Agreement") pursuant to which KFB will be merged into and with Regions Financial Corp. ("Regions")(the "Merger"). Under the terms of the Agreement, each of the outstanding shares of KFB Common Stock shall be converted into 0.3666 of a share of Regions Common Stock. The foregoing summary of the Merger is qualified in its entirety by reference to the Agreement.

The Carson Medlin Company is a National Association of Securities Dealers, Inc.
(NASD) member investment banking firm which specializes in the securities of southeastern United States financial institutions. As part of our investment banking activities, we are regularly engaged in the valuation of southeastern United States financial institutions and transactions relating to their securities. We regularly publish our research on independent community banks regarding their financial and stock price performance. We are familiar with the commercial banking industry in Florida and the major commercial banks operating in that market. We have been retained by KFB in a financial advisory capacity to render our opinion hereunder, for which we will receive compensation.

In reaching our opinion, we have analyzed the respective financial positions, both current and historical, of Regions and KFB. We have reviewed: (i) the Agreement; (ii) the annual reports to shareholders of Regions, including audited financial statements for the five years ended December 31, 1996; (iii) audited financial statements of KFB for the three years ended December 31, 1996; (iv) the unaudited financial statements of Regions for the year ended December 31, 1997; (v) the unaudited financial statements of KFB for the year ended December 31, 1997; (vi) the unaudited interim financial statements of Regions for the nine months ended September 30, 1997; (vii) the unaudited interim financial statements of KFB for the nine months ended September 30, 1997; (viii) certain financial and operating information with respect to the business, operations and prospects of Regions and KFB; (ix) the Form 8-K for Regions date February 8, 1998; and (x) this Proxy Statement /Prospectus. We also: (a) held discussions with members of the senior management of Regions and KFB regarding historical and current business operations, financial condition and future prospects of their respective companies; (b) reviewed the historical market prices and trading activity for the common stocks of Regions and KFB and compared them with those of certain publicly traded companies which we deemed to be relevant; (c) compared the results of operations of Regions and KFB with those of certain banking companies which we deemed to be relevant; (d) compared the proposed financial terms of the Merger with the financial terms, to the extent publicly available, of certain other recent business combinations of commercial

Board of Directors
Key Florida Bancorp, Inc.
February 13, 1998
Page 2


banking organizations; (e) analyzed the pro forma financial impact of the Merger on Regions; and (f) conducted such other studies, analyses, inquiries and examinations as we deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of all information provided to us. We have not performed or considered any independent appraisal or evaluation of the assets of KFB or Regions. The opinion we express herein is necessarily based upon market, economic and other relevant considerations as they exist and can be evaluated as of the date of this letter.

Based upon the foregoing, it is our opinion that the aggregate consideration provided for in the Agreement is fair, from a financial point of view, to the shareholders of Key Florida Bancorp, Inc.

Very truly yours,



THE CARSON MEDLIN COMPANY

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Article Tenth of the Certificate of Incorporation of the Registrant provides:

          "(a) The corporation shall indemnify its officers, directors, employees, and agents to the full extent permitted by the General Corporation Law of Delaware. (b) No director of the corporation shall be personally liable to the corporation or its stockholders for monetary damages, for breach of fiduciary duty as a director, except for liability
     (i) for any breach of the director's duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under
     Section 174 of the Delaware General Corporation Law; or (iv) for any transaction from which the director derived an improper personal benefit."

     Section 145 of the Delaware General Corporation law empowers the Company to indemnify its officers and directors under certain circumstances. The pertinent provisions of that statute read as follows:

        "(a) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

        "(b) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

        "(c) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

        "(d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made
     (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (3) by the stockholders.

        "(e) Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

        "(f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

        "(g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section.

        "(h) For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

        "(i) For purposes of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

        "(j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

        "(k) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation's obligation to advance expenses (including attorneys' fees)."

     The Registrant has purchased a directors' and officers' liability insurance contract which provides, within stated limits, reimbursement either to a director or officer whose actions in his capacity result in liability, or to the Registrant, in the event it has indemnified the director or officer. Major exclusions from coverage include libel, slander, personal profit based on inside information, illegal payments, dishonesty, accounting of securities profits in violation of Section 16(b) of the Securities Exchange Act of 1934 and acts within the scope of the Pension Reform Act of 1974.

ITEM 21.  EXHIBITS.

EXHIBIT
NUMBER                                                     DESCRIPTION
------         --------------------------------------------------------------------------------------------------------
  2.1   --     Agreement and Plan of Merger, dated as of November 25, 1997, by and between Key Florida Bancorp, Inc. and
               Regions Financial Corporation  -- included as Appendix A to the Proxy Statement/Prospectus.
  4.1   --     Certificate of Incorporation of Regions Financial Corporation -- incorporated by reference from S-4
               Registration Statement of Regions Financial Corporation, file no. 333-37361.
  4.2   --     By-laws of Regions Financial Corporation -- incorporated by reference from S-4 Registration Statement of
               Regions Financial Corporation, file no. 333-37361.
  5.    --     Opinion re: legality.
  8.    --     Opinion re: tax matters.
 23.1   --     Consent of Ernst & Young LLP.
 23.2   --     Consent of Purvis, Gray and Company
 23.3   --     Consent of Varnadore Tyler & Hawthorne, P.A.
 23.4   --     Consent of Lange, Simpson, Robinson & Somerville -- included in Exhibit 5.
 23.5   --     Consent of Alston & Bird -- included in Exhibit 8.
 23.6   --     Consent of The Carson Medlin Company
 24.    --     Power of Attorney -- the manually signed power of attorney is set forth in the signature page of the registration statement.
 99.    --     Form of proxy.

ITEM 22.  UNDERTAKINGS.

     A. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     B. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     C.(1) The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     (2) The Registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     D. The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     E. The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Birmingham, State of Alabama on this the 11th day of February, 1998.


                                          REGISTRANT:

                                          REGIONS FINANCIAL CORPORATION

                                          BY:  /s/ Richard D. Horsley
                                             ----------------------------------
                                                   Richard D. Horsley
                                              Vice Chairman of the Board and
                                               Executive Financial Officer

     Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed below by the following persons in the capacities and on the dates indicated.


       SIGNATURE                     TITLE                         DATE
-------------------------- ----------------------------      ------------------
 *  Carl E. Jones, Jr.
--------------------------  President and Chief Executive    February 11, 1998
Carl E. Jones, Jr.              Officer and Director
                            (principal executive officer)

/s/ Richard D. Horsley
--------------------------  Vice Chairman of the Board and   February 11, 1998
Richard D. Horsley          Executive Financial Officer
                                   and Director
                            (principal financial officer)

 *  Robert P. Houston
--------------------------  Executive Vice President and     February 11, 1998
Robert P. Houston                  Comptroller
                            (principal accounting officer)

* Sheila S. Blair
--------------------------         Director                    February 11, 1998
Sheila S. Blair

* William B. Boles, Sr.
--------------------------         Director                    February 11, 1998
William B. Boles, Sr.

* James B. Boone, Jr.
--------------------------         Director                    February 11, 1998
James B. Boone, Jr.

* Albert P. Brewer
--------------------------         Director                    February 11, 1998
Albert P. Brewer

* James S.M. French
--------------------------         Director                    February 11, 1998
James S.M. French

* Olin B. King
--------------------------         Director                    February 11, 1998
Olin B. King

* J. Stanley Mackin
--------------------------  Chairman of the Board              February 11, 1998
J. Stanley Mackin                 and Director

* Henry E. Simpson
--------------------------         Director                    February 11, 1998
Henry E. Simpson

* Lee J. Styslinger, Jr.
--------------------------         Director                    February 11, 1998
Lee J. Styslinger, Jr.


--------------------------         Director
Robert J. Williams


                                                               * By /s/ Richard D. Horsley as
                                                               attorney-in-fact pursuant to
                                                               a power of attorney
                                                               February 11, 1998

                               INDEX TO EXHIBITS


                                                                                                                       SEQUENTIALLY
EXHIBIT                                                                                                                   NUMBERED
NUMBER                           DESCRIPTION                                                                                PAGE
-------        ------------------------------------------------------------------------------------------              ------------
  2.1   --     Agreement and Plan of Merger, dated as of November 25, 1997, by and between Key Florida Bancorp, Inc.
               and Regions Financial Corporation  -- included as Appendix A to the Proxy Statement/Prospectus.
  4.1   --     Certificate of Incorporation of Regions Financial Corporation -- incorporated by reference from S-4
               Registration Statement of Regions Financial Corporation, file no. 333-37361.
  4.2   --     By-laws of Regions Financial Corporation -- incorporated by reference from S-4 Registration Statement of Regions Financial Corporation, file no. 333-37361.
  5.    --     Opinion re: legality.
  8.    --     Opinion re: tax matters.
 23.1   --     Consent of Ernst & Young LLP.
 23.2   --     Consent of Purvis, Gray and Company
 23.3   --     Consent of Vaynadore Tyler & Hawthorne, P.A.
 23.4   --     Consent of Lange, Simpson, Robinson & Somerville -- included in Exhibit 5.
 23.5   --     Consent of Alston & Bird -- included in Exhibit 8.
 23.6   --     Consent of The Carson Medlin Company
 24.    --     Power of Attorney -- the manually signed power of attorney is set forth in the signature page of the registration statement.
 99.    --     Form of proxy.